2023 HASBRO ANNUAL REPORT



OUR FRANCHISE BRANDS













Dear Fellow Shareholder,

For over a century, Hasbro has created iconic toys and games for consumers around the world. For many of us, our first toy or game was a Hasbro product. The CANDYLAND game board, the smell of PLAY-DOH, or the original TRANSFORMERS theme song — each of these brands sparks a powerful memory and instantly transports me back to childhood.

> **Through the power of play, Hasbro connects, inspires and transforms people.**

While strategic transformations take time, I'm pleased with how much we accomplished in 2023: we successfully closed the sale of the eOne Film and TV business, paid down debt, cleared excess inventory, and drove greater operational excellence.

We achieved some major wins that I believe augur the Hasbro to come: a company rededicated to play, innovation, and fun for all ages. We have the right foundation in place to drive operational rigor, reinvigorate innovation across the portfolio, and pave the way for an even healthier, stronger, more profitable Hasbro in 2024 and beyond.

2023 A reset year

2023 marked an important milestone in our transformation towards a more streamlined and profitable Toy and Game company.

We took three major actions to strengthen our foundation:

① REDUCTION IN EXCESS INVENTORY

> Improved inventory position enables higher value retail distribution and a focus on product innovation

> Inventory clean up efforts resulted in a working capital improvement of ~$350 million

> Entered 2024 with inventories down 50% YoY, well below pre-pandemic levels

> Expect annual savings of roughly $10 million from exiting overflow locations for excess inventory storage

> Shifted low or negative profit businesses to out-licensed model

② OPERATIONAL EXCELLENCE AND COST SAVINGS

> Better than expected cost savings due to Operational Excellence work

> Updated target to $750 million of gross savings by end of 2025 with half flowing to the bottom line

> Unlocks crucial investment capacity and improves cash flow

> Return cash to shareholders through our category-leading dividend

③ ASSET-LIGHT AND PARTNER-LED ENTERTAINMENT STRATEGY

> Successfully closed the sale of the eOne Film and TV business to Lionsgate

> Allows us to continue monetizing Hasbro IP

> Reduced our debt by approximately $400 million

Fewer, Bigger, Better

Leveraging Hasbro's iconic brand portfolio, we entertain and connect generations of fans in focus categories where we have or are building a leadership position.

Games (Board Games, Trading Cards, Role Playing) ● Preschool Toys ● Action Figures & Accessories ● Arts & Crafts ● Outdoor & Sports

This philosophy underpins the value chain of our business: we are doing away with what does not work while doubling down on our core capabilities. In 2023, we reduced the number of SKUs by over 50% to drive higher impact. We directed bigger investments behind our winning brands in more focused categories. We refreshed our design and toy leadership team and added new marketing firepower for our games and data-driven growth initiatives. With these enhanced consumer insights capabilities, we accelerated innovation to zero in on the beating heart of Hasbro – our consumers.



Wins Across the Business

We saw success with this approach in the back half of 2023, with the launch of FURBY. This was a product we took our time testing and iterating based on consumer insights. FURBY went on to be one of the top new toy introductions in 2023. The FURBY craze continued in December with the launch of FURBLETS, another hit introduction, and I'm excited to continue building this franchise in 2024.





2023 was also a strong year for our TRANSFORMERS franchise on the back of the hit movie *Transformers: Rise of the Beasts* from our partners at Paramount, driving POS growth of 35%. We have exciting activations planned as we celebrate the brand's 40th anniversary in 2024, as well as the star-studded animated movie, *Transformers One*, coming this summer along with fresh merchandise.

PLAY-DOH had another strong year after gaining share in the Arts & Crafts category with products like our Ultimate Ice Cream Truck. The team continues to innovate and we expect more creative surprises and new cross-brand collaborations in the year ahead.

2024 will mark the 20th anniversary of PEPPA PIG. Building on the success of the brand, our teams have an array of exciting new toys, products, experiences, and collaborations planned across all channels, including linear TV, music, digital content, theme parks, and more.





#1 mobile game launch of all time in the U.S.

Fastest mobile title in the U.S. to reach **$1B**

Board Games continues to be a leading category for us and one we anticipate will grow in the year ahead. TWISTER AIR was the number one new game across the G10 markets in 2023 according to Circana thanks to an innovative new augmented reality experience. 2024 is expected to be a big year for gaming from Hasbro, as we expand into new genres, work with some of the brightest designers in the industry and leverage our reach and distribution strength to introduce more new games than ever.

Wizards and Digital outperformed our guidance in 2023 driven by a series of blockbuster hits. MAGIC had another record year in 2023 with a string of new sets, including our best-selling set of all time, *The Lord of the Rings: Tales of Middle-Earth*.

We saw the power of our franchises play out with digital licensing. Our partners at Larian Studios launched the long-awaited *Baldur's Gate 3* – based on DUNGEONS & DRAGONS IP, and one of the highest rated video games of all time. We saw huge success from *Monopoly GO!* from our partners at Scopely. We expect a long tail into 2024 and beyond for these mega hits.

In 2024, we'll celebrate the 50th anniversary of DUNGEONS & DRAGONS with a compelling new line up of adventures, core rule books and new



digital-first offerings. We'll launch the biggest update to 5th Edition since its introduction in 2014, reinventing everything from the artwork of our iconic monsters to new mechanics, to bold new ways to bring to life the world of D&D digitally.

All of this will add up to increasingly impressive product, collaborations, and experiences across all of our brands, through 2024 and leading into an even brighter 2025.

Our Purpose in Practice

At Hasbro, we are privileged to create products and experiences that bring joy and spark human connectivity across generations, cultures and lifetimes. Our Purpose motivates our employees, engages our consumers, and positively impacts the communities in which we operate. We believe strong Environmental, Social and Governance (ESG) performance drives long-term value for our business and stakeholders.

Throughout 2023, we took important steps to strengthen our ESG strategy and continued to integrate ESG throughout our business and value chain. The Science-Based Target Initiative ("SBTi") validated our greenhouse gas emission ("GHG") reductions target to reduce Scope 1 and Scope 2 emissions by 47.5% by 2030. The SBTi also validated our net-zero science-based target which is to reduce absolute Scope 1 and 2 GHG emissions by 90% by 2050 from a 2020 base year. We continued to integrate climate risks and opportunities into our existing enterprise risk management system to help build climate resiliency through our business operations. We also initiated a biodiversity screening to help us (1) assess biodiversity impacts and dependencies within our value chain and (2) identify potential areas of risk and opportunities related to biodiversity.

With our ongoing commitment to consistent and transparent ESG reporting, we shared Hasbro's ESG performance along with key accomplishments for 2022 in our annual ESG Data Update. This update was published in alignment with the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB).

A prudent approach to capital

We ended the year with $545 million in cash on the balance sheet, generated $726 million in operating cash flow and reduced debt by approximately $500 million.

From a capital allocation standpoint, our priorities are to reinvest behind the core business, return cash to shareholders, and continue to pay down debt. We remain committed to our category-leading dividend, and we were pleased to return $388 million to shareholders in 2023.

Guided by Our Purpose

Our work continues to be rooted in our mission, guided by our purpose, and demonstrated through our core values. It's what makes Hasbro special.

OUR MISSION

is to entertain and connect generations of fans through the wonder of storytelling and exhilaration of play.

OUR PURPOSE

is to create joy and community for all people around the world, one game, one toy, one story at a time.



A results-oriented team to drive growth in 2024 and beyond

In 2023, we rounded out our renewed executive leadership team with key hires including Gina Goetter as Executive Vice President & Chief Financial Officer, Tim Kilpin as President of Toys, Licensing and Entertainment, and Roberta Thomson as Chief Communications Officer.



Gina Goetter
Executive Vice President &
Chief Financial Officer

Gina joined Hasbro in May 2023 to oversee our newly combined Operations and Finance teams. As the former CFO of Harley Davidson and a 25+ year Consumer Packaged Goods veteran, Gina has a wealth of experience managing corporate transformations. Her impact has already been felt and she has been instrumental in leading our operational excellence work and strategic integrations.



Tim Kilpin
President Toys, Licensing and
Entertainment

Tim joined Hasbro in April 2023 to oversee Hasbro's toy business, with a focus on optimizing the value and performance of our strategic franchise brands and IP. A 30+ year toy industry veteran with leadership experience across marquee toy, game, and entertainment brands, Tim's thoughtful guidance and strategic insights have been vital as we stabilize our CP business, enhance product development and steer our CP business back to growth.



Roberta Thomson
Chief Communications
Officer

Roberta joined Hasbro in May 2023 to oversee all global communications efforts across the company, including internal, external, brand publicity, content and design. A communications veteran with almost twenty years of experience, Roberta joined from Notion, a collaboration software company, and previously held senior leadership roles at Meta (formerly Facebook) and Brunswick Group.

With our new foundation set and the right team in place, the future at Hasbro looks bright. 2024 is about returning Consumer Products to profitability, investing for long-term momentum in games and driving significant improvements in Hasbro's bottom line fueled by operational discipline and renewed product innovation.

In short, we're putting all the right pieces together to keep investing in our growth initiatives while expanding the ways our franchises reach fans through digital games. We look forward to driving this growth in partnership with you, our valued shareholders. Thank you for your ongoing support.

It is a privilege to lead this organization and help protect and steward Hasbro's rich legacy. We have so much to be proud of – and many more innovative and exhilarating products and experiences yet to deliver to fans. As a lifelong fan myself, I feel fortunate to be in the business of creating toys and games. Through our products, we fuel friendships, fire up imagination, delight kids, and connect generations. I'm excited about what we have in store for 2024 and beyond to create even more special memories.

Sincerely,

Chris Cocks
CEO

Year in Review

For the full year revenues were $5.0 billion, down 15% year over year. We reported an operating loss of $1.5 billion that included $1.3 billion in non-cash charges associated with the sale of eOne and a change in strategy for the balance of the owned and operated production efforts. Adjusted operating profit* was $477 million and includes $130 million of non-cash charges focused on inventory reduction to reset the business.

Wizards of the Coast and Digital Gaming segment revenues increased 10% to $1.46 billion. Growth in the segment was driven by a series of hits, including another record year for MAGIC: THE GATHERING. *The Universes Beyond Lord of the Rings Tales of Middle Earth* set became the best-selling Magic set of all time.

Growth in Licensed Digital Gaming was fueled by the power of our franchises with the multi award-winning *Baldur's Gate 3* from our partners at Larian Studios, and the most successful mobile game launch in the U.S. with *Monopoly Go!* from Scopely.

Consumer Products segment revenue declined 19%. Declines were driven by planned business exits, softer industry trends and inventory management efforts at retail. Despite a tough category backdrop, the teams delivered growth in TRANSFORMERS in support of the *Transformers: Rise of the Beasts* feature film, launched a top toy with FURBY and a game of the year winner, TWISTER AIR and grew G.I. JOE. 2023 was a reset year for the consumer product segment, and we believe there is a significant opportunity to improve the underlying profitability and rebuild the innovation engine.

Entertainment revenues declined due to the writers' and actors' strikes that impacted deliveries within Film and TV. Family Brands grew for the full year. The Company completed the sale of the eOne Film and TV business to Lionsgate in December 2023.

Licensed Digital Gaming The power of Hasbro brands





MAGIC
THE GATHERING
UNIVERSES BEYOND
13+
NOW WITH
8 SET BOOSTERS
THE LORD OF THE RINGS
TALES OF MIDDLE-EARTH
BUNDLE

Wizards of the Coast and Digital Gaming segment revenues **+10% to $1.46B**

Best-selling MAGIC set of all time

*The adjusted figures are non-GAAP financial measures. A reconciliation of non-GAAP financial measures can be found in Hasbro's Q4 and FY 2023 press release.





Operational excellence in action

As part of the Company's Operational Excellence cost savings program, the Hasbro teams are taking a hard look at product design across the portfolio, seeking opportunities to take costs out while keeping, or in some cases, improving the play experience.

The design to value approach requires looking at every component that goes into a product line through to packaging, evaluating the cost of each piece and identifying opportunities to reduce or eliminate costs with little to no impact on the play experience. Through Consumer Insights we test the product and if the changes do not affect the customer experience, we implement the change.

The Hasbro Gaming team was up for the challenge, starting with many of Hasbro's original games, a $200M+ portfolio of gaming brands that have been around for decades.

TWISTER. PERFECTION. HUNGRY HUNGRY HIPPOS. Just a few of the original Hasbro games that have defined so many childhood experiences.

The team imagines the future of board games and enrich the player experience while making our games modern introducing 'aha' innovation that makes these classics feel fresh with space-saving packaging design that drives value for the consumer and increased profit for Hasbro.

Simple can be significant

In the spring of 2023, Hasbro celebrated the 50th Anniversary of PERFECTION with a complete redesign of the game, introducing some simple but effective innovations. The game now features two colors of game pieces: a small modification that makes game play much more competitive and exciting. Suddenly, PERFECTION went from being a solitary puzzle game to a competitive match between two players.

The team also introduced a modular game board that can be reconfigured — resulting in over 400 unique combinations and endless replayability. No longer can players memorize the location of the shapes to improve their performance!

Players come first

We launched the next iteration of HUNGRY HUNGRY HIPPOS, which has been thoughtfully updated in response to some common complaints. The older version took time for parents to put together, and then had to be disassembled again to be stored in its box. The new Hippos have a more playful game board, streamlined packaging, and best of all: no assembly required. Through it all, the team is committed to putting players first.

The Hasbro Gaming team will continue to redesign more Hasbro originals like MONOPOLY and OPERATION and will also expand into new categories and channels like card, strategy, and adult party games.

Board of Directors


Michael R. Burns
Vice Chairman of Lions Gate
Entertainment Corp


Hope F. Cochran
Managing Director
of Madrona Venture Group


Christian P. Cocks
Chief Executive Officer
of Hasbro


Lisa Gersh
Outside Advisor; Former Chief
Executive Officer of Alexander Wang


Frank D. Gibeau*
President of Zynga at
Take-Two Interactive


Elizabeth Hamren
Chief Executive Officer
of Ring, Inc.


Darin S. Harris*
Chief Executive Officer of
Jack In the Box, Inc.


Blake Jorgensen
Former Chief Financial Officer
of Electronic Arts, Inc. and
PayPal Holdings, Inc.


Tracy A. Leinbach
Retired Executive
Vice President and Chief Financial
Officer of Ryder System, Inc.


Owen Mahoney*
Former Chief Executive Officer
and President of Nexon Co. Ltd.


Laurel J. Richie
Independent Branding Consultant;
Former President of Women's
National Basketball Association


Richard S. Stoddart
Chair of the Board of Hasbro and
Former President and Chief Executive
Officer of InnerWorkings, Inc.


Mary Beth West
Former Senior Vice President,
Chief Growth Officer of The
Hershey Company


Linda Zecher Higgins
Chief Executive Officer,
IronNet Inc.

*Appointed March 2024

Executive Management


Christian Cocks
Chief Executive Officer
and Director


Gina Goetter
Executive Vice President and
Chief Financial Officer


Najuma Atkinson
Executive Vice President and
Chief People Officer


Matt Austin
Executive Vice President and
Chief Revenue Officer


Tim Kilpin
President, Toys, Licensing
and Entertainment


Cynthia Williams
President, Wizards of the
Coast and Hasbro Gaming


Roberta Thomson
Executive Vice President and
Chief Communications Officer


Tarrant Sibley
Executive Vice President, Chief Legal
Officer and Corporate Secretary

5-Year Total Shareholder Return

Hasbro vs. S&P 500 and Russell 1000 Consumer Discretionary Index

The following graph tracks an assumed investment of $100 at the end of 2018 in the Company's Common Stock, the S&P 500 Index and the Russell 1000 Consumer Discretionary Index, assuming full reinvestment of dividends and no payment of brokerage or other commissions or fees. Past performance of the Company's Common Stock is not necessarily indicative of future performance.



	2018	2019	2020	2021	2022	2023
Hasbro, Inc.	$100	$133	$121	$131	$81	$74
S&P 500 Index	$100	$132	$154	$200	$165	$209
Russell 1000 Consumer Discretionary Index	$100	$131	$183	$217	$143	$195

Data complete through last fiscal year.
Corporate Performance Graph with peer group uses peer group only performance (excludes only company).
Peer group indices use beginning of period market capitalization weighting.
Prepared by Zacks Investment Research, Inc. Used with permission. All rights reserved. Copyright 1980-2024.
Index Data: Copyright Standard and Poor's, Inc. Used with permission. All rights reserved.
Index Data: Copyright Russell Investments. Used with permission. All rights reserved.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K
☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)**
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

Commission file number 1-6682

Hasbro, Inc.
(Exact Name of Registrant As Specified in its Charter)

Rhode Island	**05-0155090**
(State of Incorporation)	*(I.R.S. Employer Identification No.)*
1027 Newport Avenue	
Pawtucket, Rhode Island	**02861**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code (401) 431-8697

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	HAS	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ or No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ or No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ or No ☐.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ or No ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒   Accelerated Filer ☐   Non-Accelerated Filer ☐   Smaller Reporting Company ☐

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ or No ☒.

The aggregate market value on July 2, 2023 (the last business day of the Company's most recently completed second quarter) of the voting common stock held by non-affiliates of the registrant, computed by reference to the closing price of the stock on that date, was approximately $8,933,575,963. The registrant does not have non-voting common stock outstanding.

The number of shares of common stock outstanding as of February 13, 2024 was 138,791,480.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our definitive proxy statement for our 2024 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report.

PART I

PART II

PART III

PART IV

Special Note Regarding Forward-Looking Statements

From time to time, including in this Annual Report on Form 10-K ("Form 10-K") and in our annual report to shareholders, we publish "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These "forward-looking statements" may relate to matters such as: our business and marketing strategies; anticipated financial performance or business prospects in future periods; relationships with business partners, customers and suppliers; purchasing patterns of our customers and consumers; expected technological and product developments; the expected timing for scheduled new product introductions or our expectations concerning the future acceptance of products by customers; expected benefits and plans relating to acquired brands, properties and businesses; the development and timing of planned digital gaming products, consumer products and entertainment releases; adapting to changes in the methods of product and content distribution; marketing and promotional efforts; research and development activities; management of supply and inventory; expectations related to our manufacturing; impact of public health conditions; adequacy of our properties; expected benefits and cost-savings resulting from the Company's Operational Excellence Program; expected benefits and cost-savings from certain restructuring actions and divestiture of non-core businesses or assets; capital expenditures; working capital; liquidity; timing of and amount of repayment of indebtedness; capital allocation strategy, including plans for dividends and share repurchases; and other financial, tax, accounting and similar matters. Forward-looking statements are inherently subject to risks and uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. These statements may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "could," "expect," "intend," "looking forward," "may," "planned," "potential," "should," "will" and "would" or any variations of words with similar meanings. We note that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed or anticipated in our forward-looking statements. The factors listed in the risk factors below and in Part I, Item 1A. *Risk Factors*, of this Form 10-K are illustrative and other risks and uncertainties may arise as are or may be detailed from time to time in our public announcements and our filings with the Securities and Exchange Commission, such as on Forms 8-K, 10-Q and 10-K. We undertake no obligation to make any revisions to the forward-looking statements contained in this Form 10-K or in our annual report to shareholders to reflect events or circumstances occurring after the date of the filing of this report.

RISK FACTORS SUMMARY

We are subject to a variety of risks and uncertainties, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. These include strategic, operational, global economic, financial, governmental, regulatory and legal risks related to our business. Risks that we deem material are described under "Risk Factors" in Item 1A of this Form 10-K. These risks include, but are not limited to, the following:

Strategic Risks

- We may not successfully implement and execute our business strategy and transformation initiatives.
- Consumer interests change quickly, making it difficult to develop innovative and successful products and entertainment. Consumers may prefer the products and games offered by our competitors to those we offer, harming our business and results.
- A key to our future success will be our ability to further develop our digital gaming business.
- Changes in viewing behaviors and formats in the entertainment industry may harm our business.
- We may lose rights to existing partner brands or fail to secure such rights in the future.
- Our third-party licenses may not be profitable and generate significant revenues or royalties for us if licensed material does not achieve sufficient market appeal.
- The industries in which we compete are highly competitive, with low barriers to entry.
- Acquisitions, licenses, dispositions and other investments we complete may not provide us with the benefits we expect, or the realization of such benefits may be significantly delayed.

Operational Risks

- Our business may be harmed if we are not successful in transforming our supply chain operations.
- We may be unable to develop, introduce and ship products on a timely and cost-effective basis, or we may be unable to successfully navigate through global supply chain challenges.
- We may be unable to successfully adapt to the increasing importance of direct-to-consumer sales.
- Our customer base remains highly concentrated, making us susceptible to the success of their businesses.
- Our substantial business, sales and manufacturing outside the U.S. subjects us to risks of international operations.
- Our reliance on third-party manufacturers, particularly in China, presents risks to our business.
- Our digital game and entertainment offerings may be dependent on third-party studios, content producers and distribution channels.
- We will have less control over certain functions of our business due to the planned outsourcing to a third-party.
- We have had recent leadership changes and other employee changes. If we lose key management or other employees or are unable to attract and retain talented people with the skill-sets we need for our diverse and changing business, our business may be harmed. Similarly, if new members of management and new employees are not successful that will negatively impact our business.
- We may be unable to hire and develop diverse talent, thereby making it difficult to compete.
- Our business may be harmed if we are unable to protect our critical intellectual property rights.
- If we do not successfully operate our information technology systems, or if our electronic data is compromised, our business may be harmed.

Global and Economic Risks

- Pandemics or outbreaks of diseases or viruses have had and may continue to have an adverse effect on our business, including harming our ability to source and ship products in a timely and cost-effective manner.

- Changes in U.S., global or regional economic conditions can harm our business, such as inflation, rising interest rates and unemployment rates, as well as the markets in which we and our employees, consumers, customers, suppliers and manufacturers operate. Such changes can also adversely impact discretionary consumer spending.

Financial Risks

- Seasonality in our business may cause our quarterly and annual operating results to fluctuate.

- Impairment charges related to goodwill and intangible assets acquired assets or other investments could harm our results.

- Our financial performance can be impacted by changes in foreign currency rates due to our global business.

- Our indebtedness may limit our availability of cash, cause us to divert cash to fund debt service payments or make it more difficult to take certain other actions.

- We may be unable to obtain or service our external borrowings, or restrictions imposed by such borrowings may be burdensome.

- Our effective tax rate may vary due to changes in or differing tax law and rules in the territories we operate.

Governmental, Regulatory and Legal Risks

- If we were to violate laws or regulations applicable to our business, our business could be harmed.

- Failure to achieve our sustainability goals may result in reputational damage.

- We could be the subject of product liability suits, product recalls or claims relating to media content, any of which could harm our business.

- We may be involved in other litigation and similar matters which may entail significant expense or otherwise adversely impact our business.

Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business, financial condition, results of operations and cash flows.

Item 1. *Business.*

Overview

Hasbro, Inc. (“Hasbro”) is a toy and game company whose mission is to entertain and connect generations of fans through the wonder of storytelling and exhilaration of play. We are Creating Magic Through Play by delivering engaging brand experiences for global audiences across gaming, consumer products and entertainment, with a portfolio of iconic brands including MAGIC: THE GATHERING, Hasbro Gaming, PLAY-DOH, NERF, TRANSFORMERS, DUNGEONS & DRAGONS, and PEPPA PIG, as well as premier partner brands.

Hasbro is guided by our purpose to create joy and community for all people around the world, one game, one toy, one story at a time.

For more than a decade, we have been consistently recognized for our corporate citizenship, including being named one of the 100 Best Corporate Citizens by 3BL Media, one of the World’s Most Ethical Companies by Ethisphere Institute and one of the 50 Most Community-Minded Companies in the U.S. by the Civic 50.


OUR PURPOSE
is to create joy and community for all people around the world, one game, one toy, one story at a time.
OUR MISSION
is to entertain and connect generations of fans through the wonder of storytelling and exhilaration of play.
OUR VALUES
JUMP IN MUDDY PUDDLES
Be adventurous and brave in driving our business results while never forgetting we are a company built on play.
KNOWING IS HALF THE BATTLE
Be grounded by a strong command of the facts and work with integrity, resilience, and a sense of purpose. Help Hasbro become better while we perform well.
CONTRIBUTE TO THE COMMUNITY CHEST
Support our communities to leave the world, our planet and society a better place for generations to come.
DON'T SPLIT THE PARTY
Act as one team that supports a unified vision; debate, decide and commit to a plan of action and pursue it boldly.
FRIENDSHIP IS MAGIC
Create diverse and inclusive communities where all feel welcome and unified in the shared joy of storytelling and play.
BE LEGENDARY
Practice excellence, improve on our legacy, create awesomeness.

Recent Developments

Fiscal year 2023 was a year of transformation for our business. Following the October 2022 announcement of our revised strategic plan, we embarked upon an ambitious, multi-year transformation guided by our revamped strategy. Since that announcement, we have been able to create efficiencies in our supply chain, improve our inventory position, lower our costs, and reinvest back into the business. During fiscal 2023, we strengthened our leadership team with industry veterans and turnaround experts and have focused our strategic investments on our most valuable and profitable franchises across games, toys, licensing and entertainment. This focused strategy also led to the decision to sell certain non-core parts of our business, including the Entertainment One film and television business not relating to Hasbro and family-oriented brands, which we refer to as Hasbro Brands and Family Brands. In 2023, we experienced stronger than expected market headwinds within our Consumer Products business, resulting in our difficult decision to take

additional headcount reductions and accelerate the process of certain organizational structure changes that is expected to result in the reallocation of people and resources, both in effort to strengthen our foundation and position Hasbro for growth.

A further description of key 2023 developments are summarized below.

Executive Leadership

On April 12, 2023, we announced the appointment of Gina Goetter as Chief Financial Officer, effective May 18, 2023. Ms. Goetter joined Hasbro from Harley Davidson, Inc., where she served as Chief Financial Officer. Prior to her time at Harley Davidson, Inc., Ms. Goetter served in senior leadership roles at Tyson Foods, Inc. and General Mills, Inc., where she was responsible for leading the turnaround of those businesses. Ms. Goetter succeeded Deborah Thomas, who retired from the Company after 24 years of instrumental leadership of the Company.

On April 12, 2023, we also announced the appointment of industry veteran Tim Kilpin as President, Toys, Licensing & Entertainment, effective April 24, 2023. Mr. Kilpin joined Hasbro from PlayMonster Group, LLC, where he served as Executive Chairman and Chief Executive Officer. Previously, Mr. Kilpin held senior leadership positions within the toy and entertainment industry at companies that include Activision Blizzard, Inc., Mattel, Inc. and The Walt Disney Company.

Focus on Fewer, Bigger and More Profitable

We continued focusing our efforts on fewer, bigger and more profitable brands in 2023. For example, MAGIC: THE GATHERING had a record year in 2023 with a string of successful new sets. In 2023, we expanded our Magic audience through the integration of other well-known IP, such as with *The Lord of the Rings: Tales of Middle-earth* card set, Magic's best-selling set of all time, released in June 2023.

For DUNGEONS & DRAGONS, we activated multiple parts of our Blueprint, including through the release of *Baldur's Gate 3*, the DUNGEONS & DRAGONS-based role-playing video game, the theatrical release of *Dungeons & Dragons: Honor Among Thieves* and the continued integration of D&D Beyond, the premier digital content platform for DUNGEONS & DRAGONS acquired during the second quarter of 2022. *Baldur's Gate 3*, released in the third quarter of 2023 from our partners at Larian Studios, has won six awards, including Game of the Year at the 10th annual Game Awards.

We experienced success through the out-license of certain of our brands to other third-party digital game developers who transform Hasbro brand-based characters and other intellectual properties into digital gaming experiences. One example is the popular free-to-play mobile game, *Monopoly Go*!, released by Scopely, Inc. during 2023 and based on the classic MONOPOLY board game. *Monopoly Go*! surpassed $1.0 billion in revenue in 2023, from which we receive digital licensing royalties.

In consumer products, we continue to seek ways to reinvent, redesign and reintroduce products on a cost-effective, profitable basis. A key example of such a product is FURBY. In 2023, we introduced a new product line of FURBY products for its 25th anniversary. Additionally, we have focused on fewer brands and on our bigger and more profitable brands by reducing both our inventory position and our SKUs by approximately 50%.

Sale of Non-core Entertainment One Film and TV Business

On December 27, 2023, we completed the sale of our Entertainment One film and television business ("eOne Film and TV") to Lions Gate Entertainment Corp., Lions Gate Entertainment Inc. and Lions Gate International Motion Pictures S.à.r.l (collectively "Lionsgate"), pursuant to the terms of an equity purchase agreement dated August 3, 2023 among Hasbro and Lionsgate. Lionsgate acquired the eOne Film and TV business for a purchase price of $375.0 million in cash, subject to certain purchase price adjustments plus the assumption by Lionsgate of production financing loans. As part of the eOne Film and TV sale, we utilized the proceeds on sale to reduce our outstanding debt.

The sale included a team of talented employees, a content library of approximately 6,500 titles, and active productions for certain non-Hasbro owned intellectual properties such as *The Rookie* and *Yellow Jackets* franchises.

Going forward, we retained brand-based created content and the capability to develop and produce entertainment including animation, digital shorts, scripted TV and theatrical films related to core Hasbro IP as well as our Family Brands business, such as PEPPA PIG and PJ MASKS.

See note 3 to the consolidated financial statements included in Part II, Item 8. Financial Statements, of this Form 10-K, for further information on the sale of eOne Film and TV.

Hasbro Transformation Office; Operational Excellence Program

Under our new strategic plan, in late 2022 we launched the Hasbro Transformation Office ("HTO"), a team of leaders dedicated to running a disciplined, purpose-built company that is simpler, more efficient and redesigned to drive long-term sustainable growth in markets in which we compete. Our HTO aligns and delivers on our Operational Excellence program, an ongoing enterprise-wide cost-savings initiative intended to improve our business through specialized organizational programs that include targeted cost-savings, supply chain transformation and certain other restructuring actions designed to drive growth and enhance shareholder value.

As part of this program, in January 2023, the Company announced the intention to eliminate approximately 1,000 positions from its global workforce, or approximately 15% of global full-time employees ("Initial Actions"). In December 2023, following a further review of the Company's cost structure and organizational design, the Company announced additional strategic steps to position the business for future growth, including additional headcount reductions under the Operational Excellence Program, and a revised organizational structure whereby aspects of certain corporate functions are anticipated to be supported by a third-party outsourcing provider. The Company's organizational structure changes will result in the reallocation of people and resources, including voluntary early retirement for certain groups of employees and additional involuntary reductions in employees ("Additional Actions"). The Company currently anticipates that approximately 900 incremental positions will be eliminated as part of the Additional Actions.

For additional information, see note 19 to the consolidated financial statements included in Part II, Item 8. Financial Statements, of this Form 10-K.

Our Strategy

Our mission is to entertain and connect generations of fans through the wonder of storytelling and exhilaration of play. We are "Creating Magic Through Play". Our strategic plan, which we refer to as our Blueprint or Blueprint 2.0, supports our mission by bringing compelling and expansive brand experiences to consumers and audiences around the world. Using this approach, our brands are transformed as story-led and play-led consumer franchises brought to life through games, play and experiences and offered across a multitude of platforms and media. Our commitment to disciplined, strategic investments, differentiates Hasbro as a purpose-driven business with diversified capabilities focused on driving long-term, sustainable and profitable growth and enhancing shareholder value.

We are focused on a number of key areas.

Innovative Play

- Build innovative toys and games that create memorable, social and collectible experiences of play and entertainment in our key focus categories: games (board games, trading cards, role playing); preschool; action brands; creativity; outdoor; and dolls.

<u>Expanding Brands</u>

- Focus on a franchise-first approach to deliver the magic of our brands through licensing, digital games and entertainment.

- Focus on fewer, bigger, more profitable brands and driving market share in our key focus categories.

- Entertainment investments focused on Hasbro IP aligned with our strategic plan, including merchandise and digital engagement opportunities with a focus on franchise brands.

<u>Analytics and Insights</u>

- Develop our insights and analytics capabilities, which are heavily focused on putting consumers at the center of everything we do, as we build multi-generational brands.

<u>Direct to Consumer</u>

- Invest in our Hasbro direct-to-consumer business and build direct relationships with fans through ecommerce, social, digital games and services.

<u>Digital Gaming</u>

- Continue to cultivate our digital gaming business, through AAA games, games as a service and licensing relationships that activate our brands.

<u>Licensing</u>

- Scale licensing of our brands through a growing portfolio of partners from theme park operators to toy companies, for consumers to experience our brands and drive communities of friendship and fandom around them.

<u>Operational Excellence</u>

- Execute operational savings initiatives, including supply chain transformation, to improve operating results and reinvest in our business.

<u>People</u>

- Invest in and empower our people at all levels of our organization and continue to foster a diverse and inclusive culture that drives accountability and focuses on profitability.

Hasbro's purpose of creating joy and community for all people around the world, one game, one toy, one story at a time starts with consumers and our fans, who represent multigenerational audiences that sit at the center of our strategy. Understanding our fans, expanding our fan base and delivering for them is the key driver behind our evolution as a brand-driven toy and game company. The development and execution of our brands are informed by our brand insights platform, a proprietary consumer insights and data analytics system which helps us understand the behavior of our consumers. We have learned that consumers will travel with a brand that they love across multiple forms and formats, including our core historical strength of toys and games and licensed consumer products, as well as digital gaming and story-led entertainment and experiences.

The value of Hasbro is fully activated when we can take a brand across multiple elements of Blueprint 2.0 including consumer products such as digital gaming; toys, games and licensed products; entertainment and experiences; and our Hasbro Direct business. The ability to build a brand and leverage in-house capabilities to create multiple categories of engagement with consumers and fans is an advantage for Hasbro and helps to optimize our economics.

Below is a summary of key areas of focus for activating our brands.

- *Toys and Games*. We market and sell toys and games based on our owned and controlled brands globally at retail stores, through ecommerce platforms and through our fan-based direct-to-consumer platforms Hasbro PULSE and SECRET LAIR. Additionally, through license agreements with third parties, we develop and sell products based on popular third-party brands through these channels. Our toys and games include action figures, arts and crafts and creative play products, dolls, play sets, preschool toys, plush products, sports action blasters and accessories, vehicles and toy-related specialty products, games and many other consumer products which represent an array of internationally recognizable brands that capture the imagination of our consumers worldwide.

Within toys and games, as a leading producer of new and innovative gaming brands and play experiences, our gaming business continues to transform game play. To successfully execute our gaming strategy, we consider brands which capitalize on existing trends while evolving our approach using consumer insights and data analytics, technology advancements and offering game-play experiences addressed to consumer demand for face-to-face, trading card and digital game experiences played as board, off-the-board, digital, card, electronic, trading card and role-playing games. Our goal is to create innovative toys and games that create memorable and magical moments that last a lifetime.

Our subsidiary, Wizards of the Coast ("Wizards"), is a critical part of our gaming business, driving innovation and growth through its popular role-playing and fantasy card-collecting games such as MAGIC: THE GATHERING, Hasbro's first billion-dollar brand which benefited from multiple tentpole set releases exceeding $100.0 million per set during 2023, and DUNGEONS & DRAGONS. Our iconic game brands include long-time favorites such as MONOPOLY, JENGA, CONNECT 4, THE GAME OF LIFE, SCRABBLE, CLUE and TRIVIAL PURSUIT, as well as many other well-known game brands.

- *Licensed Consumer Products*. As a complement to our toy and game business, we promote our brands through the out-licensing of our intellectual properties to third parties for promotional and merchandising uses in a wide range of consumer products. These include apparel, publishing, home goods and electronics, or in certain situations, toy products where the out-licensing of brands is more effective and profitable than developing and marketing the products ourselves. A recent example of this includes the return of our LITTLEST PET SHOP brand through our partnership with Basic Fun!, a global marketer of toys and consumer products. Together we relaunched LITTLEST PET SHOP through a Roblox experience in December 2023 and expect a refreshed LITTLEST PET SHOP product lineup in the first half of 2024 featuring new characters, collectables, and play-sets. We also out-license our brands for uses in theme park attractions and other forms of location-based entertainment. In cases where we license our intellectual property to a third party, we enter into contracts with licensees that pay us either a sales-based or usage-based royalty, or a combination of both, for use of the brands, and, in some cases, the license arrangements are subject to minimum guaranteed amounts or fixed fees, over the term of the license.

- *Digital Gaming*. Important to our success is the continued growth and development of our digital gaming business, including development of AAA games, games as a service and licensed games. Spanning action role-playing games for web-based play, PC and gaming consoles, to Hasbro branded mobile application-based games, our digital gaming business helps to unlock the full value of our brands and achieve our mission of storytelling and bringing our brands to life. Recent examples include the 2023 release of *Baldur's Gate 3*, the DUNGEONS & DRAGONS-based role-playing video game from our partners at Larian Studios which won six awards, including Game of the Year at the 10th annual Game Awards. In 2022, we acquired D&D Beyond, the premier digital content platform for DUNGEONS & DRAGONS. In addition, we continue to develop and enhance other digital games internally and through third parties. For example, we have developed and launched the digital version of the MAGIC: THE GATHERING card game, Magic*: The Gathering Arena* and its related mobile application, both of which complement the Company's direct-to-customer relationships with our new and long-time, MAGIC: THE GATHERING fan-base. We also out-license certain of our brands to other third-party digital game developers who transform Hasbro brand-based characters and other intellectual properties into digital gaming experiences such as *Baldur's Gate 3*. One example is the popular *Monopoly Go*! free-to-play mobile game, released by Scopely, Inc. during 2023 and based on the classic board game, *MONOPOLY*.

- *Entertainment*. Reinforcing storylines associated with our owned and controlled Hasbro and Family Brands through entertainment mediums, including television, film, digital content and other programming is our primary entertainment strategy. With our cross-platform capabilities our entertainment business leverages film and television production and sales, digital content and children's programming to create compelling entertainment and drive creativity and overall awareness across brands with merchandising and licensing tie-ins.

    - Film and Television. Our go-forward primary focus is on the development, production and co-production of content based upon Hasbro brands. Our film content is offered on all media channels, including cinema, home entertainment, broadcast and digital, including Subscription Video-On-Demand ("SVOD").

        We partner with Paramount Pictures ("Paramount") to produce and distribute live action and animated films, as well as television programming based on Hasbro brands. We play an active role alongside Paramount in content development, production and distribution in addition to the financing of films created through our cooperative agreements. Under this relationship we released *Dungeons & Dragons: Honor Among Thieves*, in early 2023, and under a separate agreement entered with Paramount, we released the feature length film, *Transformers: Rise of the Beasts*, in the Summer of 2023.

    - Family Brands Animation. Our family brands team develops, produces and distributes Hasbro brand-based animation content for children's properties on a worldwide basis which results in multiple touchpoints across Blueprint 2.0. The principal brands include PEPPA PIG and MY LITTLE PONY whose content entertains children worldwide and generates revenues through licensing and merchandising programs across multiple retail categories. These brands generate revenues from Advertising Video-On-Demand ("AVOD") through platforms such as YouTube and SVOD revenues from the sale of content to video streaming platforms. Our portfolio of preschool brand driven content also includes BABY ALIVE and PLAY-DOH and the development of new preschool programs and properties.

- *Hasbro Direct*. Our Hasbro Direct business is our "Fans Come First" approach, intended to create direct connections with our consumers and includes the following platforms:

    - *Magic: The Gathering Arena* — the free-to-play online adaptation of the MAGIC: THE GATHERING card game where players can explore the fantasy worlds of *Magic: The Gathering Arena*, play a variety of game formats to collect cards and test skills against friends and other players around the world, or enter in-game tournaments.

    - SECRET LAIR — our internet-based storefront where MAGIC: THE GATHERING fans can purchase exclusive and limited versions of cards.

    - D&D Beyond — the premier digital content platform for DUNGEONS & DRAGONS where fans can access online versions of official rule books, character sheets and catalogs, adventures, and other digital tools such as character builders and official D&D content available for purchase.

    - Hasbro PULSE — Hasbro's ultimate fan ecommerce destination. At Hasbro Pulse our fans can find product offerings and experiences from our popular brands as well as access to views of behind-the-scenes material and insider details. In addition, Hasbro Pulse offers consumers access to product related livestreams such as fan oriented virtual conventions and product and merchandise reveals, as well as the opportunity to participate in HasLab, the Hasbro crowdfunding platform which brings limited-edition collectibles into the hands of fans.

With these platforms, we are expanding and enhancing our capabilities beyond the traditional ecommerce outlet to serve our consumers and activate brands across Blueprint 2.0. Connecting with fans directly makes our products more accessible in more markets and enables us to sell brands and showcase selected items, creating more brand awareness while gaining a deeper understanding of our fans and what they want and expect from Hasbro.

- *Other Elements of our Strategy*. Other aspects of our strategy that help drive our storytelling experiences include digital content, location-based entertainment, and publishing.

  - Digital Content. We understand the importance of digital content to drive fan engagement, including in gaming and across other media, and of integrating such content with our products. Digital media encompasses digital gaming applications and the creation of digital environments for traditional products through the use of complementary digital applications, social media and websites which extend storylines and enhance play.

  - Location-Based Entertainment. Location-based entertainment ("LBE") allows consumers to experience and share our brands. LBE includes licensing our brands to theme parks, water parks, hotels and resorts, family entertainment centers, retail, dining and entertainment, shows, exhibits and exhibitions such as Hasbro City, the newly-opened Hasbro-themed family entertainment center located in Paseo Interlomas, Mexico featuring thrilling theme park rides and experiences, live shows, food and beverage options and the region's first Hasbro-themed retail location. These experiences bring our brands to life and further immerse our consumers in our storytelling in a capital efficient manner.

  - Publishing. Licensing our brands to global publishers is another way to bring our brands to consumers in a meaningful way through various publishing formats, from puzzle and trivia books to children's stories, adult novels and comics.

Brand Portfolios

In 2023, we realigned our brand portfolios to correspond with the evolution of our strategy. We organized and marketed owned, controlled and licensed intellectual properties within our brand architecture under the following four brand portfolios:

- Franchise Brands
- Partner Brands
- Portfolio Brands
- Non-Hasbro Branded Film & TV

Brand Portfolio	Description	Recent Developments
Franchise Brands	Includes our flagship owned or controlled brands, which we believe can deliver significant revenues, profits and growth over the long term. Key Brands Include: • MAGIC: THE GATHERING • Hasbro Gaming • PLAY-DOH • NERF • TRANSFORMERS • DUNGEONS & DRAGONS • PEPPA PIG	• In 2023, MAGIC: THE GATHERING benefited from successful card set releases that include *Lord of the Rings: Tales of Middle-earth, Phyrexia: All Will Be One, March of the Machine, and Wilds of Eldraine*. • We have established a diverse portfolio of well-known gaming brands through acquisition, invention and innovation. In 2023, we launched TWISTER AIR, a modernized mobile app-enabled game inspired by the Hasbro classic, TWISTER. Another example is the popular *Monopoly Go!* free-to-play mobile game, released by Scopely, Inc. during 2023 and based on the classic board game, MONOPOLY. • Continued launches of our engaging and popular PLAY-DOH products include the PLAY-DOH Magical Mixer Playset and the PLAY-DOH Busy Chef's Restaurant Playset in 2023. • In 2023, partnering with Paramount Pictures, our TRANSFORMERS brand was supported by the release of *Transformers: Rise of the Beasts*, the seventh installment in the TRANSFORMERS film series, along with an all new associated TRANSFORMERS product line. • DUNGEONS & DRAGONS growth in 2023 was driven by the award winning D&D- based role-playing video game, *Baldur's Gate 3*, released during the second half of 2023, and the theatrical release of the film Dungeons & Dragons: *Honor Among Thieves*, released in March 2023. • In 2024, we will be celebrating the 20th anniversary of PEPPA PIG with the hour-long cinema release, *Peppa's Cinema Party*, featuring ten never-seen-before PEPPA PIG episodes and five all-new sing along songs, premiering in February 2024.

Brand Portfolio	Description	Recent Developments
Partner Brands	Includes those brands we license from other parties for which we develop toy and game products. Partner brand revenues fluctuate based primarily on the entertainment releases around these brands in any given year. Key Brands include: • MARVEL, including SPIDER-MAN and THE AVENGERS[1] • LUCASFILMS' STAR WARS[1] • BEYBLADE • GHOST BUSTERS • INDIANA JONES[1] [1] Owned by The Walt Disney Company ("Disney").	• We hold certain toy and game licensed merchandise rights for major Disney entertainment properties Marvel and Star Wars, each for multi-year terms. • Our products were also supported by numerous streaming and broadcast television series of our partners.
Portfolio Brands	Includes those brands we own or control which we feel have upside in revenue and profitability that have not yet grown to the significance of a franchise brand.	• In 2023 Hasbro reintroduced FURBY, the iconic interactive toy, with a new product line launched to celebrate the brand's 25th anniversary.
Non-Hasbro Branded Film and TV	Includes non-Hasbro-branded film and TV and other entertainment related revenues, the majority of which are associated with the Company's non-core eOne Film and TV business sold to Lionsgate.	• This relates to non-Hasbro branded content. In 2024 this category will be removed from the Company's brand architecture. Hasbro will continue to develop and produce animation, digital shorts, scripted TV and theatrical films for audiences related to core Hasbro IP. All retained Hasbro-branded content is included in the portfolios noted above.

Reportable Segments

In 2023, our four reportable segments were:

- Consumer Products
- Wizards of the Coast and Digital Gaming
- Entertainment
- Corporate and Other

Segment	Description of Segment
Consumer Products	• Engages in the sourcing, marketing and sales of toy and game products around the world. Our Consumer Products business also promotes our brands through the out-licensing of our trademarks, characters and other brand and intellectual property rights to third parties, through the sale of branded consumer products such as toys and apparel. Additionally, through license agreements with third parties, we develop and sell products based on popular third-party brands.
Wizards of the Coast and Digital Gaming	• Engages in the promotion of our brands through the development of trading card, role- playing and digital game experiences based on Hasbro and Wizards of the Coast properties. • Wizards of the Coast offerings include popular games such as the collectible card game *MAGIC: THE GATHERING* and the fantasy tabletop role-playing game *DUNGEONS & DRAGONS*, as well as other digital games developed for mobile devices, personal computers and video gaming consoles including *Magic: The Gathering Arena*. Additionally, we out-license certain of our brands to other third-party digital game developers who transform Hasbro brand-based characters and other intellectual properties, into digital gaming experiences such as *Monopoly Go!*.
Entertainment	• Engaged in the development and production of Hasbro-branded entertainment content including film, television, children's programming, digital content and live entertainment focused on the rich vault of Hasbro-owned properties. • Feature length film and television programming based on our owned and controlled brands provide both immersive storytelling and the ability for our consumers to enjoy these properties in different formats, which also drives product sales, results in increased licensing revenues, and expands overall brand awareness. • See note 3 to our consolidated financial statements, included in Part II, Item 8. *Financial Statements*, of this Form 10-K for additional information on the results of operations attributable to the Company's non-core eOne business sold to Lionsgate during the fourth quarter of 2023.
Corporate and Other	• Provides management and administrative services to the Company's principal reporting segments described above. The segment consists of unallocated corporate expenses and administrative costs and activities not considered when evaluating segment performance as well as certain assets benefiting more than one segment. In addition, intersegment transactions are eliminated within the Corporate and Other segment.

• *Additional Segment Information.*

  ○ To further extend our range of products in the various segments of our business, we sell a portion of our toy and game products to retailers on a direct import basis from the Far East. These sales are reflected in the revenue of the related segment, to which the sale relates.

  ○ Certain of our products are licensed to other companies for sale in selected countries where we do not otherwise have a direct business presence.

- For more financial and geographic information regarding our segments, please see note 21 to our consolidated financial statements, included in Part II, Item 8. Financial Statements, of this Form 10-K.

Working Capital Requirements; Seasonality

Our working capital needs are financed through available cash generated from operations, primarily through the sale of toys and games and secondarily through our consumer products licensing and entertainment operations, and, when necessary, by issuing commercial paper or borrowing under our revolving credit agreement.

In addition, during 2023 the Company's Entertainment segment used production financing to fund certain of its television and film productions which are typically arranged on an individual production basis by either special purpose production subsidiaries or through a senior revolving credit facility obtained in November 2021, dedicated to production financing. The individual production loans and the senior revolving credit facility dedicated to production financing were assumed by Lionsgate effective upon the closing of the sale of the eOne Film and TV business in the fourth quarter of 2023.

Our customer order patterns may vary from year to year largely due to fluctuations in the degree of consumer acceptance of product lines, supply and product availability, marketing strategies and inventory policies of retailers, TV and film content releases, including the dates of theatrical releases of major motion pictures for which we offer products, and changes in overall economic conditions. As a result, a disproportionate volume of our net revenues from our consumer products business has historically been earned during the third and fourth quarters leading up to the retail industry's holiday selling season, including Christmas. Accordingly, comparisons of unshipped orders on any date with those at the same date in the prior year are not necessarily indicative of our sales for that year. Moreover, quick response or just-in-time inventory management practices being used by retailers, along with growth in ecommerce results in the increasing trend of order placement for immediate delivery and fewer orders being placed well in advance of shipment. Retailers prefer timing their orders for fulfillment by suppliers closer to the time of purchase by consumers. To the extent that retailers do not sell as much of their year-end inventory purchases during the holiday selling season as they had anticipated, their demand for additional product in the following fiscal year could be curtailed, thus negatively impacting the Company's future revenues. We expect that retailers will continue to follow this strategy. As such, our business generally earns more revenue in the second half of the year compared to the first half. In 2023 and 2022, the second half of the year accounted for approximately 56% and 57% of full year revenues, respectively, with the third and fourth quarters accounting for approximately 30% and 26%, respectively, of full year net revenues in 2023 and 28% and 29%, respectively, of full year revenues in each of the third and fourth quarters of 2022.

Historically, we commit to the majority of our inventory production and advertising and marketing expenditures for a given year, prior to the peak fourth quarter retail selling season. Our accounts receivable balances typically increase during the third and fourth quarters as customers increase their purchases to meet expected consumer demand in the holiday season. Due to the concentrated timeframe of this selling period, payments for these accounts receivable are generally not due until later in the fourth quarter or early in the first quarter of the subsequent year, as a result of these timing differences between expenses paid and revenues collected, from time to time it may be necessary to borrow varying amounts during the year.

Our entertainment business is also subject to seasonal variations based on the timing of film, television, streaming and digital content releases, which are often determined based on the timing of prime television seasons, certain geographic release dates and competition in the market.

Product Development and Royalties

Development

Our success is dependent on continuous innovation in our storytelling and play offerings and requires ongoing development of new brands and products alongside the redesign of existing products to drive consumer interest and market acceptance. Our toy and game products are developed by a global development function, the costs of which are allocated to the selling entities which comprise our principal operating segments. These costs include activities related to the development, design and engineering of new products and their packaging and on the improvement or modification of ongoing products. Much of this work is performed by our internal staff of designers, artists, model makers and engineers.

Development and related costs associated with Wizards of the Coast products are specifically allocated to that line of business, including investments in tabletop and digital gaming initiatives as well as those planned for release in the coming years.

In addition to the design and development work performed by our own staff, we work with a number of independent toy and game designers, and compete for their designs and ideas with other toy and game manufacturers. Rights to such designs and ideas, when acquired or licensed by us, are usually exclusive for particular categories and the agreements require us to pay the designer a royalty on our net sales of the item. These designer royalty agreements may also provide for advance royalties and minimum guarantees.

Royalties and Participations

We also produce an array of products under licenses based on our partners' trademarks and copyrights for the names or likenesses of characters from movies, television shows and other entertainment media. We compete with other toy and game manufacturers for these licensed rights, and we refer to our products produced under these arrangements as Partner Brands. Licensing fees for these rights are generally paid as a royalty on our net sales of the item. Licenses for the use of characters may be exclusive for specific products or product lines in specified territories, or may be non-exclusive, in which case our product offerings may be competing with the product offerings of other licensees. In many instances, advance royalties and minimum guarantees are required by these license agreements. Our royalty expense in any given year may vary depending upon product mix and the timing of movie releases and other entertainment media.

Additionally, we promote our brands through the out-licensing of our intellectual properties to third parties for promotional and merchandising uses in a wide range of consumer products, where the out-licensing of brands is more effective and profitable than developing and marketing the products ourselves. We also out-license our brands for uses in theme park attractions and other forms of location-based entertainment. Under these agreements, licensees either pay us a sales-based or usage-based royalty, or a combination of both, for use of our brands, and, in some cases, the license arrangements are subject to minimum guaranteed amounts or fixed fees, over the term of the license.

Our entertainment offerings also require us to pay royalties and participations to those involved in the creation of the content, such as producers, writers, directors and actors.

Marketing and Sales, Customer Concentration and Advertising

Marketing and Sales

While our global development function focuses on brand and product innovation and re-invention, our global marketing function establishes brand direction and messaging and assists the selling entities in establishing local marketing programs. The global marketing group works cross-functionally with the global development function to deliver unified, brand-specific consumer experiences. The costs of this group are allocated to the selling entities which comprise our principal operating segments. In addition to the global marketing function, our local selling entities employ sales and marketing functions responsible for local market activities and execution.

Our products are sold globally to a broad spectrum of customers, including mass-market retailers, distributors, wholesalers, discount stores, specialty hobby stores, drug stores, mail order houses, catalog stores, department stores and other traditional retailers, large and small, as well as ecommerce retailers and direct-to-customer through our fan-focused Hasbro Direct business. Our own sales forces account for the majority of sales of our products with remaining sales generated by independent distributors who, for the most part, sell our products in areas of the world where we do not otherwise maintain a direct presence. The majority of our product sales are to large chain stores, distributors, e-retailers and wholesalers.

Customer Concentration

During 2023, net revenues from our top five retail customers accounted for approximately 34% of our consolidated global net revenues, including our largest customers, Wal-Mart Stores, Inc. and Amazon.com who together represented 22% of consolidated global net revenues, with each accounting for 11%. Net revenues from the Company's major customers are reported within the Consumer Products segment, Wizards of the Coast & Digital Gaming segment and the Entertainment segment. Ecommerce sales continues to represent a significant portion of overall sales to these customers as annually, consumers are continuing to purchase more products online compared to visiting retail store locations. Please see Part I, Item 1A. *Risk Factors*, of this Form 10-K for a further discussion of risks relating to customer concentration.

Advertising

We advertise many of our products and brands through digital marketing, social media and on television. Products are strategically cross promoted by spotlighting specific products alongside related offerings in a manner that promotes the sale of not only the selected item, but also those complementary products.

As described earlier, our strategy includes focusing on reinforcing storylines associated with our brands through several mediums, including digital and tabletop gaming, consumer products, television, film and live action experiences. Our brands obtain marketing and advertising support through entertainment appearing on major networks globally, theatrical releases as well as on various other digital platforms, such as Netflix and Apple TV. A recent example of this was the September 2023 premier of the television series, *Power Rangers Cosmic Fury season 30,* released on the Netflix streaming platform.

Many of our new toy and game products are introduced to major customers within one to two years leading up to their year of retail introduction. Our advertising expenditures are impacted by our product mix in any given year. For example, brands based on major motion picture releases generally require less advertising as a result of the promotional activities around the motion picture release, whereas leading into a major digital gaming launch, our Wizards of the Coast business will have substantial increases to advertising, marketing and promotional expenses to acquire players and promote gaming releases.

Producing, marketing and distributing films and television programming can involve significant costs and the timing of a film's release can cause our financial results to vary. For instance, marketing costs are generally incurred before and throughout the theatrical release of a film and, to a lesser extent, other distribution windows, and are expensed as incurred. Therefore, we historically incur losses with respect to a particular film prior to and during the film's theatrical release and profitability for the film may not be realized until after its theatrical release window. As a result of the sale of eOne Film and TV to Lionsgate in December 2023, we expect lower revenues, costs, cash flows and volatility derived from the production, marketing and distribution of film and television programming.

Supply Chain and Manufacturing

Beginning in late 2022, we launched a multi-year initiative aimed at transforming our global supply chain into a best-in-class network that delivers competitive advantages through performance efficiency, operating model integration and organizational accountability. Aligned with our Operational Excellence pillar, we are refining all aspects of our integrated supply chain from planning and designing to sourcing and delivering, with a multi-year plan to deliver improved capabilities and provide a productivity pipeline to fuel growth at Hasbro.

During 2023, the majority of our products were manufactured in third-party facilities in the Far East, primarily China, Vietnam and India, using a Hong Kong based wholly-owned subsidiary operation for design, quality control and order coordination purposes. Within the U.S., we utilize facilities operated by Cartamundi, which are currently located in East Longmeadow, Massachusetts to manufacture significant quantities of Hasbro game products. We have diversified our global sourcing mix and decreased our dependence on Chinese manufacturing in recent years by increasing production of our products in other countries, including Vietnam and India.

Most of our toys and games are manufactured from basic raw materials such as plastic, paper and cardboard, although certain products also use electronic components. All of these materials are readily available but may be subject to significant fluctuations in price. There are certain chemicals (including phthalates and BPA) that national, state and local governments have restricted or are seeking to restrict or limit the use of; however, we do not believe these restrictions have or will materially impact our business. We generally enter into agreements with suppliers at the beginning of a fiscal year that establish prices for that year. However, significant volatility in the prices of any of these materials may require renegotiation with our suppliers during the year.

Competition

We are a worldwide leader in the development, design, sale and marketing of toys and games and entertainment offerings, operating in a highly competitive business environment. We compete with several large toy and game companies in our product categories, as well as with many smaller United States and international toy and game designers, manufacturers and marketers. In certain instances, we also compete with large retailers, who offer such products under their own private labels, often at lower prices. In addition, we compete with digital gaming developers, some of which focus primarily on digital gaming products and services made available for gaming consoles, personal computers and mobile devices. We compete with other companies that offer TV and film content and branded entertainment specific to children and their families. Given the ease of entry into our business, we view our primary competition as coming from toy and game companies, digital gaming developers and content providers who are creating play and entertainment experiences that compete with our brand-driven storytelling and product experiences for consumer attention and spending. Businesses that create compelling content have the potential to translate that content into a full range of product offerings. Competition is based primarily on meeting consumer preferences and on the quality and play value of our products and experiences. To a lesser extent, competition is also based on product pricing.

Our entertainment business competes with other companies that produce and distribute films, television programs and other entertainment content. Many of the major U.S. studios are part of large, diversified corporate groups with a variety of other operations, including television networks and cable channels that can provide both in-house production and distribution capabilities and varied sources of earnings that may allow them to better offset fluctuations in the financial performance of their film and television operations. Additionally, the Discovery Family Channel, our cable television joint venture with Discovery Communications, Inc. in the U.S., competes with a number of other children's television networks for viewers, advertising revenue and distribution fees.

In addition to contending with competition from other toy and game and entertainment and storytelling companies, we contend with the expanding variety of digital gaming and digital entertainment offerings available for children, while product life cycles of traditional toys and games have shortened. As a result, our products not only compete with those offerings produced by other toy and game manufacturers and companies offering branded family play and entertainment, we also compete, particularly in meeting the demands of older children, with entertainment offerings of many technology companies, such as makers of tablets, mobile devices, video games and other digital gaming products and screens, and social media companies.

The changing trends in consumer preferences with respect to entertainment and low barriers to entry as well as the emergence of new technologies, such as artificial intelligence, and different mediums for viewing content, such as the growing number of streaming platform options, continually creates new opportunities for existing competitors and start-ups to develop products and offerings that compete with our entertainment and toy and game offerings.

Environment, Social and Governance Performance

Overview

At Hasbro, we believe strong Environment, Social and Governance ("ESG") performance drives long-term value creation for our business and stakeholders. The following discusses ESG governance and our ESG focus areas and priorities.

Governance

ESG governance starts with our Board of Directors ("Board"), with specific oversight by our Nominating, Governance and Social Responsibility Committee of the Board ("Governance Committee"). ESG topics, such as climate and environment, human rights and Diversity, Equity and Inclusion ("DE&I"), are regular agenda items at Governance Committee meetings. The Governance Committee analyzes these issues and makes recommendations to the full Board. In addition, the Audit Committee of our Board oversees Securities and Exchange Commission ("SEC") and public disclosures in specific areas like conflict minerals, climate and sustainability, and enterprise risk. Through our Compensation Committee, the Board considers ESG performance and priorities when determining performance and compensation for our senior executives. The full Board receives regular updates regarding our ESG progress.

In addition to Board-level governance, our CEO and the Executive Leadership Team ("ELT") regularly review our ESG performance, progress and opportunities. Our ESG Committee, comprised of our ELT and members of our global corporate sustainability team, meets several times a year to ensure rigorous management oversight of the Company's ESG strategy, impact and performance. The ESG Committee sets the direction for our global ESG strategy and ensures the integration of ESG throughout the organization and supply chain.

Building on Our Progress and Reaching New Heights

ESG at Hasbro is the framework for translating our Company's purpose into action — getting from "why" we exist to "how" we deliver sustainable, long-term value for our Company and stakeholders. We integrate ESG across our business and are proud of our strategic initiatives that are intended to further our purpose and make a positive impact for our employees, consumers, investors, and planet.

Below are some ESG highlights from 2023:

ESG PERFORMANCE & 2023 ACHIEVEMENTS

Long-term value creation for our business and stakeholders.

Climate & Sustainability	**GHG GOALS:** The Science Based Targets initiative (SBTi) validated Hasbro's near-term science-based emissions reduction target. Hasbro's 2030 target is to reduce Scope 1 and Scope 2 emissions by 47.5% and reduce Scope 3 emissions by 42%. The SBTi has also validated Hasbro's net-zero science-based target, which commits Hasbro to reduce absolute Scope 1, 2 and 3 GHG emissions 90% by 2050 from a 2020 base year.
	CLIMATE RISK & RESILIENCE: Continued work to integrate outcomes of climate risk and opportunities workshops and climate risk scenario analyses into company's enterprise risk management system.
People & Culture	**TALENT DEVELOPMENT:** Built the foundation of a performance and learning culture with the deployment of a global talent management framework, supported by standardized tools, talent assessments and technology. Offered learning solutions that provided growth opportunities for leaders and team members.
	TOTAL REWARDS: Maintained emphasis on pay equity globally and expanded employee wellness offerings.
	DIVERSITY, EQUITY & INCLUSION: Continued to focus on increasing women in leadership and racially/ ethnically diverse representation.
Philanthropy & Social Impact	**GIRL INNOVATORS OF PLAY:** Announced at the White House and in partnership with Girl Up, Hasbro is empowering young female innovators worldwide through an innovation workshop, project seed funding and mentorship.
	IMPACT RECOGNITION: DUNGEONS & DRAGONS was recognized by Fast Company as a 2023 Brand that Matters for their classroom curriculum that promotes social-emotional literacy, problem solving, math and creativity. This program has impacted more than 9 million teachers, students and families and recently expanded to reach Title I schools through a partnership with AdoptAClassroom.org.
	EMPLOYEE ENGAGEMENT: Impacted more than 100,000 members of the community through 350+ projects in 40 countries through #TeamHasbro, our global employee volunteer program.
Human Rights & Ethical Sourcing	**FORCED LABOR DUE DILIGENCE:** Implemented due diligence measures to address new global manufacturing risks, such as institutional forced labor. Screened 100% of finished goods suppliers, subcontractors and raw material suppliers.
	ETHICAL SOURCING ACADEMY: 100% of all third-party suppliers and major subcontractors completed Hasbro's Ethical Sourcing Academy, a social compliance course that trains suppliers on Hasbro's ethical sourcing requirements.
	SOCIAL COMPLIANCE AUDITS: Achieved 100% audit rate and corrective action implemented for all third-party suppliers and major subcontractors.
ESG Strategy	**ESG REPORTING:** Published 2022 ESG Data Update in alignment with the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB).

Recent recognition for Hasbro's leadership in promoting and advancing the interests of our stakeholders, our communities and our planet include:


NAMED ONE OF THIS YEAR'S MOST COMMUNITY-MINDED BUSINESSES
2023
THE CIVIC 50
POINTS OF LIGHT
AMERICA'S MOST JUST COMPANIES
CNBC
2023
2023 WORLD'S MOST ETHICAL COMPANIES
ETHISPHERE
12-TIME HONOREE
100 Best Corporate Citizens
100 BEST
BEST Adoption-Friendly Workplace
2023

Focus Area: ***Climate and Sustainability***

Carbon Reduction:

- We recognize the impact our business can have on the environment and are working to reduce our footprint. We view sustainability challenges as opportunities to innovate and to continuously improve our product design and operational efficiencies. We believe the long-term viability of our operations and our supply chain, and the potential for environmental improvements, are important components to our business success.
- In 2023, the Science-Based Targets Initiative ("SBTi") validated our greenhouse gas emission ("GHG") reductions target to reduce Scope 1 and Scope 2 emissions by 47.5% and to reduce Scope 3 emissions by 42% by 2030. The SBTi also validated our net-zero science-based target which is to reduce absolute Scope 1, 2 and 3 GHG emissions by 90% by 2050 from a 2020 base year.
- We continue to invest in renewable electricity. To address the carbon footprint associated with electricity consumption of our owned and operated facilities, Hasbro purchases Renewable Energy Certificates ("RECs"), each of which represent one megawatt hour ("MWh") of renewable energy generated on the same grid as our electricity consumption. We purchase RECs to cover virtually 100% of the electricity consumed in each market where available. In fiscal years 2023, 2022 and 2021, we purchased $112K, $72K, and $100K of RECs, respectively.

- We continue our industry-first toy recycling program in partnership with TerraCycle, a leader in product recycling outside of municipal recycling. In 2023, Hasbro took steps to optimize the program by focusing on five countries with higher participation, resulting in increased recycling rates and more than double the amount of recycled toys compared to 2022.

Climate Risk and Resilience:

- We continue to work to integrate the Task Force on Climate-related Financial Disclosures ("TCFD") framework into our overall enterprise risk management ("ERM") process.

Focus Area: *Human Rights and Ethical Sourcing*

- Our Human Rights and Ethical Sourcing program launched over 30 years ago and is dedicated to ensuring that facilities involved in the production of our toys, games and licensed consumer products comply with Hasbro's Global Business Ethics Principles. The program is designed to ensure fair and safe working conditions; fairness, dignity and respect for workers; and robust supplier engagement to ensure strong safety, health and environmental performance. While working on these issues with partners, suppliers, third-party factories and licensees is complex, we remain vigilant in our commitment to ensure workers in our supply chain are treated in accordance with our high ethical standards and applicable laws.

  Key goals and objectives in this area include:

  - Ensure 100% of third-party suppliers and major subcontractors are audited on an annual basis through unannounced audits, supplemented by spot, oversight audits.

  - Require 100% of third-party suppliers and major subcontractors to participate and complete the Hasbro Ethical Sourcing Academy, a 30-hour, e-learning social compliance course, which trains and reinforces Hasbro's rigorous ethical sourcing requirements. This mandatory online training is in addition to monthly, in-person vendor workshops that the Hasbro Ethical Sourcing team hosts in our sourcing office locations around the world.

  - Empower factory workers through our Worker Well-Being program, which provides life-enhancing skills training and knowledge on topics from nutrition and reproductive health to problem solving and financial literacy.

Human Capital Management

Overview

Our key human capital management objectives for our direct workforce are to attract, develop, motivate and retain a talented workforce to enable us to offer great toys, games and entertainment experiences to our fans and consumers. The experience, dedication and diverse experiences and backgrounds of our employees are at the heart of our success, energizing everything we do, from developing innovative products to creating immersive game, consumer products and entertainment experiences. Our teams are inspired by our purpose of creating joy and community for all people around the world. Our inclusive culture sets us up to deliver excellence, build impactful brands and expand our leadership in play, entertainment and beyond. As our organization continues to evolve, we remain steadfast in our ambition to provide a supportive and inclusive community where everyone can show up authentically as themselves and deliver their best work. The following discusses our governance of human capital management and our key focus areas and priorities.

Governance

Our governance of human capital management falls within the governance structure for ESG overall. The Governance Committee of the Board oversees the company's human capital policies and practices, including the Company's approach to promoting diversity, equity and inclusion in the workplace. The Compensation Committee of the Board oversees our compensation programs.

Our Chief People Officer, who reports to the CEO and is a member of our ELT, is responsible for developing and executing key aspects of our human capital strategy, including the attraction, acquisition, development and engagement of talent to deliver on the Company's strategy, the design of competitive compensation and employee benefit programs. Our ESG Committee is responsible for developing and executing our global ESG strategy, including our human rights and ethical sourcing programs for the workers across our supply and value chain.

Our CEO and Chief People Officer chair our internal DE&I Steering Committee, a committee comprised of global management leaders from various parts of the business. The DE&I Steering Committee is responsible for setting and reviewing the Company's DE&I strategy and performance and identifying any gaps and opportunities. Our Senior Vice President of DE&I and Purpose is responsible for executing the strategy and presenting our DE&I progress to the Board at least annually.

Employees

As of year-end 2023, we employed approximately 5,502 people worldwide, with approximately 53% of our employees in North America (47% in the United States; 6% in Canada), 22% in Europe, 19% in Asia Pacific, and 6% in Latin America (includes Mexico). As of year-end, approximately 50% of our global workforce was female, and 44% of our total managerial roles (director level and above) were female. Of our U.S. workforce, 23% were racially/ethnically diverse, and, of those reporting race/ethnicity, 15% of U.S. managerial roles (director level and above) were racially/ethnically diverse.

For our U.S. workforce, we also disclose our diversity by job type (based on the EEO-1 filing), which is available on our public-facing corporate website. Approximately 11% of our employees globally are covered by unions or collective bargaining agreements.

*Focus Area: **Diversity, Equity, and Inclusion***

We believe that the more inclusive we are as a company, the more effective our employees will be and the stronger our business will perform. Hasbro views DE&I as a strategic ESG priority that is linked to the success of our business and the growth of our brands. We want our work to move beyond traditional gender and demographic stereotypes and to celebrate people of all backgrounds and lived experiences. We know this work begins with our people, and we work diligently to foster an inclusive culture with a diverse workforce that reflects the consumers and communities we serve globally.

Recent steps we have taken to further build a culture of DE&I within our organization and within the industries and communities in which we operate include:

- Continued to focus on our 2025 DE&I goals for the organization.
- Continued our work to foster a culture of inclusion.
- Conducted global talent assessments and invested in tools to help build employee capabilities and expand opportunities.

*Focus Area: **Employee Engagement***

At Hasbro, we support a number of Employee Resource Groups ("ERGs"). These groups reflect our diverse employee population and provide dynamic opportunities for employee engagement. Our ERGs give voice to member concerns, create opportunities for networking and leadership skills development, support employee recruitment and retention efforts and celebrate ethnic and cultural themes important to our global team. In addition to our ERGs, we established a Business Resource Group ("BRG"), which provides a channel for the employees to provide the business with input, guidance and perspective on strategic brand development and marketing initiatives early in the creation process related to race, ethnicity, gender identity, sexual orientation, veteran status and ability.

*Focus Area: **Compensation, Health, Safety & Well-being of Employees***

Employee attraction, development, motivation and retention has long been a key Hasbro priority. We recognize and reward our employees with a total rewards package that includes competitive base pay, equity compensation (for certain levels), annual incentives, product discounts and other comprehensive benefits, including wellness programs that help people integrate work and life commitments. Competitive compensation is the cornerstone of our total rewards program. We regularly review salary ratios for men and women in similar roles to help maintain internal equity and market competitiveness across the globe. We review both industry and local market data at least annually to identify trends and market gaps to maintain the competitiveness of our compensation and employee benefit programs. When conducting our global compensation reviews, we analyze salary information by a variety of factors, including gender globally and ethnicity in the United States. When designing our compensation and employee benefit programs, we also look beyond the fundamentals of these important components and consider the bigger picture of how these programs contribute to the overall employee experience.

Employee health, safety and wellness are top priorities at Hasbro. We support our colleagues' well-being, which includes mental, physical and financial wellness, through a number of programs, including:

- Wellness programming in our major offices, facilitated by the global Employee Wellness Network.

- Robust employee assistance programs, including virtual and in person therapy sessions, that help employees experiencing stress or other mental health needs. Our employee assistance program also provides coaching for both personal and professional needs and is offered to all of our employee's household members.

- Childcare solutions, including in-home and back-up care, as well as back-up adult and elder care for employees balancing work with childcare or elder care needs.

- Webinars for managers to help identify risk factors and types of mental health issues.

- Financial wellness resources offered by third-party partners that can assist our employees with retirement and other financial planning services.

- A commitment to flexible work arrangements to help employees with work-life balance and to take care of health needs.

- Hybrid or remote work set-up for many of our employees to ensure a flexible and agile work environment.

*Focus Area: **Talent Development and Performance Management***

We are committed to the continued development of our people. Strategic talent assessments and succession planning occur on a planned cadence biannually – globally and across all business areas. The CEO and Chief People Officer convene meetings with senior company leadership and the Board to review the full talent pipeline with a focus on our top company talent. We provide opportunities for our employees to grow their careers through annual goal setting and quarterly conversations. We invest in developing our employees by providing blended learning opportunities and in-house trainings and by offering third-party programs, including specialized trainings and broader academic pursuits.

*Focus Area: **Philanthropy and Social Impact***

Giving back to our local and global communities is core to our heritage and our culture. We support our team members in giving back through our volunteer program which grants employees four hours paid time off per month to volunteer. In addition, throughout the year, our Philanthropy and Social Impact team organizes team-building and skills-based volunteer projects, which provide our employees with the opportunity to make a meaningful difference in their communities around the world. Global Day of Joy is Hasbro's annual, company-wide day of service and has become a cherished tradition. Global Day of Joy takes place every December, and employees from each Hasbro office participate in service projects to benefit a variety of organizations. In 2023, 80% of eligible employees around the world completed more than 350 service projects.

Trademarks, Copyrights and Patents

We seek to protect our products, for the most part, and in as many countries as practical, through registered trademarks, copyrights and patents to the extent that such protection is available, cost effective, and meaningful. The loss of such rights concerning any particular product is unlikely to result in significant harm to our business.

Government Regulation

Our toy and game products sold in the United States are subject to the provisions of The Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, (as amended, the "CPSIA"), The Federal Hazardous Substances Act (the "FHSA"), The Flammable Fabrics Act (the "FFA"), and the regulations promulgated thereunder. In addition, a few of our products, are also subject to regulation by the Food and Drug Administration.

The CPSIA empowers the Consumer Product Safety Commission (the "CPSC") to take action against hazards presented by consumer products, including the formulation and implementation of regulations and uniform safety standards. The CPSC has the authority to seek to declare a product "a banned hazardous substance" under the CPSIA and to ban it from commerce. The CPSC can file an action to seize and condemn an "imminently hazardous consumer product" under the CPSIA and may also order equitable remedies such as recall, replacement, repair or refund for the product. The FHSA provides for the repurchase by the manufacturer of articles that are banned.

Consumer product safety laws also exist in some states and cities within the United States and in many international markets including Canada, Australia and Europe. We utilize independent third party laboratories that employ testing and other procedures intended to maintain compliance with the CPSIA, the FHSA, the FFA, other applicable domestic and international product standards, and our own standards. Any material product recall or other safety issue impacting our products could have an adverse effect on our results of operations or financial condition, depending on the product and scope of the recall, could damage our reputation and could negatively affect sales of our other products as well.

The Children's Television Act of 1990 and the rules and regulations of the United States Federal Communications Commission, the rules and regulations of the Federal Trade Commission, as well as the laws of certain other countries, also place limitations on television commercials during children's programming and on advertising in other forms to children, and on the collection of information from children, such as restrictions on collecting information from children under the age of thirteen subject to the provisions of the Children's Online Privacy Protection Act ("COPPA"). Legislative changes to COPPA are currently under consideration by the U.S. Congress.

In addition to laws restricting the collection of information from children, our business is subject to other regulations, such as the General Data Protection Regulation in the European Union, which restricts the collection, use, and retention of personal information, as well as data protection laws in the United States and other countries. Failure to comply with any of those restrictions can subject us to severe liabilities.

Further, we maintain programs to comply with various United States federal, state, local and international requirements relating to the environment, health, safety and other matters.

Our Executive Officers

The following persons are our executive officers. Such executive officers are elected annually. The position(s) and office(s) listed below are the principal position(s) and office(s) held by such persons with the Company. The persons listed below generally also serve as officers and directors of certain of our various subsidiaries at our request.

Name	Age	Position and Office Held	Period Serving in Current Position
Christian Cocks(1)	50	Chief Executive Officer	Since 2022
Gina Goetter(2)	47	Executive Vice President and Chief Financial Officer	Since 2023
Tim Kilpin(3)	63	President, Toy, Licensing & Entertainment	Since 2023
Cynthia Williams(4)	56	President and Chief Operating Officer of Wizards of the Coast and Digital Gaming	Since 2022
Najuma Atkinson(5)	52	Chief People Officer	Since 2022
Matthew Austin(6)	51	Chief Revenue Officer	Since 2023
Tarrant Sibley(7)	55	Executive Vice President and Chief Legal Officer and Secretary	Since 2019

(1) Prior thereto, President and Chief Operating Officer of Wizards of the Coast and Digital Gaming from 2021, and President of Wizards of the Coast from 2014 to 2021.

(2) Prior thereto, Ms. Goetter served as Chief Financial Officer at Harley Davidson, Inc. from 2020 to 2023. Prior to her time at Harley Davidson, Ms. Goetter served in senior leadership roles at Tyson Foods, Inc. from 2019 to 2020 and General Mills, Inc. from 1998 to 2019.

(3) Prior to joining Hasbro in 2023, Mr. Kilpin served as Executive Chairman and Chief Executive Officer of PlayMonster Group, LLC from 2020 to 2023. Prior thereto, Mr. Kilpin held senior leadership positions within the toy and entertainment industry at companies that include Activision Blizzard, Inc., Mattel, Inc. and The Walt Disney Company

(4) Prior thereto, Ms. Williams worked in different executive capacities at Microsoft Corporation, from 2018 to 2022, including most recently as General Manager and Vice President, Gaming Ecosystem Commercial Team.

(5) Prior to joining Hasbro in 2021 as the Executive Vice President of Global Talent, Ms. Atkinson served as Senior Vice President of Global HR Services at Dell Technologies, from 1999 to 2021.

(6) Prior thereto, Mr. Austin served in a number of capacities at Hasbro, including Chief Commercial Officer from 2022-2023 and President, Europe Sales and Marketing from 2019-2022.

(7) Prior thereto, Senior Vice President, Chief Legal Officer and Secretary from 2018 to 2019 and Senior Vice President and Deputy General Counsel from 2010 to 2018.

Availability of Information

Our internet address is http://www.hasbro.com. We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, available free of charge on or through the investor section of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Investors and others should note that we announce material financial information to our investors using our investor relations website at https://hasbro.gcs-web.com, under "Corporate — Investors", SEC filings, press releases, public conference calls and webcasts. We use these channels as well as social media to communicate with our shareholders and the public about our Company, our products and other matters. It is possible that the information we post on social media could be deemed to be material information.

Therefore, we encourage investors, the media, and others interested in our Company to review the information we post on the social media channels listed on our investor relations website. Hasbro has used, and intends to continue to use, our investor relations website, as a means of disclosing material non-public information and for complying with its disclosure obligations under Regulation Fair Disclosure. Further corporate governance information, including our articles of incorporation, bylaws, governance guidelines, committee charters, and code of business conduct and ethics, is also available on our investor relations website https://hasbro.gcs-web.com, under "Corporate — Investors — Corporate Governance." The contents of our website are not intended to be incorporated by reference into this Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. *Risk Factors.*

In evaluating our business, the material risks described below, as well as other information contained in this Annual Report on Form 10-K and in our other filings with the Securities and Exchange Commission should be considered carefully. Additional risks not presently known to us or that we currently deem immaterial may also adversely affect our business. The occurrence of any of these events or circumstances could individually or in the aggregate have a material adverse effect on our business, financial condition, cash flow or results of operations. This report contains forward-looking statements. Please refer to the cautionary statements made under the heading "Special Note Regarding Forward-Looking Statements" for more information on the qualifications and limitations on forward-looking statements.

Strategic Risks Related to Our Business

Our business will suffer if we are not successful in executing our strategy and transformation initiatives.

Our strategy focuses on fewer and bigger brands that we believe have the largest potential, while emphasizing bottom-line growth, operational discipline, enhanced focus on our fans and commitment to shareholder return. In mid-2022, we formed the Hasbro Transformation Office ("HTO"), a team of leaders dedicated to designing and running a simple, efficient and effective business aligned with our strategy. The HTO is supporting our Operational Excellence Program, an ongoing enterprise-wide cost savings initiative intended to improve our business through specialized organizational programs that include targeted cost-savings, supply chain transformation and certain other restructuring actions designed to drive growth and enhance shareholder value. There are no assurances that we will achieve these cost savings in the amounts we anticipate or within the anticipated timeframes or at all. In addition, any cost savings that we realize may be offset, in whole or in part, by reductions in net sales or through increases in other expenses. Failure to realize the expected cost savings from these cost savings programs could have an adverse effect on our business, financial condition, and results of operations.

Failure to execute our strategic plan and transformation initiatives may harm our business. Our ability to successfully implement and execute these plans and initiatives in a timely basis, if at all, is dependent on many factors, including, among other things:

- our ability to successfully innovate, design, develop, price, commercialize and grow a select group of brands across our Blueprint to global consumers in a wide array of markets;

- our ability to successfully grow our digital gaming business;

- our ability to optimize our toy business, including through right-sizing our cost structure and creating efficiencies in our operations;

- our ability to implement appropriate systems and processes to obtain and analyze data and insights from consumers to enable us to make informed decisions about priorities and consumer preferences;

- our ability to gain market share in our focus categories;

- our ability to simplify our supply chain logistics;

- our ability to successfully manage inventory;

- the ability of our workforce to focus and execute on priority transformational projects across the business, and to sustain changes to maximize savings;

- the attraction and retention of key personnel with core skills and competencies in the areas of focus; and

- our ability to successfully license, divest, sell, or otherwise cease certain parts of the business that are not as profitable as other areas or are not core to the business.

Consumer interests change rapidly and acceptance of products and entertainment offerings are influenced by outside factors, making it difficult to design and develop innovative products, play patterns and entertainment offerings which are and will continue to be popular with children, families and audiences.

Central to our mission is to Create Magic Through Play. This means we need to design innovative toys and games that create memorable, social and collectible experiences of play and entertainment. Our ability to successfully create innovative toys and games is affected by the interests of children, families, fans and audiences evolve quickly and can change dramatically from year to year and by geography. To be successful, we must correctly anticipate the types of products, play patterns and entertainment which will capture consumers' interests and imagination, and quickly develop and introduce innovative products and engaging entertainment which can compete successfully for consumers' limited time, attention and spending. Although we utilize our brand insights platform to gather data and analytics to help us make informed decisions, it is very difficult to predict consumer acceptance with certainty due to, among other things, the ever-increasing utilization of technology at younger and younger ages, social media and digital media in entertainment offerings, and the increasing breadth of products and entertainment available to consumers. Evolving consumer tastes and shifting interests, coupled with an ever-changing and expanding pipeline of products, technology and entertainment which compete for consumer interest and acceptance, create an environment in which some products, technology and entertainment offerings can fail to achieve consumer acceptance or can be popular during a certain period of time but then be rapidly replaced. As a result, our products and entertainment offerings can have short consumer life cycles with no guarantee of success. Consumer acceptance is even more critical for our toy business due to the recent decline in the overall toy industry.

Consumer acceptance of our or our partners' entertainment offerings is also affected by outside factors, such as critical reviews, promotions, the quality and acceptance of films and television programs and content released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and public tastes generally, all of which could change rapidly and most of which are beyond our control. There can be no assurance that television programs and films we or our partners develop, produce or distribute will obtain favorable reviews or ratings, that films we develop, produce or distribute will be popular with consumers and perform well at the box office or in other distribution channels, or that broadcasters will license the rights to broadcast any of our television programs in development or renew licenses to broadcast programs in our library.

If we devote time and resources to developing and marketing products or entertainment that consumers do not accept, do not find interesting enough to buy in sufficient quantities to be profitable to us or do not purchase due to the pricing of a product, our revenues and profits may decline and our business performance may be harmed. Similarly, if our product offerings and entertainment fail to correctly anticipate consumer interests, our revenues and earnings will be reduced.

Our business will suffer if we are unable to innovate, develop and invest in digital gaming.

A key component to the success of our strategy is to continue to innovate, develop and invest in digital gaming, particularly through our Wizards of the Coast and digital gaming business. We have invested substantially in this business and as a result it has seen significant growth over the past several years. Continued digital game development is a key growth factor for the future, including AAA games, games as a service and licensed games. If we are unable to continue to grow this business and ensure its integration with our other business segments, our business may be harmed. The digital gaming industry is highly competitive, including for talent, and costs associated with designing, developing and producing digital games and technologically advanced or sophisticated products tend to be higher than for many of our other more traditional products, such as board and trading card games and action figures, with no assurance of success. As a result, we face increased risk of not achieving sales sufficient to recover our costs and we may lose money on the development and sale of these products. Additionally, designing, developing and producing digital gaming and other technologically advanced or innovative products often relies on third parties and requires different competencies and follows different timelines than traditional toys and games. Delays in the design, development or production of our digital gaming products could have a significant impact on our success. In addition, the pace of change in product offerings and consumer tastes in the electronics and digital gaming areas is potentially even greater than for our other products and this pace of change is expected to accelerate as artificial intelligence is further incorporated into the development of games. If a digital game fails to gain consumer acceptance early in its life cycle, there are limited opportunities to gain such acceptance through secondary launches or distribution through alternative platforms. This pace of change or lack of consumer acceptance means that the window in which a digital gaming product can achieve and maintain consumer interest may be even shorter than traditional toys and games.

If we fail to respond to or capitalize on the rapid technological development in the entertainment industry, including changes in entertainment delivery formats, our business could be harmed.

The entertainment industry continues to experience frequent change driven by technological development and audience viewing preferences, including developments with respect to the formats through which films, television programming, and other episodic content are delivered to consumers. With rapid technological changes and expanded digital content offerings, the scale and scope of these changes have accelerated in recent years. Consumers are continuing to increase their access to television, film and other episodic content on streaming and digital content networks. Similarly, some film releases go direct to streaming channels as opposed to theaters or at the same time as theaters or have gone to streaming channels after only a short period of time in the theaters. Technological as well as other trends in the industry have caused significant disruption to the retail distribution of entertainment offerings and have caused, and could in the future cause, a negative impact on sales of our products and other forms of monetization of content, especially those which are reliant on box office success. We may lose opportunities to capitalize on changing market dynamics, technological innovations or consumer tastes if we do not adapt to such changes in a timely manner. The overall effect that technological development and new digital distribution platforms have on the revenue and profits we derive from our entertainment content, including from merchandise sales derived from such content, and the additional costs associated with changing markets, media platforms and technologies, is unpredictable. If we fail to accurately assess and effectively respond to changes in technology and consumer behavior in the entertainment industry, our business may be harmed.

The industries in which we compete are highly competitive. If we are unable to compete effectively with existing or new competitors, our revenues, market share and profitability could decline.

The play industry is highly competitive. We compete in the U.S. and internationally with a wide array of large and small manufacturers, marketers, and sellers of toys and games, products which combine traditional and digital play, digital gaming products, and other consumer products, as well as with retailers who offer such products under their own private labels often at lower prices. In addition, we compete with companies focused on building their brands across multiple product and consumer categories, including through entertainment offerings. Across our business, we face competitors who are constantly monitoring and attempting to anticipate consumer tastes and trends, seeking ideas which will appeal to consumers, and introducing new products that compete with our products for consumer acceptance and purchase.

In addition to existing competitors, the barriers to entry for new participants in the play industry are low, and the increasing importance of digital media and the heightened connection between digital media and consumer interest, has further increased the ability for new participants to enter our markets, and has broadened the array of companies we compete with. New participants with a popular product idea can gain access to consumers and become a significant source of competition for our products in a very short period of time. These risks will be heightened if the use of artificial intelligence in developing products becomes safer, more accepted and otherwise more broadly adopted. These existing and new competitors may be able to respond more rapidly than us to changes in consumer preferences or may design products that are more desirable than ours. Our competitors' products may achieve greater market acceptance than our products and potentially reduce demand for our products, lower our revenues and lower our profitability.

Our entertainment business, which following the sale of our eOne film and television business is primarily focused on Hasbro and family-oriented content, faces global competition from major film studios and television production companies as well as other independent distributors and independent content producers. Many of these competitors release a large number of content offerings annually and command a significant share of box office revenues, streaming revenues, and television airtime, as well as other independent film and television production or distribution companies. Some of these competitors have substantially greater marketing and financial resources than we do and may be able to compete aggressively on pricing in order to increase box office or streaming revenues, obtain distribution rights and obtain television airtime. The competition we face may cause us to lose market share or achieve lower prices for productions based on our intellectual property, which could harm our business.

We may not realize the full benefit of our licenses if the licensed material has less market appeal than expected, if revenue from the licensed products is not sufficient to earn out the minimum guaranteed royalties or if licenses are not renewed.

The success of entertainment properties for which we have a license, such as licenses we have with The Walt Disney Company, and the ability of us to successfully market and sell related products, can significantly affect our revenues and profitability. In some cases, we may only obtain an exclusive license for certain aspects of an IP or for certain territories, which means that some of our competitors also have the right to use the same IP for other categories or in different territories. If we produce a line of products based on a movie or television series, the success of the movie or series has a critical impact on the level of consumer interest in the associated products we are offering. In addition, competition in our industry for access to entertainment properties can lessen our ability to secure, maintain, and renew popular licenses to entertainment products on beneficial terms, if at all, and to attract and retain the talented employees necessary to design, develop and market successful products based on these properties. If we are unable to realize the full benefit of an important license, or if an important license is not renewed or is otherwise terminated, our business results may be harmed.

The license agreements we enter to obtain these rights usually require us to pay minimum royalty guarantees that may be substantial, and in some cases may be greater than what we are ultimately able to recoup from actual sales, which could result in write-offs which, in turn, would harm our results of operations. Acquiring or renewing licenses may require the payment of minimum guaranteed royalties that we consider to be too high to be profitable, which may result in losing licenses that we currently hold when they become available for renewal, or not pursuing certain new licenses. Additionally, as a licensee of entertainment-based properties, we cannot guarantee that a particular property or brand will translate into successful toy, game or other family entertainment products, and underperformance of any such products may result in reduced revenues and operating profit for us.

We may not realize the anticipated benefits of acquisitions, dispositions or investments in joint ventures, or those benefits may be delayed or reduced in their realization.

We cannot be certain that the products and offerings of companies we may acquire, or acquire an interest in, will achieve or maintain popularity with consumers in the future or that any such acquired companies or investments will allow us to more effectively market our products, develop our competencies or grow our business. In some cases, we expect that the integration of the companies that we may acquire into our operations will create production, marketing and other operating, revenue or cost synergies which will produce greater revenue growth and profitability and, where applicable, cost savings, operating efficiencies and other advantages. However, we cannot be certain that these synergies, efficiencies and cost savings will be realized. Even if achieved, these benefits may be delayed, reduced or short-lived in their realization. In other cases, we may acquire or invest in companies that we believe have strong and creative management, in which case we may plan to operate them more autonomously rather than fully integrating them into our operations. We cannot be certain that the key talented individuals at these companies would continue to work for us after the acquisition or that they would develop popular and profitable products, entertainment or services in the future. Acquisitions of businesses and brands could also be adversely affected by changes in our business strategy or external factors. For example, with our Blueprint strategy, we determined to sell, license or otherwise dispose of certain non-core assets, such as the recently completed sale of eOne Film and TV to Lionsgate. We cannot guarantee that any acquisition, disposition or investment we may make will be successful or beneficial, and acquisitions, dispositions and investments can consume significant amounts of management attention and other resources, which may negatively impact other aspects of our business.

Operational Risks Related to our Business

If we are not successful in transforming our supply chain operations, our business may be harmed.

As part of our transformation efforts, we are continuing to optimize our supply chain by improving our systems and sourcing to enable efficient product deployment, enhance product quality and safety, drive efficiency in transportation and our fulfillment centers, and strengthen our direct-to-consumer operations. This is a long-term project, with no assurance that we will achieve the anticipated efficiencies and benefits from such efforts. If the transformation of our supply chain operations is not successful, our business may be harmed. Further we may not achieve our anticipated cost savings, and we may face costly inefficiencies or other supply chain disruptions.

An inability to develop, introduce and ship planned products, product lines and new brands in a timely and cost-effective manner could result in excess inventory, a shortage of products or otherwise damage our business.

In developing products, product lines and new brands we have anticipated dates for the associated product and brand introductions. When we state that we will introduce, or anticipate introducing, a particular product, product line or brand at a certain time in the future those expectations are based on completing the associated development, implementation, and marketing work in accordance with our currently anticipated development schedule. If we do not have in place, appropriate systems and technology, or do not obtain sufficient data, analytics and insights, we may not be able to adequately predict demand for our products. If we fail to accurately forecast demand, we may experience excess inventory levels or a shortage of product to deliver to our customers. Inventory levels in excess of demand have in the past resulted in, and may in the future result in, inventory write-downs or write-offs, and the sale of excess inventory at discounted prices or through less preferred distribution channels, which could harm our profit margins. If we do not operate our supply chain in an effective manner, we will not be able to manufacture, source and ship new or continuing products in a timely manner and on a cost-effective basis to meet constantly changing consumer demands. This risk is heightened by our customers' compressed shipping schedules and the seasonality of our business.

The risk is also exacerbated by the increasing sophistication of many of the brands and products we are designing and developing in terms of combining digital and traditional technologies, and providing greater innovation and product differentiation. Unforeseen delays or difficulties in the development process, significant increases in the planned cost of development, or changes in anticipated consumer demand for our products and new brands may cause the introduction date for products to be later than anticipated, may reduce or eliminate the profitability of such products, result in excess inventory, or, in some situations, may cause a product or new brand introduction to be discontinued.

If we are unable to navigate through global supply chain challenges, our business may be harmed.

In recent years, we faced global supply chain challenges with the production and delivery of some products being delayed due to logistics, including labor, trucking and container shortages, port congestion and other shipping disruptions. We experienced increases in material costs and shortages for some of our products, due in part to higher wages being paid due to labor shortages in China and Vietnam, as well as periodic and unpredictable manufacturing shut-downs or slow-downs due to COVID-19. While we have taken actions to lessen the impact of these supply chain challenges, such as through the use of alternative ports and air freight, and accelerating inventory purchases in certain cases to ensure product availability for customers, such actions have resulted in higher costs and there can be no assurance that the actions taken will be effective. We have also increased prices in some cases to help offset increased costs. We can provide no assurance that we will be able to increase prices in the future and we cannot assure that price increases we have already taken, will offset the entirety of additional costs we have incurred, and may incur in the future to mitigate the supply chain disruption. Further, if we are unable to negotiate favorable carrier agreements, deliver products on time or otherwise satisfy demand for our products, our business may be harmed.

If we are unable to adapt our business to the continued shift to direct-to-consumer, our business may be harmed.

Part of our strategy is to build lifelong relationships with our consumers through direct-to consumer relationships created through ecommerce, social media, digital games and services. If we are unable to effectively connect with consumer through these channels, or business may be harmed. Similarly, if our technology and systems used to support direct-to-consumer order processing are not effective, our ability to deliver products on time on a cost-effective basis may be adversely affected. Failure to continue to adapt our systems and supply chain and successfully fulfill ecommerce sales could harm our business.

The concentration of our customer base means that economic difficulties or changes in the purchasing or promotional policies or patterns of our major customers could have a significant impact on us.

We depend upon a relatively small customer base to sell the majority of our products. For the fiscal year ended December 31, 2023, Walmart, Inc. and Amazon.com, Inc. each accounted for approximately 11% of our consolidated net revenues. Similarly, sales of certain products of our Wizards business depend in part on the success of specialty hobby stores. Due to our customer concentration and customer base, if one or more of our major customers or specialty hobby stores were to experience difficulties in fulfilling their obligations to us, cease doing business with us, significantly reduce the amount of their purchases from us, favor competitors or new entrants, increase their direct competition with us by expanding their private-label business, change their purchasing patterns, impose unexpected fees on us, alter the manner in which they promote our products or the resources they devote to promoting and selling our products, or return substantial amounts of our products, our business may be harmed.

Our customers do not make binding long-term commitments to us regarding purchase volumes and make all purchases by delivering purchase orders. Any customer could reduce its overall purchase of our products and reduce the number and variety of our products that it carries and the shelf space allotted for our products. In addition, increased concentration among our customers could negatively impact our ability to negotiate higher sales prices for our products and could result in lower gross margins than would otherwise be obtained if there were less consolidation among our customers. Furthermore, as we experienced with the bankruptcy of certain of our retailers in the past, the failure or lack of success of a significant retail customer could negatively impact our revenues and profitability.

Our substantial business, sales and manufacturing operations outside the U.S. subject us to risks associated with international operations.

We operate facilities and sell products and entertainment offerings in numerous countries outside the U.S. Additionally, we utilize third-party manufacturers primarily located in the Far East, including China, Vietnam and India, to produce most of our products. These international operations, including operations in emerging markets, have unique consumer preferences and business climates, present additional challenges and are subject to risks that may significantly harm our sales, increase our costs or otherwise damage our business, including:

- Currency conversion risks and currency fluctuations;
- The imposition of tariffs, trade sanctions, quotas, border adjustment taxes or other protectionist measures;
- Potential challenges to our transfer pricing determinations and other aspects of our cross-border transactions, which can materially increase our taxes and other costs of doing business;
- Political instability, civil unrest and economic instability, such as has recently been experienced between Russia and Ukraine, which has resulted in a suspension of our business activities in Russia;
- Greater difficulty enforcing intellectual property rights and weaker laws protecting such rights;
- Complications in complying with different laws in varying jurisdictions and in dealing with changes in governmental policies and the evolution of laws and regulations and related enforcement, as such laws and policies relate to our products and approval of entertainment;
- Difficulties understanding the retail climate, consumer trends, local customs and competitive conditions in foreign markets which may be different from the U.S.;
- Natural disasters and the greater difficulty and cost in recovering therefrom;
- Difficulties in moving materials and products from one country to another, including port congestion, strikes, labor shortages and other events causing transportation delays and interruptions;
- Increased investment and operational complexity to make our products compatible with systems in various countries and compliant with local laws; and
- Changes in international labor costs and other costs of doing business internationally.

Because of the importance of international sales, sourcing and manufacturing to our business, our financial condition and results of operations could be significantly harmed if any of the risks described above were to occur or if we are otherwise unsuccessful in managing our increasing global business and operating in an environment with these risks.

Our reliance on third-party manufacturers to produce our products, particularly in China, the U.S., Vietnam and India, presents risks to our business.

All our products are manufactured by third-party manufacturers, the majority of which are in China, with a significant amount of our product sourcing also coming from manufacturers the U.S., Vietnam and a lesser amount from India. Should changes be necessary, our external sources of manufacturing can be shifted, over a significant period of time, to alternative sources of supply. Working with vendors who have not historically manufactured products for us means these new vendors must successfully develop the capability to manufacture our products to the quality and safety standards we require and within the tight timeframe required by our customers. Newer and less experienced vendors are more susceptible to product quality, logistics and other issues, due in part to their less mature infrastructure or unfamiliarity with our product standards.

If we were prevented or delayed in obtaining products or components for a material portion of our product lines due to economic, political, civil, labor or other factors beyond our control, including work stoppages, slowdowns or strikes, natural disasters, adverse health conditions or pandemics, our ability to manufacture would be adversely affected and our operations may be substantially disrupted, potentially for a significant period of time. This delay could significantly reduce our revenues and profitability and harm our business while alternative sources of supply are secured.

Given that our toy and game manufacturing is conducted by third-party manufacturers, health conditions, such as COVID-19, and other factors affecting social and economic activity where our manufacturers are located may affect the movement of people and products into and from those locations to our major markets, including North America and Europe. Further, increases in the costs of labor and other costs of doing business in markets where we manufacture, could also have a significant negative impact on our operations, revenues and earnings. Prolonged disputes or slowdowns at west coast or other ports can negatively impact both the time and cost of transporting goods into the U.S. Natural disasters or health pandemics impacting our manufacturers had and can have a significant negative impact on our business.

Further, the imposition of tariffs, border adjustment taxes, trade sanctions or other regulations or economic penalties by the U.S. or the European Union against products imported by us from China or other foreign countries, or the loss of "normal trade relations" status with China or other foreign countries in which we operate, could significantly increase our cost of products imported into the U.S. or Europe, shift more orders from direct import to domestic sales, put additional shipping and warehousing burdens on us, delay the time of our sales to retailers, result in lost sales, and otherwise harm our business. Additionally, the suspension of the operations of a third-party manufacturer by government inspectors in China or another market in which we source products could result in delays to us in obtaining product and may harm sales.

We require our third-party manufacturers to comply with our Global Business Ethics Principles, which are designed to prevent products manufactured for us from being produced under inhumane or exploitive conditions. Notwithstanding these requirements and our monitoring and testing of compliance with them, there is always a risk that one or more of our third-party manufacturers will not comply with our requirements and that we will not immediately discover such non-compliance. Any failure of our third-party manufacturers to comply with labor, consumer, product safety or other applicable requirements in manufacturing products for us could result in damage to our reputation, harm sales of our products and potentially create liability for us.

Our dependence on third-party relationships with studios, content producers and distribution channels to develop and distribute digital games and entertainment content is critical to our business.

We rely on third party relationships with studios, content producers and distribution channels to develop and distribute certain digital games and entertainment content. Our financial performance may be adversely affected by our relationships with these studios, content producers and distribution channels. Some of our digital gaming developers and content producers are affiliates of major studios that develop their own games or content. Some have their own distribution capability in the markets in which we operate, and some may decide, or be required by their respective parent companies, to use their intra-company distribution or content production capabilities rather than contracting with us. Our business may be harmed if the studios, content producers and distribution channels with which we work stop or reduce the amount of work they do with us or otherwise demand less favorable terms to us.

If our vendors or third-party outsourcing partners fail to perform, our business may be harmed.

As a part of our transformation efforts to reduce costs, achieve operational efficiencies, and increase productivity and service quality, we have relied and expect to further rely on third-party vendor and outsourcing relationships for certain areas of the business. Working with third-parties for these critical areas subjects us to risk, including the reduction in full control over certain activities. Any failure to perform timely or accurately or other shortcoming of one of these vendors or outsourcers, could harm our business or could damage our reputation. Transitioning some of these services to a third-party outsourcing vendor is challenging and time-consuming. Problems with transitioning these services and systems to, or operating failures with, these vendors and outsourcers may cause delays to product sales and reduce the efficiency of our operations. We may not achieve the cost-savings we expect, and we may suffer knowledge loss and require significant capital investments to remediate the problem. We cannot guarantee that our outsourcing efforts will be successful.

Our success is dependent on the efforts and dedication of our officers and other employees.

Our officers and employees are at the heart of all our efforts. It is their skill, innovation and hard work that drive our success. We compete with many other potential employers in recruiting, hiring and retaining our management team and our many other skilled officers and employees around the world. In the digital gaming and entertainment industries, experienced personnel and top creative talent are in high demand and competition for their talent is intense. The continuing prevalence of remote and hybrid work creates further challenges in retaining employees as some employees desire more flexibility in their employment and the ability to work remotely or hybrid opens up more employment opportunities. Additionally, as we continue to transform our business to execute on our strategic plan, we have reduced our headcount and may otherwise lose employees due to our decision to eliminate or reduce the amount of work performed relative to non-core aspects of our business and the optimization of our business. The impact of reductions in workforce or failing to retain key employees can be high due to increased risk of loss of important information, key knowledge and relationships, loss of creative talent, lost productivity, hiring and training costs, all of which could result in lower profitability or otherwise harm the business. We cannot guarantee that we will recruit, hire or retain the key personnel we need to succeed.

We have experienced significant changes in our leadership in a relatively short period of time, with most key members of executive leadership having been appointed within the past couple of years. Our future success will depend on the leadership of our key executives and their ability to navigate the organization through our transformation efforts. Our loss of key management or other key employees, inability to drive success through our new leaders, or our inability to retain or hire talented people with the skill sets we need for our diverse and changing business, could significantly harm our business.

If we fail to develop diverse top talent, we may be unable to compete and our business may be harmed.

We promote a diverse and inclusive work environment. To compete successfully, we must continuously develop a diverse group of talented people representative of our fans and customers which we believe will foster new ideas and perspectives that will benefit our business, including through enhanced product innovation. Competition for diverse talent is intense. The recent restructuring changes in our business may make it more difficult to attract and retain diverse talent. We cannot guarantee we will achieve our goals or that our actions will result in expected benefits to our business.

Our business may be harmed if we are unable to protect our critical intellectual property rights.

Our intellectual property, including our trademarks and tradenames, copyrights, patents, and rights under our license agreements and other agreements that establish our intellectual property rights and maintain the confidentiality of our intellectual property, is of critical value. We rely on a combination of trade secret, copyright, trademark, patent and other proprietary rights laws to protect our rights to valuable intellectual property in the U.S. and around the world. From time to time, third parties have challenged, and may in the future try to challenge, our ownership of our intellectual property in the U.S. and around the world. In addition, our business is subject to the risk of third parties counterfeiting our products or infringing on our intellectual property rights, as well as the risk of unauthorized third parties copying and distributing our entertainment content or leaking portions of planned entertainment content. We may need to resort to litigation to protect our intellectual property rights, which could result in substantial costs and diversion of resources. Similarly, third parties may claim ownership over certain aspects of our products, productions or other intellectual property. Our failure to successfully protect our intellectual property rights could significantly harm our business and competitive position.

Failure to successfully operate our information systems and implement new technology effectively could disrupt our business or reduce our sales or profitability.

We rely extensively on various information technology systems and software applications to manage many aspects of our business, including product development, management of our supply chain, sale and delivery of our products, analytics, royalty and financial reporting and various other processes and transactions. As part of our transformation efforts, we are also upgrading some of our technology and systems, and, as described elsewhere, we are relying on the systems of third-party outsourcers for certain critical functions. We are critically dependent on the integrity, security and consistent operations of these systems and related back-up systems. These systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, malware and other cybersecurity attacks and breaches, catastrophic events such as hurricanes, fires, floods, earthquakes, tornadoes, acts of war or terrorism and usage errors by our employees or partners. The efficient operation and successful growth of our business depends on these information systems, including our ability and the ability of our third-party outsourcers to operate them effectively and to select and implement appropriate upgrades or new technologies and systems and adequate disaster recovery systems successfully. The failure of our information systems or third-party hosted technology to perform as designed or our failure to implement and operate them effectively could disrupt our business, require significant capital investments to remediate a problem or subject us to liability.

If our electronic data is compromised our business could be significantly harmed.

We and our third-party outsourcers and other business partners maintain significant amounts of data electronically in locations around the world and in the cloud. This data relates to all aspects of our business, including current and future products and entertainment under development, and also contains certain customer, consumer, supplier, partner and employee data. We and our partners maintain systems and processes designed to protect this data, but notwithstanding such protective measures, there is a risk of intrusion, cyber-attacks or tampering that could compromise the integrity and privacy of this data. Cyber-attacks continue to increase in their frequency, sophistication and intensity, and are becoming increasingly difficult to detect. They are often carried out by motivated, well-resourced, skilled and persistent actors, including nation states, organized crime groups, "hacktivists" and employees or contractors acting with malicious intent. Cyber-attacks could include the deployment of harmful malware and key loggers, ransomware, a denial-of-service attack, a malicious website, artificial intelligence, the use of social engineering and other means to affect the confidentiality, integrity and availability of our or third-party technology systems and data. Cyber-attacks could also include supply chain attacks, which could cause a delay in the manufacturing of our products. In addition, we provide confidential and proprietary information to our third-party outsourcers and business partners in certain cases where doing so is necessary to conduct our business. While we obtain assurances from those parties that they have systems and processes in place to protect such data, and where applicable, that they will take steps to assure the protections of such data by third parties, those outsourcers and partners may also be subject to data intrusion or otherwise compromise the protection of such data. The risk of data loss or breaches is heightened during uncertain economic times, changes in business strategy and reductions in workforce. Any compromise of the confidential data of our customers, consumers, suppliers, partners, employees or ourselves, or failure to prevent or mitigate the loss of or damage to this data through breach of our third party outsourcers and other business partners' information technology systems could substantially disrupt our operations, harm our customers, consumers, employees and other business partners, damage our reputation, violate applicable laws and regulations, subject us to potentially significant costs and liabilities and result in a loss of business that could be material.

Global and Economic Risks Relating to our Business

Outbreaks of communicable infections, diseases, or public health pandemics in the markets in which we and our employees, consumers, customers, partners, licensees, suppliers and manufacturers operate, could substantially harm our business.

Outbreaks of communicable infections, diseases or other adverse public health conditions, such as COVID-19, in markets in which we, our employees, consumers, customers, partners, licensees, licensors, suppliers and manufacturers operate, has had and could in the future have a significant negative impact on our business, revenues and profitability. The occurrence of these types of events can result, and in the case of COVID-19 has resulted in, disruptions and damage to our business, due to, among other things:

- difficulties in shipping and distributing products due to ongoing port capacity, and labor, shipping container and truck transportation shortages, resulting in higher costs for both ocean and air freight and delays in the availability of products, which can result in delayed sales and in some cases result in lost sales;

- disruptions in supply of products, due to closures or reductions in operations at third-party manufacturing facilities across several geographies including, but not limited to, China, Vietnam, India, the United States and Ireland;

- adverse sales impact due to changes in consumer purchasing behavior and availability of products to consumers;

- uncertain inventory availability or difficulty in anticipating demand, which can result in too little or too much supply at a given time;

- interruptions, delays or postponements of entertainment productions and releases; and

- challenges of working remotely.

Inflation and other adverse economic conditions in the markets in which we and our employees, consumers, customers, suppliers and manufacturers operate could negatively impact our ability to produce and ship our products, and lower our revenues, margins and profitability.

Various economic conditions in the markets in which we, our employees, consumers, customers, suppliers and manufacturers operate, could have a significant negative impact on our revenues, profitability and business. The occurrence of adverse economic conditions can result in manufacturing and other work stoppages, slowdowns and delays; shortages or delays in production or shipment of products or raw materials; delayed or reduced purchases from customers and consumers; and other factors that cause increases in costs or delay in revenues.

Inflation, such as what consumers in the U.S. and other economies have recently experienced, can cause significant increases in the costs of other products which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce household spending on the discretionary products and entertainment we offer. Weakened economic conditions, lowered employment levels or recessions in any of our major markets may also significantly reduce consumer purchases of our products and spending on entertainment. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, natural disasters, increases in critical commodity prices or labor costs, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

Our success and profitability not only depend on consumer demand for our products, but also on our ability to produce and sell those products at costs which allow for us to make a profit. Rising fuel and raw material prices, due to inflation or otherwise, for paperboard and other components such as resin used in plastics or electronic components, increased transportation and shipping costs, and increased labor costs in the markets in which our products are manufactured all may increase the costs we incur to produce and transport our products, which in turn may reduce our margins, reduce our profitability and harm our business.

Changes in U.S., global or regional economic conditions could impact discretionary consumer spending and harm our business and financial performance.

Our financial performance is impacted by the level of discretionary consumer spending in the markets in which we operate. Recessions or even fear or anticipation of recessions, inflation, rising or fluctuating interest rates and mortgage rates, credit crises and other economic downturns, or disruptions in credit markets, in the U.S. and in other markets in which we operate can result in lower levels of economic activity, lower employment levels, less consumer disposable income, and lower consumer confidence. Similarly, reductions in the value of key assets held by consumers, such as their homes or stock market investments, can lower consumer confidence and consumer spending power. Any of these factors can reduce the amount which consumers spend on the purchase of our products and entertainment. This in turn can reduce our revenues and harm our financial performance and profitability.

Financial Risks Relating to our Business

Our quarterly and annual operating results may fluctuate due to seasonality in our business.

Sales of our products are extremely seasonal, with a majority of retail sales occurring during the period from September through December in anticipation of the holiday season. This seasonality for our consumer products business has increased over time, as retailers become more and more efficient in their control of inventory levels through quick response or just in time inventory management techniques, including the use of automated inventory replenishment programs. Similarly, ecommerce retailers tend to hold less inventory and take inventory closer to the time of sale to consumers than traditional retailers. As a result, customers are timing their orders so that they are being filled by suppliers, such as us, closer to the time of purchase by consumers. While these techniques reduce a retailer's investment in inventory, they increase pressure on suppliers like us to fill orders promptly and thereby shift a significant portion of inventory risk and carrying costs to the supplier. This can also result in our losing significant revenues and earnings if our supply chain is unable to supply product to our customers when they want it. Tariffs can exacerbate this negative impact by causing retailers to shift from direct import to domestic orders, further pressuring our supply chain.

The level of inventory carried by retailers may also reduce or delay retail sales resulting in lower revenues for us. If we or our customers determine that one of our products is more popular at retail than was originally anticipated, we may not have sufficient time to produce and ship enough additional products to fully meet consumer demand. Additionally, the logistics of supplying more product within shorter time periods increases the risk that we will fail to achieve tight and compressed shipping schedules, which also may reduce our sales and harm our financial performance. The ability to accurately predict levels of inventory remains challenging in the current economic environment, and, in 2023, resulted in write-offs of excess inventory.

Our entertainment business is also subject to variations based on the timing of television, film, streaming and digital content releases or other factors, such as labor or union strikes. Release dates are determined by several factors, including the timing of holiday periods, geographical release dates and competition in the market. In 2023, the development, production and delivery of content was adversely affected by the actors' and writers' strikes that occurred during the year, which caused content to be reduced, delayed or, in some case, not completed.

This seasonal patterns of our business requires significant use of working capital, mainly to manufacture or acquire inventory during the portion of the year prior to the holiday season, and requires accurate forecasting of demand for products during the holiday season in order to avoid losing potential sales of popular products or producing excess inventory of products that are less popular with consumers. Our failure to accurately predict and respond to consumer demand, resulting in under producing popular items and/or overproducing less popular items, would reduce our total sales and harm our results of operations.

As a result of the seasonal nature of our business, we would be significantly and adversely affected, in a manner disproportionate to the impact on a company with sales spread more evenly throughout the year, by unforeseen events such as a natural disaster, a terrorist attack, economic shock or pandemic that harms the retail environment or consumer buying patterns during our key selling season, or by events such as labor or union strikes, or delays or other issues in the supply chain, particularly from the Far East, during the critical months leading up to the holiday shopping season.

We have had and may in the future have significant impairment charges that adversely affect our net earnings.

Changes in strategy, shifting focus to certain lines of business, lower projections in an area of the business, declines in the profitability of acquired brands or businesses or our decision to reduce our focus or exit these brands or businesses, such as certain non-core entertainment assets of the business, has in the past impacted and may in the future impact our ability to recover the carrying value of the related assets and could result in an impairment charge. Similarly, declines in our profitability may impact the fair value of our reporting units, which could result in a write-down of our goodwill and consequently harm our net earnings. In 2023, we recorded non-cash goodwill and asset impairment charges of $1,307.2 million for the year ended December 31, 2023. See note 6 to our Consolidated Financial Statements, included in Part II, Item 8. *Financial Statements,* of this Form 10-K.

Changes in foreign currency exchange rates can significantly impact our reported financial performance.

Our global operations mean we transact business in many different jurisdictions with many different currencies. As a result, if the exchange rate between the U.S. dollar and a local currency for an international market in which we have significant sales or operations changes, our financial results as reported in U.S. dollars, may be meaningfully impacted even if our business in the local currency is not significantly affected. In recent years, our sales were adversely impacted due to the strength of the U.S. dollar compared to certain foreign currencies in territories in which we operate. Similarly, our expenses can be significantly impacted, in U.S. dollar terms, by exchange rates, meaning the profitability of our business in U.S. dollar terms can be negatively impacted by exchange rate movements which we do not control. Depreciation in key currencies may have a significant negative impact on our revenues and earnings as they are reported in U.S. dollars.

Our indebtedness may limit our availability of cash, cause us to divert cash to fund debt service payments or make it more difficult to take certain other actions.

We incurred significant indebtedness to finance our acquisition of eOne in 2019. While we continue to pay down this indebtedness, including through the use of proceeds from the sale of certain parts of eOne, the increase in our debt service obligations resulting from additional indebtedness could have a material adverse effect on our results of operations and financial condition. In particular, our increased indebtedness could:

- make it more difficult and/or costly for us to pay or refinance our debts as they become due, particularly during adverse economic and industry conditions, because a decrease in revenues or increase in costs could cause cash flow from operations to be insufficient to make scheduled debt service payments;

- require a substantial portion of our available cash to be used for debt service payments, thereby reducing the availability of our cash to fund working capital, capital expenditures, development projects, acquisitions or other strategic opportunities, dividend payments, share repurchases and other general corporate purposes;

- result in downgrades in the credit ratings on our indebtedness, which could limit our ability to borrow additional funds on favorable terms or at all (including in order to refinance our other debt), increase the interest rates under our credit facilities and under any new indebtedness we may incur;

- make it more difficult for us to raise capital to fund working capital, make capital expenditures, pay dividends, pursue strategic initiatives or for other purposes;

- result in higher interest expense, which could be further increased in case of current or future borrowings subject to variable rates of interest;

- require that materially adverse terms, conditions or covenants be placed on us under our debt instruments, which could include, for example, limitations on additional borrowings, pay dividends, repurchase our common stock or make investments, any of which could hinder our access to capital markets or our flexibility in the conduct of our business and make us more vulnerable to economic downturns and adverse competitive industry conditions; and

- jeopardize our ability to pay our indebtedness if our business experienced a severe downturn.

If we were unable to obtain or service our other external financings, or if the restrictions imposed by such financing were too burdensome, our business would be harmed.

Due to the seasonal nature of our business, in order to meet our working capital needs, particularly those in the third and fourth quarters, we may rely on our commercial paper program, revolving credit facility and our other credit facilities for working capital. We currently have a commercial paper program which, subject to market conditions, and availability under our committed revolving credit facility, allows us to issue up to $1,000.0 million in aggregate amount of commercial paper outstanding from time to time as a source of working capital funding and liquidity. We cannot guarantee that we will be able to issue commercial paper on favorable terms, or at all, at any given point in time.

We also have a revolving credit agreement which provides for a $1,250.0 million committed revolving credit facility. The credit agreement contains certain restrictive covenants setting forth leverage and coverage requirements, and certain other limitations typical of an investment grade facility. These restrictive covenants may limit our future actions as well as our financial, operating and strategic flexibility. Non-compliance with our debt covenants could result in us being unable to utilize borrowings under our revolving credit facility and other bank lines, a circumstance which potentially could occur when operating shortfalls would require supplementary borrowings to enable us to continue to fund our operations.

Not only may our individual financial performance impact our ability to access sources of external financing, but significant disruptions to credit markets in general may also harm our ability to obtain financing. In times of severe economic downturn and/or distress in the credit markets, it is possible that one or more sources of external financing may be unable or unwilling to provide funding to us. In such a situation, it may be that we would be unable to access funding under our existing credit facilities, and it might not be possible to find alternative sources of funding.

We also may choose to finance our capital needs, from time to time, through the issuance of debt securities. Our ability to issue such securities on satisfactory terms, if at all, will depend on the state of our business and financial condition, any ratings issued by major credit rating agencies, market interest rates, and the overall condition of the financial and credit markets at the time of the offering. The condition of the credit markets and prevailing interest rates have fluctuated significantly in the past and are likely to fluctuate in the future. Variations in these factors could make it difficult for us to sell debt securities or require us to offer higher interest rates in order to sell new debt securities. The failure to receive financing on desirable terms, or at all, could damage our ability to support our future operations or capital needs or engage in other business activities.

If we are unable to generate sufficient available cash flow to service our outstanding debt we would need to refinance our outstanding debt or face default. We cannot guarantee that we would be able to refinance debt on favorable terms, or at all.

Changes in, or differing interpretations of, income tax laws and rules, and changes in our geographic operating results, may impact our effective tax rate.

We are subject to income taxes in the U.S. and in various international tax jurisdictions. We also conduct business activities between our operating units in various jurisdictions and we are subject to transfer pricing rules in the countries in which we operate. There is some degree of uncertainty and subjectivity in complying with transfer pricing rules. Our effective tax rate could be impacted by changes in, or the interpretation of, tax laws, such as those imposed by the current U.S. administration and other jurisdictions in which we do business, or by changes in the amount of revenue and earnings we derive, or are determined to derive by tax authorities, from jurisdictions with differing tax rates.

In addition, we may be subject to tax examinations by federal, state, and international jurisdictions, and these examinations can result in significant tax findings if the tax authorities interpret the application of laws and rules differently than we do or disagree with the intercompany rates we are applying. We assess the likelihood of outcomes resulting from tax uncertainties. While we believe our estimates are reasonable, the ultimate outcome of these uncertain tax benefits, or results of possible current or future tax examinations, may differ from our estimates and may have a significant adverse impact on our business and operating results.

Governmental and Legal Risks Relating to our Business

We are subject to various government regulations, violation of which could subject us to sanctions or otherwise harm our business. In addition, we could be the subject of future product liability suits or product recalls, which could harm our business.

We are subject to significant government regulations, including, in the U.S., under The Consumer Products Safety Act, The Federal Hazardous Substances Act, and The Flammable Fabrics Act, as well as under product safety and consumer protection statutes in our international markets. In addition, certain of our products are subject to regulation by the Food and Drug Administration or similar international authorities. Advertising to children is subject to regulation by the Federal Trade Commission, the Federal Communications Commission and a host of other agencies globally, and the collection of information from children under the age of 13 is subject to the provisions of the Children's Online Privacy Protection Act and other privacy laws around the world. The collection of personally identifiable information from anyone, including adults, is under increasing regulation in many markets, such as the General Data Protection Regulation adopted by the European Union, and data protection laws in the United States and in a number of other counties. While we take all the steps we believe are necessary to comply with these acts and regulations, we cannot assure you that we will be in compliance and, if we fail to comply with these requirements or other regulations enacted in the future, we could be subject to fines, liabilities or sanctions which could have a significant negative impact on our business, financial condition and results of operations. We may also be subject to involuntary product recalls or may voluntarily conduct a product recall. While costs associated with product recalls have generally not been material to our business, the costs associated with future product recalls individually or in the aggregate in any given fiscal year could be significant. In addition, any product recall, regardless of direct costs of the recall, may harm the reputation of our products and have a negative impact on our future revenues and results of operations.

As a large multinational corporation, we are subject to a host of governmental regulations throughout the world, including antitrust, employment, customs and tax requirements, anti-boycott regulations, environmental regulations and the Foreign Corrupt Practices Act. Complying with these regulations imposes costs on us which can reduce our profitability and our failure to successfully comply with any such legal requirements could subject us to monetary liabilities and other sanctions that could further harm our business and financial condition.

Failure to achieve our sustainability goals could result in reputational damage.

We view sustainability challenges as opportunities to innovate and continuously improve our product design and operational efficiencies. We have set key goals and objectives in this area as described in our business section of this Form 10-K. Our reputation could be damaged if we fail to achieve our sustainability goals, or if we or others in our industry do not act, or are perceived not to act, responsibly with respect to the production and packaging of our products.

We are involved in litigation, arbitration or regulatory matters where the outcome is uncertain and which could entail significant expense.

As a large multinational corporation, we are subject to regulatory investigations, litigation and arbitration disputes, including potential liability from personal injury or property damage claims by the users of products that have been or may be developed by us, claims by third parties that our products infringe upon or misuse such third parties' property or rights, claims by former employees for employment related matters or claims relating to media content. Because the outcome of litigation, arbitration and regulatory investigations is inherently difficult to predict, it is possible that the outcome of any of these matters could entail significant cost for us and harm our business. The fact that we operate in a significant number of international markets also increases the risk that we may face legal and regulatory exposures as we attempt to comply with a large number of varying legal and regulatory requirements. Any successful claim against us could significantly harm our business, financial condition and results of operations.

Item 1B. *Unresolved Staff Comments.*

None.

Item 1C. *Cybersecurity.*

We have an in-depth approach to monitoring and addressing cybersecurity risk. Members of management together with our Board, the Cybersecurity and Data Privacy Committee of the Board(the "Cybersecurity Committee"), our internal Cybersecurity and Data Privacy Steering Committee (a cross-functional team which includes members of our Executive Leadership Team), and the Enterprise Risk Management team (a task force comprised of senior representatives of the company assessing risk in the organization), have developed cybersecurity and risk management processes to adapt to the changing cybersecurity landscape and respond to emerging threats in a timely and effective manner.

Our cybersecurity program leverages various industry standards like the National Institute of Standards and Technology ("NIST") and Center for Internet Security Program framework, which organizes cybersecurity risks into five categories: identify, protect, detect, respond and recover. We regularly assess the threat landscape and take a holistic view of cybersecurity risks, with a layered cybersecurity strategy based on prevention, detection and mitigation. Our enterprise risk management team reviews cybersecurity risks, and key cybersecurity risks are incorporated into the enterprise risk management ("ERM") reports reviewed and discussed internally and with the Board. In addition, we have several avenues to gather risk intelligence, and potential threats identified by various services and capabilities to adjust our security strategy. We also have a set of Company-wide policies and procedures concerning cybersecurity and technology standards, which include a Technology Use policy, as well as other policies that directly or indirectly relate to cybersecurity, such as policies related to endpoint and network protection, encryption standards, malware/ransomware protection, remote access, multi-factor authentication, confidential information and the use of the internet, social media, email and wireless devices. These policies go through an internal review process and are approved by appropriate members of management.

The Company's Chief Information Security Officer ("CISO") is responsible for developing and implementing our information security program and reporting quarterly on cybersecurity matters to the Cybersecurity and Data Privacy Steering Committee, as well as to the Board and the Cybersecurity Committee. Our Chief Information Officer is an Executive Sponsor of the Cyber Security Program, has over two decade of experience leading cyber security oversight, and others on our cyber security team have cybersecurity experience and certifications, such as the Certified Information Systems Security Professional, or other industry leading certifications.

We have invested in IT security, including additional end-user training, using layered defenses, identifying and protecting critical assets, strengthening monitoring and alerting, and engaging experts. We regularly test defenses by performing simulations and drills at both a technical level (including through penetration tests) and by reviewing our operational policies and procedures with third-party experts. At the management level, our IT security team regularly monitors alerts and meets to discuss threat levels, trends and remediation. The team also prepares a cyber scorecard, regularly collects data on cybersecurity threats and risk areas and conducts an annual risk assessment. Further, we conduct periodic external penetration tests, red team testing and maturity testing to assess our processes and procedures and the threat landscape. These tests and assessments are useful tools for maintaining a robust cybersecurity program to protect our investors, customers, employees, vendors, and intellectual property. In addition to assessing our own cybersecurity preparedness, we also consider and evaluate cybersecurity risks associated with use of third-party vendors and service providers. The internal business owners of the hosted applications are required to document user access reviews at least annually and provide from the vendor a System and Organization Controls ("SOC") 1 or SOC 2 report. If a third-party vendor is not able to provide a SOC 1 or SOC 2 report, we take additional steps to assess their cybersecurity preparedness and assess our relationship on that basis. Our assessment of risks associated with use of third-party providers is part of our overall cybersecurity risk management framework.

The Cybersecurity Committee and the full Board actively participate in discussions with management and amongst themselves regarding cybersecurity risks. The Cybersecurity Committee meets regularly during the year and discusses cyber-related industry events, critical cyber incidents, alignment with our information security framework, threat assessment, security capabilities, response readiness and training efforts. A third-party cyber security firm also advises the Cybersecurity Committee on cybersecurity threats, trends in the industry, and best practices. This third party also evaluates and assesses our programs. The Cybersecurity Committee conducts an ongoing review of the Company's cybersecurity program, which includes discussion of management's actions to identify and detect threats, planned actions in the event of a response or recovery situation, as well as a review of recent enhancements to the Company's security detection and response capabilities, and management's progress on its cybersecurity strategic roadmap. The Cybersecurity team also subscribes various threat intelligence services to evaluate our security strategy or defense mechanism against such threats.

The Board receives regular updates from the Cybersecurity Committee, including a summary of key performance indicators, test results and related remediation, and recent threats and how the Company is managing those threats. To aid the Board with its cybersecurity and data privacy oversight responsibilities, the Board periodically hosts experts for presentations on these topics.

We face a number of cybersecurity risks in connection with our business. During the past three years we have not suffered a material breach or a reportable incident, and cybersecurity risks (including breach of third parties with whom we work) have not materially affected us, including our business strategy, results of operations or financial condition. For more information about the cybersecurity risks we face, see Item 1A. Risk Factors.

Item 2. *Properties.*

Hasbro owns its corporate headquarters in Pawtucket, Rhode Island consisting of approximately 343,000 square feet, which is used by corporate functions as well as the Consumer Products segment. The Company owns an adjacent building consisting of approximately 23,000 square feet which is also used by corporate functions. The Company's significant leased properties include a facility in Providence, Rhode Island consisting of approximately 136,000 square feet which is used primarily by Commercial and Supply Chain functions, as well as the Consumer Products segment. In addition, the Company leases warehouse space aggregating approximately 3,081,000 square feet in California, Illinois, Georgia and Massachusetts that are used primarily by the Consumer Products segment. The Company leases approximately 80,000 square feet in Burbank, California used by the Consumer Products and Entertainment segments. The Company also leases approximately 111,000 square feet of office space in Renton, Washington as well as 25,000 square feet in Austin, Texas used primarily by the Wizards of the Coast and Digital Gaming segment. The Corporate and Other segment leases an aggregate of 94,000 square feet of office and warehouse space in Hong Kong as well as 48,000 square feet of office space leased in the People's Republic of China.

Outside of the properties listed above, the Company leases or owns property in over 35 countries. The primary international locations for facilities in the Consumer Products segment are in Australia, Brazil, France, Germany, Mexico, Spain, the People's Republic of China, and the United Kingdom, all of which comprise both office and warehouse space. In addition, the Company also leases offices in Switzerland and the Netherlands which are primarily used for corporate functions.

The above properties consist, in general, of brick, concrete and steel buildings which the Company believes are in good condition and well maintained.

The Company believes that its facilities are adequate for its needs at this time, although as part of its ongoing business it does periodically assess if alternate facilities to one or more of the facilities mentioned above would provide business advantages or if certain facilities could be consolidated. The Company believes that, should it not be able to renew any of the leases related to its leased facilities, it could secure similar substitute properties without a material adverse impact on its operations.

Item 3. _Legal Proceedings._

The Company is currently party to certain legal proceedings, none of which we believe to be material to our business or financial condition.

Item 4. _Mine Safety Disclosures._

None

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of* Equity Securities.

The Company's common stock, par value $0.50 per share (the "Common Stock"), is traded on The NASDAQ Global Select Market under the symbol "HAS". As of February 13, 2024, there were approximately 7,305 shareholders of record of the Company's Common Stock.

Our practice has been to pay dividends on a quarterly basis. The declaration of dividends is subject to the discretion of the Board of Directors and depends on various factors, including our net income, financial condition, cash requirements, future prospects and other relevant factors. On February 13, 2024, we announced that our Board of Directors declared a dividend of $0.70 per share, which is payable on May 15, 2024 to shareholders of record on May 1, 2024. In 2024, the Company expects future dividend declarations will be made closer in time to the record date of the dividend than has historically been declared.

Issuer Repurchases of Common Stock

Purchases of the Company's Common Stock may be made from time to time, subject to market conditions, to offset dilution caused by stock issuances related to its equity compensation program and when management believes it is a good use of cash. In May 2018, the Company announced that its Board of Directors authorized the repurchase of up to an additional $500 million in Common Stock which may either be repurchased in the open market or through privately negotiated transactions. As of December 31, 2023, Hasbro had $241.6 million remaining available under these share repurchase authorizations. There were no repurchases of the Company's Common Stock during 2023. The Company has no obligation to repurchase shares under this authorization. The timing, actual number and value of the shares that are repurchased, if any, will depend on a number of factors, including the price of the Company's stock and the Company's generation of, and uses for, cash.

Item 6. *Reserved*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

OBJECTIVE

Our objective within the following discussion is to provide an analysis of the Company's Financial Condition, Cash Flows and Results of Operations from management's perspective, which should be read in conjunction with the Company's audited consolidated financial statements and notes thereto, included in Part II, Item 8. *Financial Statements,* of this Annual Report on Form 10-K.

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements concerning the Company's expectations and beliefs. See "Statement Regarding Forward-Looking Statements" and Part I, Item 1A. *Risk Factors*, of this Form 10-K for a discussion of other uncertainties, risks and assumptions associated with these statements.

Unless otherwise specifically indicated, all dollar or share amounts herein are expressed in millions of dollars or shares, except for per share amounts.

EXECUTIVE SUMMARY

Hasbro is a toy and game company whose mission is to entertain and connect generations of fans through the wonder of storytelling and exhilaration of play. We are Creating Magic Through Play by delivering engaging brand experiences for global audiences across gaming, consumer products and entertainment, with a portfolio of iconic brands including MAGIC: THE GATHERING, Hasbro Gaming, PLAY-DOH, NERF, TRANSFORMERS, DUNGEONS & DRAGONS, and PEPPA PIG, as well as premier partner brands.

Hasbro is guided by our purpose to create joy and community for all people around the world, one game, one toy, one story at a time. For the past decade, we have been consistently recognized for our corporate citizenship, including being named one of the 100 Best Corporate Citizens by 3BL Media and one of the World's Most Ethical Companies by Ethisphere Institute.

Our strategic plan, which we sometimes refer to as our Blueprint or Blueprint 2.0, supports our mission by bringing compelling and expansive brand experiences to consumers and audiences around the world. Using this approach, our brands are transformed as story-led and play-led consumer franchises brought to life through games, play and experiences and offered across a multitude of platforms and media. Our commitment to disciplined, strategic investments, differentiates Hasbro as a purpose-driven business with diversified capabilities focused on driving long-term, sustainable and profitable growth and enhancing shareholder value.

Key elements of our strategy include:

- building innovative toys and games that create memorable, social and collectible experiences of play and entertainment in our key focus categories: games (board games, trading cards, role playing); preschool; action brands; creativity; outdoor; and dolls;

- pursuing a franchise-first approach to deliver the magic of our brands through licensing, digital games and entertainment;

- focusing on fewer, bigger, more profitable brands and driving market share in our key focus categories;

- investing in our Hasbro direct-to-consumer business and building direct relationships with fans through ecommerce, social, digital games and services;

- continuing to cultivate our digital gaming business, through AAA games, games as a service and licensing relationships that activate our brands;

- licensing of our brands through a growing portfolio of partners from theme park operators to toy companies, for consumers to experience our brands and drive communities of friendship and fandom around them;

- executing on our operational savings initiatives, including supply chain transformation, to improve operating results and reinvest in our business; and

- investing in and empowering our people at all levels of our organization and continue to foster a diverse and inclusive culture that drives accountability and focuses on profitability.

Hasbro generates revenue and earns cash by developing, marketing, licensing and selling products, play and entertainment experiences, based on our global brands as well as other IP in a broad variety of categories. This includes: innovative toy and gaming brands and role-playing and fantasy card collecting games, the marketing and sale of toys and games, including our owned and partner brands, through retail stores, ecommerce platforms and Hasbro Direct, our direct-to-consumer platform; the distribution, license and sale of digital games developed both internally and through licensing out our IP to third parties, such as *Baldur's Gate 3, Monopoly Go!* and *Magic: The Gathering Arena* and other digital games. Additionally, the Company generates revenue though the development, production and sales of entertainment content and from out-licensing certain non-core brands which are more profitable through a licensing arrangement for products that include various toys and games, consumer products, such as apparel and publishing, as well as for use in theme park attractions and other forms of location-based entertainment and within formats such as film and TV programming.

The impact of changes in foreign currency exchange rates used to translate the consolidated statements of operations is quantified by translating the current period revenues at the prior period exchange rates and comparing this amount to the prior period reported revenues. The Company believes that the presentation of the impact of changes in exchange rates, which are beyond the Company's control, is helpful to an investor's understanding of the performance of the underlying business.

Results discussed herein include income from operations before income taxes attributable to the eOne Film and TV business sold to Lionsgate on December 27, 2023. The eOne Film and TV results were recorded to the Company's Consolidated Statements of Operations, within the Entertainment segment, through the sale transaction closing date. Assets of $1.5 billion and liabilities of $542.0 million, attributable to the eOne Film and TV business were de-consolidated as of the closing date and, as of December 31, 2023, there are no remaining carrying amounts relative to that part of the business within the Company's Consolidated Balance Sheets. See note 3 to the consolidated financial statements included in Part II, Item 8. *Financial Statements*, of this Form 10-K, for further information on the sale of the Company's eOne Film and TV business.

During each of the periods presented in this Form 10-K there were significant charges and benefits incurred which impacted operating results. These charges are detailed below in the Summary of Financial Performance.

2023 highlights

- Net revenues of $5,003.3 million decreased 15% from $5,856.7 million in 2022. The decline in net revenues includes a favorable foreign currency translation of $20.6 million.

  - Net revenues in the Consumer Products segment decreased 19% to $2,886.4 million; Wizards of the Coast and Digital Gaming segment increased 10% to $1,457.6 million; and Entertainment segment net revenues decreased 31% to $659.3 million.

  - Franchise Brands net revenues decreased 3%; Partner Brands net revenues decreased 35%; Portfolio Brands net revenues decreased 17%; and Non-Hasbro Branded Film and TV net revenues declined 35%.

  - Hasbro's total gaming portfolio, including the Hasbro Gaming portfolio as reported above, and all other gaming revenue, most notably MAGIC: THE GATHERING and MONOPOLY, totaled $2,074.4 million, an increase of 4%.

- Operating losses were $1,538.8 million, or 30.8% of net revenues in 2023 and declined compared to operating profit of $407.7 million, or 7.0% of net revenues in 2022.

  - Operating profit in the Consumer Products segment declined greater than 100% to an operating loss of $64.7 million; Wizards of the Coast and Digital Gaming segment operating profit declined 2% to $525.7 million; Entertainment segment operating losses declined to an operating loss of $1,911.5 million; and Corporate and Other operating losses improved 76% to an operating loss of $88.3 million.

  - Operating profit in 2023 was negatively impacted by non-cash goodwill and asset impairment charges of $1,307.2 million recorded within the Entertainment segment consisting of: $231.2 million related to the goodwill impairment of the eOne Film & TV business included in Impairment of goodwill; $65.0 million related to an impairment of the Company's definite-lived intangible, eOne Trademark, included in Selling, distribution and administration; a goodwill impairment charge of $960.0 million due to impairment of the Company's Family Brands business included in Impairment of goodwill; and, impairment charges of $51.0 million related to the impairment of the Company's PJ MASKS definite-lived intangible asset, included within Selling, distribution and administration. See note 6 to our Consolidated Financial Statements, included in Part II, Item 8. *Financial Statements*, of this Form 10-K for more information on these impairments and charges.

  - Certain other charges impacting 2023 operating segment performance, in the Company's Consumer Products, Entertainment and Corporate and Other segments, are discussed below in Results of Operations — Consolidated

- Net losses attributable to Hasbro, Inc. were $1,489.3 million in 2023, or $10.73 per diluted share, compared to net earnings attributable to Hasbro, Inc. of $203.5 million, or $1.46 per diluted share in 2022.

2022 highlights

- Net revenues of $5,856.7 million decreased 9% from $6,420.4 million in 2021. The decline in net revenues includes an unfavorable foreign currency translation of $166.3 million.
    - Net revenues in the Consumer Products segment decreased 10% to $3,572.5 million; Wizards of the Coast and Digital Gaming segment increased 3% to $1,325.1 million; and Entertainment segment net revenues decreased 17% to $959.1 million.
    - TV/Film/Entertainment portfolio net revenues decreased 17%; Hasbro Gaming net revenues decreased 13%; Emerging Brands net revenues decreased 12%; Partner Brands net revenues decreased 9%; and Franchise Brands net revenues decreased 4%.
    - Hasbro's total gaming portfolio, including the Hasbro Gaming portfolio as reported above, and all other gaming revenue, most notably MAGIC: THE GATHERING and MONOPOLY, totaled $2.0 billion, a decrease of 5%.
- Operating profit was $407.7 million, or 7.0% of net revenues in 2022 compared to operating profit of $763.3 million, or 11.9% of net revenues in 2021.
    - Operating Profit in the Wizards of the Coast and Digital Gaming segment decreased 2% to $538.3 million; Consumer Products segment operating profit decreased 46% to $217.3 million; Entertainment segment operating losses increased greater than 100% to $22.7 million; and Corporate and Other operating losses increased greater than 100% to $370.6 million.
- Net earnings attributable to Hasbro, Inc. declined in 2022 to $203.5 million, or $1.46 per diluted share, compared to $428.7 million, or $3.10 per diluted share in 2021.

Summary of Financial Performance

A summary of the Company's results of operations for 2023, 2022 and 2021 is illustrated below.

	2023	2022	2021
Net revenues	$ 5,003.3	$5,856.7	$ 6,420.4
Operating (loss) profit	(1,538.8)	407.7	763.3
(Loss) earnings before income taxes	(1,709.1)	261.5	581.9
Net (loss) earnings	(1,487.8)	203.0	435.3
Net earnings (loss) attributable to noncontrolling interests	1.5	(0.5)	6.6
Net (loss) earnings attributable to Hasbro, Inc.	(1,489.3)	203.5	428.7
Diluted (loss) earnings per share	(10.73)	1.46	3.10

Results of Operations — Consolidated

The fiscal year ended December 31, 2023 was a fifty-three week period, December 25, 2022 and December 26, 2021 were each fifty-two week periods.

Net losses attributable to Hasbro, Inc. were $1,489.3 million for the fiscal year ended December 31, 2023 compared to net earnings of $203.5 million for the fiscal year ended December 25, 2022, and net earnings of $428.7 million for the fiscal year ended December 26, 2021.

Diluted (loss) earnings per share attributable to Hasbro, Inc. were $(10.73) in 2023, $1.46 in 2022 and $3.10 in 2021.

Net (loss) earnings and diluted (loss) earnings per share attributable to Hasbro, Inc. for each fiscal year in the three years ended December 31, 2023 include certain charges and benefits as described below.

2023

- Non-cash goodwill and asset impairment charges of $1,278.2 million or $9.20 per diluted share, incurred within the Entertainment segment, associated with the eOne Film and TV business and within Family Brands to align with a change in entertainment strategy consisting of:

  - Net charges of $279.9 million recorded during the second quarter as a result of the Company's impairment review of its Film and TV reporting unit, consisting of a non-cash goodwill impairment charge of $231.2 million recorded in Impairment of goodwill and intangible asset impairment charges of $48.7 million related to the Company's definite-lived intangible eOne Trademark, recorded within Selling, distribution and administration.

  - A non-cash goodwill impairment charge of $960.0 million recorded during the fourth quarter of 2023, as a result of the Company's impairment review of its Family Brands reporting unit.

  - A net charge of $38.3 million related to the impairment of the Company's definite-lived PJ MASKS intangible asset.

- Net charges of $453.7 million, or $3.26 per diluted share, of Blueprint 2.0 implementation charges, consisting of:

  - A Loss on disposal of business of $419.7 million related to the sale of the Company's non-core eOne Film and TV business within the Entertainment segment, executed during the fourth quarter; and

  - Charges of $34.0 million associated with the eOne Film & TV business sale process recorded in Selling, distribution and administration expense within the Corporate and Other segment.

- Net charges of $55.6 million, or $0.40 per diluted share, of Operational Excellence program related charges consisting of consultant and transformation office expenses of $27.0 million and severance and other employee charges of $ 28.6 million included within Selling, distribution and administration within Corporate and Other.

- Net charges of $48.8 million, or $0.35 per diluted share of intangible amortization costs related to certain intangible assets acquired in the eOne Acquisition. These expenses are allocated between the Consumer Products and Entertainment segments, to match the revenue generated from such intangible assets.

- Net charges of $1.7 million, or $0.01 per diluted share associated with retention awards granted in connection with the eOne Acquisition. These expenses were incurred during the first quarter of 2023 and are included within Selling, distribution and administration within the Corporate and Other segment.

- In association with the Company's strategic review and subsequent Blueprint 2.0 strategy shift to focus on fewer, bigger brands, the Company incurred net charges of $253.0 million consisting of the following:

  ○ Net asset impairments and other net charges of $231.9 million, or $1.67 per diluted share, of which $215.2 million, or $1.55 per diluted share relates to the partial impairment of the Company's definite-lived Power Rangers intangible asset, $12.4 million, or $0.09 per diluted share, of incurred incremental asset charges related to product cancellations, consisting of inventory and asset write offs, and $4.3 million, or $0.03 per diluted share, of strategy-related asset impairments due to the cancellation of certain projects primarily within the Entertainment segment; and

  ○ A net loss on disposal of business of $21.1 million, or $0.15 per diluted share, comprised of a non-cash goodwill impairment loss of $11.8 million and other asset impairments of $9.3 million, related to the exit of non-core businesses within the Entertainment segment.

- In support of Blueprint 2.0, Hasbro announced an Operational Excellence program. In association with this program the Company incurred net charges of $89.2 million comprised of the following:

  ○ Net severance expense and other employee charges of $79.8 million, or $0.57 per diluted share, associated with cost-savings initiatives across the Company; and

  ○ Net charges of $9.4 million, or $0.07 per diluted share, of program related consultant and transformation office expenses.

- In association with the Company's acquisition of eOne, the Company incurred related expenses of $72.3 million, comprised of the following:

  ○ Net expenses of $59.4 million, or $0.43 per diluted share, of incremental intangible amortization costs related to the intangible assets acquired in the eOne acquisition; and

  ○ A net charge of $12.9 million, or $0.09 per diluted share, of stock based compensation expenses.

2021

- A net charge of $116.1 million, or $0.84 per diluted share, comprised of a non-cash goodwill impairment charge of $108.8 million and transaction expenses of $7.3 million, associated with the closing of the sale of eOne's music business ("e-One Music"). The goodwill impairment charge of $108.8 million is based on revalued assets and liabilities of eOne Music as of the second quarter of 2021 and finalized closing working capital adjustments made during the fourth quarter 2021.

- In association with the Company's acquisition of eOne, the Company incurred related expenses of $77.0 million, comprised of the following:

  ○ Net expenses of $70.4 million, or $0.51 per diluted share, of incremental intangible amortization costs related to the intangible assets acquired in the eOne acquisition; and

  ○ A net charge of $6.6 million, or $0.05 per diluted share, of stock based compensation expenses.

- Charges of $20.9 million, or $0.15 per diluted share, of additional stock compensation expense due to the contractual accelerated vesting of certain equity awards following the passing of the Company's former CEO in the fourth quarter of 2021.

- A net impairment charge of $41.3 million, or $0.30 per diluted share, associated with Hasbro's investment in the Discovery Family Channel, due to the impact of accelerating changes in the cable distribution industry. This charge was comprised of a pre-tax impairment of the investment held in Discovery of $74.1 million, which resulted in a pre-tax reduction to the Company's Discovery option agreement liability of $20.1 million. See note 7 to the consolidated financial statements included in Part II, Item 8. *Financial Statements*, of this Form 10-K for further information on the Company's Discovery option.

- A net charge of $39.4 million or $0.28 per diluted share of income tax expense as a result of revaluation of Hasbro's UK tax attributes in accordance with the Finance Act 2021 enacted by the United Kingdom on June 10, 2021. Effective April 1, 2023, the law increases the corporate income tax rate to 25% from 19%.

Consolidated net revenues for the year ended December 31, 2023 declined 15% to $5,003.3 million from $5,856.7 million for the year ended December 25, 2022 and include a favorable foreign currency translation impact of $20.6 million as the result of stronger currencies, primarily in Latin America and to a lesser extent, the Company's European markets.

Consolidated net revenues for the year ended December 25, 2022 declined 9% to $5,856.7 million from $6,420.4 million for the year ended December 26, 2021 and included unfavorable foreign currency translation impact of $166.3 million.

Effective for the first quarter 2023, we realigned our brand portfolios to correspond with the evolution of our strategy. As a result, net revenues for the years ended December 25, 2022 and December 26, 2021 have been restated to reflect the realigned brand portfolio structure.

The following table presents net revenues expressed in millions of dollars, by brand portfolio for each year in the three years ended December 31, 2023.

	2023 Net Revenues	% Change	2022 Net Revenues	% Change	2021 Net Revenues
Franchise Brands	$ 3,256.5	-3 %	$ 3,350.8	-5 %	$ 3,541.9
Partner Brands	687.8	-35 %	1,052.0	-9 %	1,161.0
Portfolio Brands	521.3	-17 %	625.2	-13 %	719.8
Non-Hasbro Branded Film & TV	537.7	-35 %	828.7	-17 %	997.7
Total	$ 5,003.3		$ 5,856.7		$ 6,420.4

2023 versus 2022

Net revenues declined in all brand portfolios in 2023 compared to 2022.

Franchise Brands: The Franchise Brands portfolio net revenues decreased 3% in 2023 compared to 2022. The net revenue decrease primarily reflects lower net revenues from NERF products, lower net revenues from Hasbro Gaming products, lower net revenues from PLAY-DOH products compared to 2022, which benefited from the release of *Play-doh Squished* programming and to a lesser extent, lower net revenues from PEPPA PIG products. These net revenue decreases were partially offset by net revenue increases from DUNGEONS & DRAGONS digital gaming products, most notably *Baldur's Gate 3*, the DUNGEONS & DRAGONS-based role-playing video game released during the third quarter 2023, as well as the theatrical release of *Dungeons & Dragons: Honor Among Thieves* released in March 2023 and higher net revenues from D&D Beyond, acquired during the second quarter of 2022. In addition, partially offsetting losses in the category were higher net revenues from TRANSFORMERS products, supported by the June 2023 theatrical release of *Transformers: Rise of the Beast*, and to a lesser extent, higher net revenues from MAGIC: THE GATHERING products, most notably from sales of the *Lord of the Rings: Tales of Middle-earth* card set released in June 2023, making 2023 the second consecutive year that MAGIC: THE GATHERING has reached billion-dollar brand acclaim, reflecting ongoing fan enthusiasm for the brand, as well as higher net revenues from MONOPOLY products reflecting the success of the mobile game *Monopoly Go!*, launched during the second quarter of 2023.

Partner Brands: The Partner Brands portfolio net revenues declined 35% in 2023 compared to 2022. Within the Partner Brands portfolio, there are a number of brands which are reliant on related entertainment, including movie and television releases. As such, net revenues fluctuate from year-to-year by brand, depending on entertainment popularity, release dates and the success of related product line offerings. Historically these entertainment-based brands experience higher revenues during years in which major films or television programming is released.

In 2023, Partner Brands net revenue declines were primarily driven by lower sales of the Company's products for DISNEY FROZEN and DISNEY PRINCESS due to the expiration of the related license agreements in December 2022, lower net revenues from the Company's products for MARVEL and STAR WARS compared to 2022, which benefited from a robust slate of entertainment releases in 2022 as described below, without comparable releases in 2023, and to a lesser extent, lower net revenues from BEYBLADE products. These decreases were partially offset by net revenue contributions from the introduction of the Company's products for INDIANA JONES, supported by the June 2023 theatrical release of *Indiana Jones and the Dial of Destiny*.

Portfolio Brands: The Hasbro Gaming portfolio net revenues declined 17% in 2023 compared to 2022 driven primarily by lower sales of FURREAL FRIENDS products and to a lesser extent, lower sales of PJ MASKS, MY LITTLE PONY and BABY ALIVE products. These decreases were partially offset by net revenues from FURBY products following the Company's successful reintroduction of the brand and refreshed product line during the second quarter of 2023, as well as higher net revenues from GI JOE products.

Non-Hasbro Branded Film & TV: Net revenues from the TV/Film/Entertainment portfolio declined 35% in 2023 compared to 2022. Lower net revenues in 2023 were driven by lower scripted and unscripted television deliveries, as well as lower film deliveries in 2023 compared to 2022. These decreases were due primarily to the impact of the several months-long worker strikes by the Writers Guild of America and the American actors' union, SAG-AFTRA, which disrupted the number and timing of planned program productions, most notably, *Rookie* seasons five and six*, Rookie Feds* season two*, The Recruit* season two, *Yellowjackets* season three and *Cruel Summer* season three. In 2024, this category will be removed from the Company's brand architecture. Hasbro will continue to develop and produce animation, digital shorts, scripted TV and theatrical films for audiences related to core Hasbro IP. All retained Hasbro-branded content is included in the portfolios noted above.

2022 versus 2021

Net revenues declined in all brand portfolios in 2022 compared to 2021.

Franchise Brands: The Franchise Brands portfolio net revenues decreased 5% in 2022 compared to 2021. Higher net revenues from MAGIC: THE GATHERING products, due to record sales from set releases that included: *Kamigawa: Neon Dynasty*, *Commander Legends: Battle for Baldur's Gate*, *Double Masters, and others*, reflecting momentum in the brand, and elevating MAGIC: THE GATHERING to the Company's first billion-dollar brand. In addition, the Franchise Brands portfolio benefited from higher sales of PEPPA PIG products, driven by the third quarter 2021 launch of the Company's first line of PEPPA PIG product line and higher sales of PLAY-DOH products. These net revenue increases were more than offset by lower net revenues from NERF products, lower sales of Hasbro Gaming products, most notably MONOPOLY products, and to a lesser extent, lower net revenues from TRANSFORMERS products and lower net revenues from the *Dungeons & Dragons: Dark Alliance* digital game launched during the second quarter 2021 with no comparable release in 2022.

Partner Brands: The Partner Brands portfolio net revenues declined 9% in 2022 compared to 2021. In 2022, Partner Brands net revenue declines were driven by lower sales of the Company's products for DISNEY FROZEN and DISNEY PRINCESS as the related license neared the end of its term, in addition to lower sales of BEYBLADE products, and to a lesser extent, lower sales of GHOSTBUSTERS products. These net revenue decreases were partially offset by higher net revenues from the Company's products for MARVEL, led by momentum in the SPIDER-MAN franchise which benefited from entertainment releases including the children's animated television series, Marvel's *Spidey and His Amazing Friends* as well as Marvel Studios' *Spider-Man: No Way Home*, released in December 2021. The Company's products for Marvel's AVENGERS benefited from the release of Marvel Studios' *Doctor Strange in the Multiverse of Madness* in May 2022 and the July 2022 release of *Thor: Love and Thunder*, while the Company's products for BLACK PANTHER were supported by the November 2022 release of *Black Panther: Wakanda Forever.* To a lesser extent, net revenues from the Company's line of STAR WARS products increased as a result of continued STAR WARS entertainment released on Disney+.

Portfolio Brands: Portfolio Brands net revenues declined 13% in 2022 compared to 2021 driven primarily by lower net revenues from BABY ALIVE, FURREAL FRIENDS, PJ MASKS and MY LITTLE PONY products and to a lesser extent, lower net revenues from core PLAYSKOOL and POTATO HEAD products.

Non-Hasbro Branded Film & TV: Net revenues from the Non-Hasbro Branded Film & TV portfolio declined 17% in 2022 compared to 2021. Lower net revenues in 2022 were driven by the sale of eOne Music during the third quarter of 2021, which represented $65.2 million or 6% of portfolio net revenues during 2021. In addition to the sale of eOne Music, net revenue declines in 2022 were driven by the lower number of film deliveries in 2022 compared to 2021 due to timing shifts of certain films into 2023, and to a lesser extent, lower unscripted television deliveries in 2022. These decreases were partially offset by higher net revenues from scripted production deliveries, most notably, *Cruel Summer* season two, *The Rookie* seasons four and five and *The Rookie: Feds* season one.

SEGMENT RESULTS

The summary that follows provides a discussion of the results of operations of our four reportable segments: Consumer Products, Wizards of the Coast & Digital Gaming, Entertainment and Corporate and Other.

Net Revenues

The table below illustrates net revenues expressed in millions of dollars, derived from our principal operating segments in 2023, 2022 and 2021.

	2023 Net Revenues	% Change	2022 Net Revenues	% Change	2021 Net Revenues
Consumer Products	$ 2,886.4	-19 %	$ 3,572.5	-10 %	$ 3,981.6
Wizards of the Coast & Digital Gaming	1,457.6	10 %	1,325.1	3 %	1,286.6
Entertainment	659.3	-31 %	959.1	-17 %	1,152.2

Consumer Products Segment

The following table presents the Consumer Products segment net revenues by major geographic region for each fiscal year in the three years ended December 25, 2022.

	2023 Net Revenues	% Change	2022 Net Revenues	% Change	2021 Net Revenues
North America	$ 1,649.1	-20 %	$ 2,064.8	-11 %	$ 2,315.9
Europe	669.5	-26 %	899.5	-16 %	1,067.7
Asia Pacific	256.3	-13 %	293.4	-5 %	310.1
Latin America	311.5	-1 %	314.8	9 %	287.9
Net Revenues	$ 2,886.4	-19 %	$ 3,572.5	-10 %	$ 3,981.6

2023 versus 2022

Consumer Products segment net revenues declined 19% in 2023 compared to 2022 and included the impact of a favorable $21.8 million foreign currency translation, most notably from the Company's Latin American markets and to a lesser extent, from markets across Europe. Within the Consumer Products segment, net revenues declined in the Franchise Brands, Partner Brands and Portfolio Brands categories during 2023 compared to 2022.

The net revenue decrease was driven by lower sales of Partner Brands products including the Company's products for DISNEY PRINCESS and DISNEY FROZEN, following the expiration of associated license agreements in December 2022, lower sales of the Company's products for MARVEL and to a lesser extent, lower sales of the Company's products for STAR WARS compared to 2022, which benefited from a variety of entertainment releases without a comparable slate in 2023. In addition, lower sales of NERF products and lower sales of certain Hasbro Gaming products, as well as lower net revenues from FURREAL FRIENDS products contributed to the decrease. These net revenue decreases were partially offset by higher sales of TRANSFORMERS products supported by the theatrical release of *Transformers: Rise of Beasts* in June 2023 and from the Company's refreshed lineup of FURBY products following the reintroduction of the brand during the second quarter of 2023 and higher sales of GI JOE products. Overall, segment net revenue declines were primarily attributable to the challenging consumer discretionary environment in North America and to a lesser extent, the Company's markets across Europe during 2023.

2022 versus 2021

Consumer Products segment net revenues declined 10% in 2022 compared to 2021, declining in all brand portfolios.

The drivers of the net revenue decrease included lower sales of NERF, MONOPOLY, TRANSFORMERS and BABY ALIVE products, lower sales of the Company's products for DISNEY PRINCESS and DISNEY FROZEN as the related license term ended during the fourth quarter of 2022, and lower sales of BEYBLADE products. In addition, lower sales of Hasbro Gaming products, primarily from the Company's tabletop gaming brands such as JENGA, LIFE and certain other Hasbro Gaming brands and lower net revenues from FURREAL FRIENDS products contributed to the decrease. These net revenue decreases were partially offset by higher sales of PEPPA PIG and PLAY-DOH products, and higher sales of the Company's products for MARVEL and STAR WARS. Overall segment net revenue declines were primarily attributable to North America and to a lesser extent, the Company's European markets during 2022.

Wizards of the Coast and Digital Gaming Segment

The following table presents Wizards of the Coast and Digital Gaming segment net revenues by category (tabletop gaming and digital and licensed gaming) for each fiscal year in the three years ended December 31, 2023.

	2023 Net Revenues	% Change	2022 Net Revenues	% Change	2021 Net Revenues
Tabletop Gaming	$ 1,072.5	1 %	$ 1,067.0	12 %	$ 950.6
Digital and Licensed Gaming	385.1	49 %	258.1	-23 %	336.0
Net Revenues	$ 1,457.6	10 %	$ 1,325.1	3 %	$ 1,286.6

2023 versus 2022

Wizards of the Coast and Digital Gaming segment net revenues increased 10% in 2023 compared to 2022 and included the impact of a favorable $2.9 million foreign currency translation. The net revenue increase in the Wizards of the Coast and Digital Gaming segment was primarily attributable to higher net revenues from DUNGEONS & DRAGONS digital gaming products, most notably *Baldur's Gate 3*, the DUNGEONS & DRAGONS-based role-playing video game released during the third quarter 2023 and to a lesser extent, higher digital licensing net revenues, attributable to the increased success of *Monopoly Go!*, as well as the launch of the *Peppa Pig: World Adventures* video game released in the first quarter of 2023. In addition, higher net revenues from Wizards of the Coast tabletop gaming products contributed to segment growth in 2023, most notably from MAGIC: THE GATHERING, driven by the success of the *Lord of the Rings: Tales of Middle-earth* card set released in June 2023.

2022 versus 2021

In 2022, net revenues from the Wizards of the Coast and Digital Gaming segment increased 3% compared to 2021. The net revenue increase in the Wizards of the Coast and Digital Gaming segment was attributable to higher net revenues from Wizards of the Coast tabletop gaming products, most notably, MAGIC: THE GATHERING, which in 2022, became the Company's first billion-dollar brand, driven by the number of strong performing card sets released during the year. In total, 81% of segment net revenues were attributable to Wizards of the Coast tabletop games during 2022. The increase in tabletop gaming net revenues was partially offset by lower digital and licensed gaming net revenues, primarily from *Magic: The Gathering Arena* and from *Dungeons & Dragons: Dark Alliance*, launched during the first half of 2021 and to a lesser extent, lower net revenues from certain other of the Company's licensed digital games during 2022.

Entertainment Segment

The following table presents Entertainment segment net revenues by category for each fiscal year in the three years ended December 31, 2023.

	2023 Net Revenues	% Change	2022 Net Revenues	% Change	2021 Net Revenues
Film and TV	$ 575.5	-31 %	$ 837.6	-10 %	$ 932.5
Family Brands	83.8	6 %	79.4	-40 %	132.9
Music and Other	—	-100 %	42.1	-51 %	86.8
Net Revenues	$ 659.3	-31 %	$ 959.1	-17 %	$ 1,152.2

*Music and Other category net revenues for the period ended December 26, 2021 includes $65.2 million from eOne Music, which was sold by the Company early in the third fiscal quarter of 2021.

2023 versus 2022

Entertainment segment net revenues declined 31% in 2023. compared to 2022 and included the impact of an unfavorable $4.3 million foreign currency translation. The net revenue decrease during 2023 was driven by lower entertainment productions and deliveries, reflecting the impact of the several months-long strikes during 2023 by the Writers Guild of America and the American actors' union, SAG-AFTRA. Notable programming that was delayed or cancelled included, *Rookie* seasons five and six*, Rookie Feds* season two*, The Recruit* season two, *Yellowjackets* season three and *Cruel Summer* season three. To a lesser extent, lower net revenues from unscripted programming contributed to the decrease reflecting the lower number of new deliveries during 2023 compared to 2022. Additionally, to a lesser extent, the strategic exit of certain non-core businesses during the fourth quarter of 2022 contributed to the decrease. These decreases were partially offset by higher net revenues from the Company's Family Brands business, from new agreements entered, and the renewal of certain existing streaming content agreements throughout 2023, related to programs featuring the Company's brands including the television series Power Rangers Cosmic Fury season 30, released on the Netflix streaming platform in September 2023.

2022 versus 2021

Entertainment segment net revenues declined 17% in 2022 compared to 2021. The segment net revenue decrease primarily reflects the number of major film deliveries compared to 2021 where films such as *Clifford The Big Red Dog*, *Mrs. Harris Goes to Paris* and *Come From Away* were delivered, without a comparable number of major film deliveries in 2022, as well as lower net revenues from streaming content sales compared to 2021, which benefited from the September 2021 release of *My Little Pony: A New Generation*. To a lesser extent, lower transactional net revenues and lower net revenues from unscripted television deliveries compared to 2021 contributed to the decline. These decreases were partially offset by higher scripted television deliveries that include *The Rookie* seasons four and five, *Cruel Summer* season two, *The Rookie: Feds* season one and *Yellowjackets* season two.

Operating Profit (Loss)

The table below illustrates operating profit expressed in millions of dollars and operating profit margins, derived from our principal operating segments in 2023, 2022 and 2021. For a reconciliation of segment operating profit to total Company operating profit, see note 21 to our consolidated financial statements which are included in Part II, Item 8. *Financial Statements*, of this Form 10-K.

	2023	% Net Revenues	% Change	2022	% Net Revenues	% Change	2021	% Net Revenues
Consumer Products	$ (64.7)	-2.2 %	>100 %	$ 217.3	6.1 %	-46 %	$ 401.4	10.1 %
Wizards of the Coast & Digital Gaming	525.7	36.1 %	-2 %	538.3	40.6 %	-2 %	547.0	42.5 %
Entertainment	(1,911.5)	>100 %	>100 %	22.7	2.4 %	>100 %	(91.8)	-8.0 %
Corporate and Other	(88.3)	n/a	76 %	(370.6)	n/a	>100 %	(93.3)	n/a
Total	$ (1,538.8)			407.7			763.3	

Effective for the first quarter of 2022, intangible amortization costs related to the intangible assets acquired in the eOne acquisition have been allocated between the Consumer Products and Entertainment segments to match the revenue generated from such intangible assets. In 2021, comparable intangible amortization costs were recorded within the Entertainment segment.

Consumer Products Segment

2023 versus 2022

Consumer Products segment operating results decreased $282.0 million to an operating loss of $64.7 million in 2023, compared to operating profit of $217.3 million in 2022. Operating profit margin decreased to -2.2% of net revenues in 2023 from 6.1% of net revenues in 2022.

In 2023, the Consumer Products segment operating loss was driven by lower net revenues reflecting the challenging consumer discretionary environment in North America and Europe, and to a lesser extent, Asia Pacific regions, combined with higher sales allowances and obsolescence charges, including inventory scrap write-downs of excess aged inventory, as well as higher levels of closeout sales, primarily across North America and Europe, due to efforts to reduce retail inventory levels. These impacts to operating profit were partially offset by lower product costs associated with improved inventory management including supply chain improvements, lower royalty expenses as a result of the decline of Partner Brands sales in 2023, lower shipping and warehousing expenses associated with the Company's lower levels of inventory as well as lower advertising and promotion costs and lower product development and lower administrative expenses, reflecting focused cost savings initiatives and savings realized from the Company's Operational Excellence program.

2022 versus 2021

Consumer Products segment operating profit decreased $184.1 million to $217.3 million in 2022, compared to $401.4 million in 2021. Operating profit margin decreased to 6.1% of net revenues in 2022 from 10.1% of net revenues in 2021.

In 2022, to align with the revenue generated from the assets acquired in the eOne acquisition, Consumer Products segment operating profit included $37.7 million of incremental intangible asset amortization costs. In 2021, comparable costs were reported in the Entertainment segment results. Additionally, in connection with the Company's Blueprint 2.0 strategy shift, Consumer Products segment operating profit included charges of $14.9 million of incremental asset charges related to product cancellations, consisting of inventory and asset write offs related to the Company's plans to focus on fewer, bigger brands. The remaining operating profit decrease in 2022 was driven by lower net revenues and higher sales allowances and obsolescence charges, as well as higher levels of closeout sales and warehousing costs associated with higher inventory levels. These negative effects were partially offset by the impact of the expiration of certain Consumer Products licensing agreements acquired through the eOne acquisition, which carried higher royalty expenses in prior periods and higher net revenues from licensing agreements related to certain of the Company's Franchise Brands. In addition to these benefits were savings realized from the Company's operational excellence program within cost of sales and distribution expense, price increases implemented in 2022 combined with lower product development costs, lower advertising and promotion expenses, and lower incentive compensation.

Wizards of the Coast and Digital Gaming Segment

2023 versus 2022

Wizards of the Coast and Digital Gaming segment operating profit decreased $12.6 million to $525.7 million in 2023, compared to $538.3 million in 2022. Operating profit margin decreased to 36.1% in 2023 from 40.6% in 2022.

The decrease in segment operating profit in 2023 was driven primarily by higher tabletop gaming product costs including higher inventory obsolescence charges, higher royalty expenses attributable the *Lord of the Rings: Tales of Middle-earth and Magic: The Gathering - Doctor Who* releases, higher product development costs as the Company continues to invest in Wizards of the Coast and Digital Gaming initiatives, as well as higher administrative expenses including costs to attract and retain talent and higher marketing and sales expenses in support of D&D Beyond and the Wizards of the Coast MagicCon event series. These impacts to operating profit were partially offset by a favorable mix of digital gaming product sales driven by *Baldur's Gate 3* and certain other licensed digital gaming products including *Monopoly Go!*.

2022 versus 2021

Wizards of the Coast and Digital Gaming segment operating profit decreased $8.7 million to $538.3 million in 2022, compared to $547.0 million in 2021. Operating profit margin was 40.6% in 2022 compared to 42.5% in 2021.

The decrease in segment operating profit in 2022 was the result of higher inventory costs and higher product development costs in support of the Company's tabletop and digital gaming initiatives and talent to support long-term growth within the segment, as well as higher royalty expense due to the growth of *MAGIC: THE GATHERING UNIVERSES BEYOND*. These increases were partially offset by lower administrative expenses, including lower incentive compensation expenses and lower advertising expense and depreciation costs compared to 2021, where the Company incurred higher costs associated with the launch of the mobile version of *Magic: The Gathering Arena and Dungeons & Dragons: Dark Alliance.*

Entertainment Segment

2023 versus 2022

The Entertainment segment operating loss was $1.9 billion, compared to operating profit of $22.7 million, or 2.4% of segment net revenues in 2022.

Entertainment segment operating losses in 2023 were driven primarily by a non-cash goodwill impairment charge of $960.0 million, reflecting a reduced long-term forecast due to lower profitability of PJ MASKS as described below, and a change in outlook for our owned and operated production efforts that shifted the Entertainment strategy to an asset lite and partner led model, a loss on disposal of business of $539.0 million related to the sale of the eOne Film and TV business not directly supporting the Company's Entertainment Strategy, a non-cash goodwill impairment charge of $231.2 million related to the goodwill impairment of the Company's Film & TV reporting unit, due to the expected economic impact of industry factors, as well as asset impairment charges of $65.0 million related to the Company's definite-lived intangible eOne Trademark. In addition to these charges, the Company recorded a $51.0 million intangible asset impairment charge related to the impairment of the Company's definite-lived PJ MASKS intangible asset due to challenging retail conditions and competitive market conditions leading to a reduction in brand profitability, and $19.4 million of intangible amortization costs recorded throughout 2023, related to certain intangible assets acquired in the eOne Acquisition. In addition to these charges, Entertainment segment operating losses were attributable to lower segment net revenues, due primarily to the impact of the writers' and actors' strikes mentioned above, which disrupted the number and timing of planned program productions and deliveries in 2023 compared to 2022, and higher program amortization costs due to production asset impairment charges associated with *Dungeons & Dragons: Honor Among Thieves and* other cancelled projects, due to the Company's go-forward brand strategy. These increases were partially offset by lower operating expenses as a result of the exit of certain non-core businesses during the fourth quarter of 2022 and lower royalty expenses within the Company's film and TV business due to the volume and mix of content delivered during 2023, compared to 2022.

2022 versus 2021

Entertainment segment operating profit was $22.7 million, or 2.4% of segment net revenues in 2022, compared to operating losses of $91.8 million, or 8.0% of segment net revenues in 2021.

The improved operating results in 2022 were driven primarily by the non-cash impairment charge of $108.8 million in 2021 associated with the sale of eOne Music, the allocation of $37.7 million of intangible asset amortization costs to the Consumer Products segment during 2022, as well as lower royalty expenses and lower advertising expense attributable to the lower number of film releases compared to 2021. These impacts to segment operating results were partially offset by a loss on disposal of assets of $22.1 million and asset impairment charges of $4.1 million related to the exit of certain non-core businesses, the impact of the sale of the eOne Music business during 2021 described above and higher program amortization costs in proportion to entertainment revenues related to the mix of programming delivered in 2022.

Corporate and Other Segment

In the Corporate and Other segment, the operating losses were $88.3 million in 2023 compared to operating losses of $370.6 million in 2022 and operating losses of $93.3 million in 2021.

Improved operating results in 2023 reflects lower administrative expenses, including lower compensation costs associated with headcount reductions, partially offset by Operational Excellence program related consultant and transformation office expenses of $35.3 million, severance and other employee charges of $34.2 million, and charges of $35.1 million associated with the non-core eOne Film and TV business sale process as well as higher marketing and sales costs compared to 2022.

In the Corporate and Other segment, the operating losses were $370.6 million in 2022 compared to operating losses of $93.3 million in 2021.

The Corporate and Other segment operating losses during 2022 were primarily related to impairment charges of $281.0 million related to the Company's Power Rangers intangible asset, severance charges of $94.1 million and transformation office and consultant fees of $12.3 million associated with Company's restructuring actions and operational excellence program related cost-savings initiatives, as well as $14.6 million of expense associated with retention awards granted in connection with the eOne acquisition. These operating loss increases were partially offset by lower incentive compensation, royalty expenses and lower advertising costs.

OPERATING COSTS AND EXPENSES

The Company's operating expenses, stated as percentages of net revenues, are illustrated below for the fiscal years ended December 31, 2023, December 25, 2022 and December 26, 2021:

	2023	2022	2021
Cost of sales	34.1 %	32.6 %	30.0 %
Program cost amortization	9.0	9.5	9.8
Royalties	8.6	8.4	9.7
Product development	6.1	5.3	4.9
Advertising	7.2	6.6	7.9
Amortization of intangibles	1.7	1.8	1.8
Impairment of goodwill	23.8	—	—
Loss on disposal	10.8	0.4	1.7
Selling, distribution and administration	29.6	28.4	22.3

Operating expenses for 2023, 2022 and 2021 include benefits and expenses related to the following events:

2023

- During 2023 the Company recorded non-cash Goodwill and Asset impairment charges of $1.3 billion incurred within the Entertainment segment consisting of the following:
  - Charges of $296.2 million recorded during the second quarter as a result of the Company's impairment review of its Film and TV reporting unit, consisting of a non-cash goodwill impairment charge of $231.2 million recorded in Impairment of goodwill and intangible asset impairment charges of $65.0 million related to the Company's definite-lived intangible eOne Trademark, recorded within Selling, distribution and administration.
  - A non-cash goodwill impairment charge of $960.0 million recorded in Impairment of goodwill during the fourth quarter of 2023, as a result of the Company's impairment review of its Family Brands reporting unit.
  - An impairment charge of $51.0 million related to the impairment of the Company's definite-lived PJ MASKS intangible asset.
- During 2023 in association with actions taken following the Company's strategic review and subsequent strategy shift to focus on fewer, bigger brands, the Company incurred $574.1 million of Blueprint 2.0 implementation charges, consisting of:
  - A Loss on disposal of business of $539.0 million related to the sale of the Company's non-core eOne Film and TV business recorded in Loss on disposal within the Entertainment segment, executed during the fourth quarter; and,
  - Charges of $35.1 million associated with the eOne Film & TV business sale process recorded in Selling, distribution and administration expense within the Corporate and Other segment.

- During 2023 in association with the Company's Operational Excellence program the Company recorded charges of $69.5 million consisting of consultant and transformation office expenses of $35.3 million and severance and other employee charges of $34.2 million included within Selling, distribution and administration within Corporate and Other.

- During 2023, the Company incurred charges of $62.6 million of intangible amortization costs related to certain intangible assets acquired in the eOne Acquisition. These expenses are allocated between the Consumer Products and Entertainment segments, to match the revenue generated from such intangible assets.

- During 2023, the Company incurred charges of $1.9 million of stock based compensation expense associated with retention awards granted in connection with the eOne Acquisition. These expenses were incurred during the first quarter of 2023 and are included within Selling, distribution and administration within the Corporate and Other segment.

2022

- During 2022, in association with actions taken following the Company's strategic review and subsequent Blueprint 2.0 strategy shift to focus on fewer, bigger brands, the Company incurred:

  - Asset impairments and charges of $300.3 million of which $281.0 relates to the partial impairment of the Company's definite-lived Power Rangers intangible asset recorded in Selling, distribution and administration within the Corporate and Other segment, $14.9 million of incurred incremental asset charges recorded within Cost of sales related to product cancellations, consisting of inventory and asset write offs within the Consumer Products segment, and $4.4 million of strategy related asset impairments recorded within Program cost amortization, due to the cancellation of certain projects within the Entertainment segment; and

  - Charges of $22.1 million comprised of a non-cash goodwill impairment loss of $11.8 million and other asset impairments of $10.3 million related to the exit of non-core businesses within the Entertainment segment, included in Loss on disposal of business.

- In support of the Company's strategic shift, Hasbro announced an Operational Excellence program. In association with this program the Company incurred:

  - Severance and other employee charges of $94.1 million associated with cost-savings initiatives across the Company, included within Selling, distribution and administration; and

  - Program related consultant fees and transformation office expenses of $12.3 million included within Selling, distribution and administration.

- During 2022, the Company incurred incremental intangible amortization costs of $71.4 million related to the intangible assets acquired in the eOne acquisition allocated between the Consumer Products and Entertainment segments, to match the revenue generated from such intangible assets.

- During 2022, the Company incurred $14.6 million of stock based compensation expense associated with retention awards granted in connection with the eOne acquisition. These expenses are included within Selling, distribution and administration within the Corporate and Other segment.

- During 2021, in association with the sale of the eOne Music business, the Company incurred a loss of $118.3 million comprised of a goodwill impairment charge of $108.8 million included within Loss on disposal of business, and transaction costs of $9.5 million included within Selling, distribution and administration.

- During 2021, the Company incurred incremental intangible amortization costs of $85.0 million related to the intangible assets acquired in the eOne acquisition.

- During 2021, the Company incurred $20.9 million of stock based compensation expense associated with the accelerated vesting of certain equity awards as a result of the passing of its former CEO included within Selling, distribution and administration.

- During 2021, in association with the Company's acquisition of eOne, the Company incurred stock based compensation expense of $7.7 million for acquisition related equity grants, included within Selling, distribution and administration.

Cost of Sales

Cost of sales primarily consists of purchased materials, labor, manufacturing overhead and other inventory-related costs such as obsolescence. Cost of sales decreased 11% to $1,706.0 million, or 34.1% of net revenues, for the year ended December 31, 2023 compared to $1,911.8 million, or 32.6% of net revenues, for the year ended December 25, 2022. In 2023, the cost of sales decrease was driven by lower sales volumes, primarily in North America and Europe, and to a lesser extent Asia Pacific markets during 2023, and lower product input costs, most notably within the Consumer Products segment as well as cost savings realized from the Company's Operational Excellence Program combined with the impact of the exit of certain non-core business. These decreases were partially offset by higher closeout sales during 2023 compared to 2022. As a percent of net revenues, the cost of sales increase was primarily the result of higher inventory obsolescence charges, primarily within the Consumer Products segment, partially offset by the mix of net revenues during 2023 compared to 2022.

In 2022, Cost of sales decreased 1% to $1,911.8 million, or 32.6% of net revenues, for the year ended December 25, 2022 compared to $1,927.5 million, or 30.0% of net revenues, for the year ended December 26, 2021. The cost of sales decrease in dollars was driven by lower sales volumes, primarily within the Consumer Products segment during 2022 compared to 2021. These decreases were partially offset by cost of sales increases within the Wizards of the Coast and Digital Gaming segment, reflecting higher tabletop gaming sales during 2022. The cost of sales increase as a percent of net revenues was the result of higher product input costs including higher material costs and higher inventory obsolescence, sales allowances and closeout charges to address excess inventory, most notably within Europe and the U.S., partially offset by the benefit of implemented price increases and lower freight costs.

Program Cost Amortization

Program cost amortization totaled $448.9 million, or 9.0% of net revenues in 2023, compared to $555.5 million, or 9.5% of net revenues in 2022 and $628.6 million, or 9.8% of net revenues, in 2021. The majority of the Company's program costs are capitalized as incurred and amortized using the individual-film-forecast method. The Company also utilizes the percentage of completion methodology, primarily related to unscripted content. Program cost amortization reflects both the phasing of revenues associated with films and television programming, as well as the type of content being produced and distributed. The program cost amortization decrease during 2023 reflects the impact of the writers' and actors' strikes during 2023, which disrupted the number and timing of planned productions and led to reduced deliveries during the year, in addition to an overall slowdown in production activity due to the sale of the eOne Film and TV business unit late in the fourth quarter of 2023. This decrease was partially offset by higher program cost amortization due to production asset impairment charges of $38.1 million associated with *Dungeons & Dragons: Honor Among Thieves*, recorded during the second quarter of 2023 and higher program amortization costs attributable to certain other cancelled projects as a result of the Company's go-forward brand strategy.

The Program cost amortization decrease during 2022 was driven by the volume and mix of programming revenues compared to 2021, partially offset by $4.1 million of asset impairment charges recorded during 2022, related to discontinued projects associated with the exit of non-core business within the Entertainment segment.

Royalty Expense

Royalty expense of $428.3 million, or 8.6% of net revenues, in 2023 compared to $493.0 million, or 8.4% of net revenues, in 2022 and $620.4 million, or 9.7% of net revenues, in 2021. Fluctuations in royalty expense generally relate to the volume of entertainment-driven products sold in a given period, especially if the Company is selling product tied to one or more major motion picture releases in the period. Product lines related to Hasbro-owned or controlled brands supported by entertainment generally do not incur the same level of royalty expense as licensed properties, particularly products for STAR WARS and MARVEL properties and certain other licensed properties which carry higher royalty rates than other licensed properties. In 2023, the decrease in royalty expense was primarily due to lower sales of certain Partner Brands products which carry higher royalty rates, driven in part by the exit of certain license agreements in December 2022, combined with lower royalty expense associated with the eOne Film & TV business as a result of the slowdown in production activity described above. These decreases to royalty expense were partially offset by the impact of royalty rates associated with the 2023 card set releases, *Lord of the Rings: Tales of Middle-Earth and Doctor Who*.

In 2022, the decrease in Royalty expense was driven by lower sales of certain Partner Brands products which carry higher royalty rates and a change in product mix within the Consumer Products segment, and to a lesser extent, the mix of entertainment deliveries in 2022 reflecting lower film deliveries compared to 2021. In addition, lower royalty expense in 2022 reflects the impact of the sale of eOne Music during 2021 and the expiration of certain licensing agreements acquired through the eOne acquisition, resulting in lower royalty expenses compared to prior periods. See note 20 to the Company's consolidated financial statements in Part II, Item 8. *Financial Statements*, of this Form 10-K for information on the Company's future royalty commitments as of December 31, 2023.

Product Development

Product development expense in 2023 totaled $306.9 million, or 6.1% of net revenues, compared to $307.9 million, or 5.3% of net revenues, in 2022 and $315.7 million, or 4.9% of net revenues, in 2021. Product development expenditures reflect the Company's investment in innovation and anticipated growth across our brand portfolio. In 2023 product development expense was consistent in dollars compared to 2022 and higher as a percent of net revenues reflecting the Company's continued investments and costs to support the Wizards of the Coast tabletop and digital gaming initiatives, partially offset by lower personnel costs with the Consumer Products segment.

The decrease in 2022 Product development expense in dollars compared to 2021 was driven by lower spending in line with the Company's global cost savings initiatives partially offset by higher spending in the Wizards of the Coast and Digital Gaming segment in support of the Company's core initiatives.

Advertising Expense

Advertising expense in 2023 totaled $358.4 million, or 7.2% of net revenues, compared to $387.3 million or 6.6% of net revenues in 2022 and $506.6 million or 7.9% in 2021. The level of the Company's advertising expense is generally impacted by revenue mix, the amount and type of theatrical releases and television programming delivered. The advertising expense decrease during 2023 was driven by lower expense within the Consumer Products segment, due to the volume and mix of product sales and timing of advertising expenditures during 2023, partially offset by higher expense within the Entertainment and Wizards of the

Coast and Digital Gaming segments, in support of the theatrical release of *Dungeons & Dragons: Honor Among Thieves* and advertising costs associated with D&D Beyond, acquired during the second quarter of 2022.

The Advertising expense decrease during 2022 was driven by lower expense within the Consumer Products segment, reflecting the implementation of the Company's strategic shift to focus on fewer, bigger brands and lower advertising expense in the Entertainment segment related to the sale of the eOne Music business and a shift in the type of entertainment releases delivered in 2022. In 2021, higher advertising expense was driven by support for the September 2021 release of *My Little Pony: A New Generation* and within the Wizards of the Coast and Digital Gaming segment, expense in support of the 2021 launch of the mobile version of *Magic: The Gathering Arena and Dungeons & Dragons: Dark Alliance*, with no comparable releases in 2022.

Amortization of Intangible Assets

Amortization of intangible assets decreased to $83.0 million, or 1.7% of net revenues, in 2023 compared to $105.3 million, or 1.8% of net revenues, in 2022 and $116.8 million, or 1.8% of net revenues in 2021. The decrease in 2023 reflects the discontinuation of amortization expense associated with intangible assets included with the sale of the eOne Film and TV business to Lionsgate, lower expense due to the impairment of the Company's definite-lived intangible asset, eOne Trademark during the second quarter of 2023, lower expense due to the partial impairment of the Company's definite-lived Power Rangers intangible assets during the fourth quarter of 2022, as well as lower expense due to certain classic gaming properties becoming fully amortized during the first quarter of 2023. These decreases were partially offset by additional expense associated with assets acquired through the D&D Beyond Acquisition during the second quarter of 2022.

The decrease in 2022 was the result of the discontinuation of amortization related to the eOne Music intangible assets following the sale of eOne Music during 2021. This decline was partially offset by additional expense associated with assets acquired through the D&D Beyond acquisition during 2022.

Impairment of Goodwill

In 2023, Impairment of goodwill of $1,191.2 million, or 23.8% of net revenues represents non-cash impairment charges of $960.0 million associated with the Company's Family Brands reporting unit recorded during the fourth quarter of 2023, reflecting a reduced long-term forecast due to lower profitability of PJ MASKS, and a change in outlook for the Company's owned and operated production efforts that shifted the Entertainment strategy to an asset lite and partner led model. In addition, $231.2 million of goodwill impairment charges recorded during the second quarter of 2023, related to the goodwill impairment of the Company's Film & TV reporting unit, due to the expected economic impact of industry factors. These charges were recorded within the Entertainment segment. See note 6 to the consolidated financial statements, included in Part II, Item 8. *Financial Statements*, of this Form 10-K for additional information on impairment of goodwill.

Loss on Disposal of Business

In 2023, the Loss on disposal of business of $539.0 million, or 10.8% of net revenues represents non-cash impairment charges and foreign currency translation losses reclassified from accumulated other comprehensive losses to current earnings, associated with the sale of the Company's non-core eOne Film and TV business within the Entertainment segment. In 2022, the loss on disposal of business of $22.1 million, or 0.4% of net revenues represents non-cash impairment charges associated with the exit of certain non-core businesses within the Entertainment segment. The Loss on disposal of business of $108.8 million, or 1.7% of net revenues, represents a non-cash impairment charge associated with the disposition of eOne Music during 2021. See note 3 to the consolidated financial statements, included in Part II, Item 8. *Financial Statements*, of this Form 10-K for additional information on the sale of the eOne Film and TV business.

In 2022, the Loss on disposal of business of $22.1 million, or 0.4% of net revenues represents non-cash impairment charges associated with the exit of certain non-core businesses within the Entertainment segment. The Loss on disposal of business of $108.8 million, or 1.7% of net revenues, represents a non-cash impairment charge associated with the disposition of eOne Music during 2021.

Selling, Distribution and Administration Expenses

Selling, distribution and administration expenses decreased to $1,480.4 million, or 29.6% of net revenues in 2023, from $1,666.1 million, or 28.4% of net revenues, in 2022. In 2021, Selling, distribution and administration expenses were $1,432.7 million, or 22.3% of net revenues in 2021. In 2023, the decline in Selling, distribution and administration expense was driven by lower compensation expense associated with workforce reductions, lower costs for professional services and lower freight and warehousing expenses as a result of lower shipments during 2023. Additionally, Selling, distribution and administration expense in 2023 included $116.0 million of intangible asset impairment charges as compared to $281.0 million of intangible asset impairment charges in 2022. 2023 intangible asset impairment charges consist of $65.0 million related to the Company's definite-lived intangible eOne Trademark and $51.0 million related to the Company's PJ MASKS intangible asset, charges of $69.5 million associated with the Company's Operational Excellence program consisting of $35.3 million of consultant and transformation office charges and $34.2 million of severance and other employee charges, as well as charges totaling $35.1 million incurred by the Company associated with the process to sell the eOne Film and TV business. In addition, higher marketing and sales costs, most notably within the Wizards of the Coast and Digital Gaming segment in support of digital gaming and location based entertainment initiatives.

In 2022, Selling, distribution and administration expense reflects lower incentive compensation expense, lower depreciation expense within the Wizards of the Coast business, most notably due to the release of *Dungeons & Dragons: Dark Alliance* in 2021, with no comparable releases in 2022 and lower shipping costs due to global supply chain improvements during the year. These decreases were wholly offset by the impairment charges and severance and other charges associated with the Company's strategic review noted previously, and higher warehousing expenses, primarily in the Consumer Products segment and, to a lesser extent, the Wizards of the Coast and Digital Gaming segment, as a result of higher inventory levels for the year ended December 25, 2022.

NON-OPERATING EXPENSE (INCOME)

Interest Expense

Interest expense totaled $186.3 million in 2023 compared to $171.0 million in 2022 and $179.7 million in 2021. The increase in interest expense during 2023 primarily reflects higher interest rates in 2023 related to interest payments for the Company's variable-rate Five-Year term loan, which was retired late in the fourth quarter of 2023, using proceeds from the sale of the eOne Film and TV business. In addition, higher interest expense associated with borrowings from the Company's production financing credit facilities contributed to the increase. The Company's remaining senior revolving credit facility dedicated to production financing and all individual production loans were assumed by Lionsgate effective upon the closing of the sale of eOne Film and TV in the fourth quarter of 2023. The decrease in 2022 compared to 2021 primarily reflects long-term debt repayments made throughout 2021, primarily related to borrowings utilized for the eOne acquisition, partially offset by higher interest expense related to borrowings from the Company's production financing credit facilities. For more information on the Company's long-term debt and production financing facilities see notes 9 and 11 to the consolidated financial statements included in Part II, Item 8. *Financial Statements*, of this Form 10-K.

Interest Income

Interest income was $23.0 million in 2023 compared to $11.8 million in 2022 and $5.4 million in 2021. Higher interest income in 2023 primarily reflects higher average interest rates and higher interest income on income tax recoveries received in 2023 compared to 2022. Higher interest income in 2022 compared to 2021 is primarily the result of higher average interest rates in 2022 compared to 2021.

Other Expense (Income), Net

Other expense (income), net was $7.0 million, $(13.0) million and $7.1 million in 2023, 2022 and 2021, respectively. The following table outlines major contributors to other expense (income), net, expressed in millions of dollars.

	2023	2022	2021
Earnings from Discovery Family Channel	(10.9)	(8.1)	(20.8)
Discovery Family Channel impairment	1.3	—	74.1
Impairment of right-of-use asset	2.7	—	—
Foreign currency losses (gains)	13.3	(5.3)	(5.1)
Legal settlement	—	—	(26.7)
Discovery Family Channel option	—	—	(20.1)
Other	0.6	0.4	5.7
	$ 7.0	(13.0)	7.1

- Earnings from the Discovery joint venture are comprised of the Company's share in the results of the Discovery Family Channel (the "Network").

- During 2023, the Company recorded an impairment loss of $1.3 million related to its investment in Discovery Family Channel due to lower expected future returns. During 2021, the Company recorded an impairment loss of $74.1 million related to its investment in Discovery Family Channel. The Network projected a significant decline in affiliate revenue in 2021, driven by changes in the cable distribution industry due to a decline in linear subscribers. There were no comparable losses during 2022.

- During 2023, the Company exited a lease agreement associated with the eOne Film and TV business sold to Lionsgate during the fourth quarter of 2023, resulting in a $2.7 million impairment loss recorded on the right-of-use asset during the second quarter.

- Foreign currency losses (gains) losses reflect fluctuations of foreign currency translation across the Company's international markets against the U.S. dollar. During 2023, the Company incurred $3.9 million of expense associated with the remittance of cash from Argentina to the U.S. The Central Bank of Argentina maintains currency controls that limit access to U.S. dollars in Argentina. The execution of certain trades, known as Blue Chip Swap transactions, which effectively result in a parallel U.S. dollar exchange rate, resulted in a $3.9 million loss during 2023.

- During the 2021, the Company realized a gain of $26.7 million from a legal settlement related to a historical eOne dispute.

- In relation to the Discovery joint venture, Hasbro and Discovery have a put/call option on the share of the Discovery Family Channel. The option's fair value is periodically re-measured and in 2021, as a result of the Discovery Family Channel impairment, the adjustment of the option's fair value resulted in a $20.1 million gain. There were no material fair value changes to the put/call option in 2023 or 2022.

INCOME TAXES

Income tax benefit totaled 12.9% of pre-tax loss in 2023 compared with income tax expense on pre-tax earnings of 22.4% in 2022 and 25.2% in 2021. Our effective tax rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions. It is also affected by discrete items that may occur in any given year but are not consistent from year to year. Fiscal year 2023 includes discrete items related to (i) impairment of goodwill in our Family Brands business segment of $960.0 million with no tax benefit and (ii) impairment of goodwill in the Film and TV reporting unit of $231.2 million with no tax benefit. Exclusive of the goodwill impairments, the Company recorded a net discrete tax benefit of $278.7 million. This benefit is primarily related to two items. First, the Company recognized tax benefits of $124.0 million associated with the impairment of trade names in our Film and TV reporting unit, as well as loss on assets held for sale. Second, during 2023, the Company concluded its discussions with the tax authorities in Switzerland as to the application of the grandfathering rules related to 2020 Swiss Tax Reform. This resulted in the recording of a deferred tax asset of $135.6 million related to tax intangibles that will be amortized over time and result in a future cash tax benefit. This treatment applies starting in 2021.

Income tax expense for 2022 includes a net discrete benefit primarily related to: (i) favorable return to provision adjustments; offset by (ii) a discrete expense recording a valuation allowance against net deferred tax assets due to Russia's on-going conflict with Ukraine.

Income tax expense for 2021 includes a net discrete expense primarily related to: (i) a non-deductible impairment charge from the sale of eOne Music; and (ii) the remeasurement of UK net deferred tax liability as a result of the United Kingdom's enactment of Finance Act 2021; offset by (iii) a benefit from the release of uncertain tax positions resulting from a change in management judgement and (iv) discrete tax planning benefits.

Subsequent to the United States passing the Tax Cuts and Jobs Act ("the Tax Act"), the Company has greater flexibility to manage cash globally. The Company intends to repatriate the accumulated foreign earnings as needed from time to time. The Company still has significant cash needs outside the United States and continues to consistently monitor and analyze its global working capital and cash requirements. As of 2023, we have recorded $3.2 million of foreign withholding and U.S. state income tax liability. The Company will continue to record additional tax effects, if any, in the period that the on-going distribution analysis is completed and is able to make reasonable estimates.

Tax laws are regularly being re-examined and evaluated globally. Recently, the Organization for Economic Co-operation and Development (OECD) has a framework to implement a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar 2). Certain aspects of Pillar 2 are effective January 1, 2024, and other aspects are effective January 1, 2025. Many non-US tax jurisdictions have either (i) enacted legislation to adopt certain components of Pillar 2 beginning in 2024 (including the European Union Member States) with delayed adoption of other components; or (ii) announced their plans to enact legislation in future years. We continue to evaluate the impacts of enacted and pending legislation related to Pillar 2 in our non-US tax jurisdictions.

NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In September 2022, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2022-04, *Liabilities – Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations*. This ASU requires a buyer in a supplier finance program to disclose qualitative and quantitative information about the program including the program's nature, activity during the period, changes from period to period and potential magnitude. ASU 2022-04 is effective for annual periods beginning after December 15, 2022 and interim periods within those annual periods. A rollforward of obligations during the annual period, including the amount of obligations confirmed and obligations subsequently paid, is effective for annual periods beginning after December 15, 2023 with early adoption permitted. This ASU should be applied retrospectively to each period in which a balance sheet is presented. We adopted provisions of this ASU in 2023, with the exception of the amendment on rollforward information, which will be adopted for annual periods beginning after December 15, 2023. Adoption of the new standard did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.* The amendments in this update enhance disclosures for significant segment expenses for all public entities required to report segment information in accordance with ASC 280. The standard did not change the definition of a segment, the method for determining segments or the criteria for aggregating operating segments into reportable segments. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Retrospective adoption is required for all prior periods presented in the financial statements. We are assessing the impact of this ASU and upon adoption expect that any impact would be limited to additional segment expense disclosures in the footnotes to our Consolidated Financial Statements. We expect to adopt the standard beginning with our 2024 Form 10-K.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements in Income Tax Disclosures*. The amendments in this update enhance the transparency and decision usefulness of income tax disclosures. This amendment requires public companies to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, under the amendment entities are required to disclose the amount of income taxes paid disaggregated by federal, state and foreign taxes, as well as disaggregated by material individual jurisdictions. Finally, the amendment requires entities to disclose income from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense from continuing operations disaggregated by federal, state and foreign. The new rules are effective for annual periods beginning after December 15, 2024. We are currently assessing the impact of this ASU on our consolidated financial statements.

The Company's significant accounting policies are summarized in note 1 to the consolidated financial statements included in Part II, Item 8. *Financial Statements,* of this Form 10-K.

OTHER INFORMATION

Russian Sanctions

As a result of the military conflict in Ukraine, which has led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, the Company paused all shipments and new content distribution into Russia. The impact to the Company's operating results includes a loss of both revenue and operating profit, as well as a tax charge associated with recording a valuation allowance against local deferred tax assets. As of December 25, 2022, the Company has exhausted all locally held inventories, recovered all receivables and released all reserves in Russia.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically generated a significant amount of cash from operations. In 2023, the Company primarily funded its operations and liquidity needs through cash on hand and from cash flows from operations, commercial paper, and when needed, used borrowings under its available lines of credit. In addition, the Company's Entertainment operating segment used production financing to fund certain of its television and film productions which are typically arranged on an individual production basis by using either the Company's senior revolving film and television production credit facility or through special purpose production subsidiaries. The senior revolving credit facility dedicated to production financing and individual production loans were assumed by Lionsgate effective upon the closing of the sale of eOne Film and TV in the fourth quarter of 2023. For more information on the Company's production financing facilities, see notes 3, 9 and 11 to the consolidated financial statements included in Part II, Item 8. *Financial Statements,* of this Form 10-K.

During 2024, the Company expects to continue to fund its working capital needs primarily through available cash, cash flows from operations and, if needed, by issuing commercial paper or borrowing under its revolving credit agreement. The Company believes that the funds available to it, including cash expected to be generated from operations, funds available through its commercial paper program or its

available lines of credit, are adequate to meet its working capital needs for 2024, including the repayment of the current portion of long-term debt of $500.0 million, as shown on the Consolidated Balance Sheets which represents the Company's 3% fixed-rate notes due in November 2024. The Company may also issue debt or equity securities from time to time, to provide additional sources of liquidity when pursuing opportunities to enhance our long-term competitive position, while maintaining a strong balance sheet. However, unexpected events or circumstances such as material operating losses or increased capital or other expenditures, or the inability to otherwise access the commercial paper market, may reduce or eliminate the availability of external financial resources. In addition, significant disruptions to credit markets may also reduce or eliminate the availability of external financial resources. Although the Company believes the risk of nonperformance by the counterparties to its financial facilities is not significant, in times of severe economic downturn in the credit markets, it is possible that one or more sources of external financing may be unable or unwilling to provide funding to the Company.

As of December 31, 2023, the Company's cash and cash equivalents totaled $545.4 million. Prior to 2017, deferred income taxes had not been provided on the majority of undistributed earnings of international subsidiaries as such earnings were indefinitely reinvested by the Company. Accordingly, such international cash balances were not available to fund cash requirements in the United States unless the Company was to change its reinvestment policy. The Company has maintained sufficient sources of cash in the United States to fund cash requirements without the need to repatriate any funds. The Tax Act provided significant changes to the U.S. tax system including the elimination of the ability to defer U.S. income tax on unrepatriated earnings by imposing a one-time mandatory deemed repatriation tax on undistributed foreign earnings. As of December 31, 2023, the Company had a total liability of $103.3 million related to this tax, $45.9 million is reflected in current liabilities and represents the Company's 2024 payment while the remaining long-term payable related to the Tax Act of $57.4 million, which represents the Company's final interest free installment due in 2025, is presented within Other liabilities, non-current on the Consolidated Balance Sheets included in Part II, Item 8. *Financial Statements*, of this Form 10-K. As a result of the Tax Act and associated repatriation tax payments, earnings in foreign jurisdictions are made available with greater investment flexibility. The majority of the Company's cash and cash equivalents held outside of the United States as of December 31, 2023 are denominated in the U.S. dollar.

The table below outlines key financial information pertaining to our Consolidated Balance Sheets including the year-over-year changes, expressed in millions of dollars.

	2023	%	2022	%	2021
Cash and cash equivalents, net of short-term borrowings (including restricted cash of $0.6, $14.5 and $35.8)	$ 545.4	6%	$ 513.1	-50%	$ 1,019.2
Accounts receivable, net	1,029.3	-9%	1,132.4	-25%	1,500.4
Inventories	332.0	-51%	676.8	23%	552.1
Prepaid expenses and other current assets	416.9	-38%	676.8	3%	656.4
Other assets	862.0	-46%	1,589.3	23%	1,297.0
Accounts payable and accrued liabilities	1,556.4	-20%	1,934.1	-14%	2,255.0
Other liabilities	431.7	-19%	533.1	-21%	670.7

Accounts receivable, net decreased 9% in 2023 compared to 2022. The decrease in accounts receivable reflects the removal of receivable balances included as part of the sale of the eOne Film and TV business during the fourth quarter of 2023, combined with lower revenues during 2023 compared to 2022. Days sales outstanding increased from 61 days at December 25, 2022 to 73 days at December 31, 2023, reflecting lower revenues and mix of sales during 2023. Accounts receivable, net decreased 25% in 2022 compared to

2021. The decrease in accounts receivable during 2022 was driven by lower sales and improved collections across the majority of the Company's markets during 2022. Days sales outstanding decreased from 68 days at December 26, 2021 to 61 days at December 25, 2022, primarily due to the improved collections described above.

Inventories decreased 51% in 2023 compared to 2022, reflecting enterprise-wide efforts to reduce retail inventory levels while improving the quality of inventory on hand. Inventory management efforts included inventory scrap and obsolescence write-downs for excess or obsolete inventory, most notably in the U.S. and Europe and within the Consumer Products and Wizards of the Coast tabletop gaming businesses, in addition to increases to inventory obsolescence reserves, as the Company looks toward 2024. Inventories increased 23% in 2022 compared to 2021, primarily reflecting accelerated inventory purchases attributable to the Company's Consumer Products and Wizards of the Coast businesses, to mitigate the impact of certain global supply chain challenges. However, as global supply chain constraints began to subside in 2022, the Company experienced lower than anticipated Consumer Products sales, resulting in higher inventory levels.

Prepaid expenses and other current assets decreased 38% in 2023 compared to 2022, driven primarily by lower accrued income balances and lower accrued tax credits for film and television production costs attributable to the eOne Film and TV business, sold during the fourth quarter of 2023. These decreases were partially offset by higher accrued royalty and licensing balances and higher prepaid income tax balances reflecting the reclassification of the Company's 2023 transition tax liability installment payment due in April 2024, which is increasing to $45.9 million, from $34.4 million paid in 2023. In 2022, prepaid expenses and other current assets increased 3% driven by higher accrued royalty and licensing balances, primarily attributable to the Company's Entertainment business as well as the reclassification of certain accrued income balances from long-term to current. These increases were partially offset by lower prepaid royalty balances in relation to the Company's MARVEL, POWER RANGERS and DISNEY PRINCESS royalty agreements, the disposal of certain Entertainment assets in relation to the exit of certain non-core businesses within the Entertainment segment and from lower prepaid income tax balances during 2022.

Other assets decreased 46% in 2023 compared to 2022. The decrease primarily reflects the removal of long-term asset balances as a result of the sale of the eOne Film and TV business including balances for investments in film and television productions, non-current receivables and acquired intangible assets. Lower acquired intangible asset balances also reflects impairment write-downs of the definite-lived intangible eOne Trademark and the definite-lived PJ MASKS intangible asset. In addition, lower balances for the Company's investment in Discovery Family Channel, due to distributions received, contributed to the decrease in other assets during 2023. These decreases were partially offset by higher deferred tax balances as a result of a certain tax basis increase. Other assets increased 23% in 2022 compared to 2021. The increase was primarily driven by higher deferred tax balances, higher investments in film and television productions and higher non-current receivable balances within the Entertainment segment. These increases were partially offset by a lower balance for the Company's investment in Discovery Family Channel, due to distributions received during 2022.

Accounts payable and accrued liabilities decreased 20% in 2023 compared to 2022. The decrease was driven by lower accounts payable and accrued liability balances attributable to the eOne Film and TV business sold during the fourth quarter of 2023, including accrued participations, accrued expenses in relation to investments in film and television content and productions, and certain accounts payable balances that were included with the sale. In addition, the decrease to Accounts payable and accrued liabilities was driven by lower accounts payable balances associated with the Company's global cost savings initiatives and the timing of payments. These decreases were partially offset by higher accrued royalty balances associated with the Company's digital gaming business, higher accrued income tax balances and higher incentive bonus accrual balances. Accounts payable and accrued liabilities decreased 14% in 2022 compared to 2021. The drivers of the decrease include lower accounts payable balances associated with the Company's global cost savings initiatives and the timing of payments in

2022, lower incentive bonus accruals, lower accrued royalty balances as a result of partner brand product sales declines, lower accrued freight balances due to improving supply chain conditions within certain markets, as well as the disposal of certain Entertainment liabilities in relation to the exit of non-core businesses within the Entertainment segment. These decreases were partially offset by higher severance accrual balances related to certain cost savings initiatives mentioned above.

Other liabilities decreased 19% in 2023 compared to 2022 reflecting lower lease liability balances and lower long-term deferred income tax balances associated with the eOne Film and TV business sold during the fourth quarter of 2023. In addition, the decrease in Other liabilities was driven by a lower transition tax liability balance reflecting the reclassification of the 2023 installment payment due April 2024, and lower long-term deferred tax balances reflecting the amortization of deferred tax liabilities attributable to legacy Hasbro businesses. These decreases were partially offset by a higher long-term lease liability balance attributable to a lease entered during the first nine months of 2023 in support of the Wizards of the Coast and Digital Gaming segment. Other liabilities decreased 21% in 2022 compared to 2021. The decrease was driven by a lower transition tax liability balance reflecting the reclassification of the 2022 installment payment due April 2023, lower long-term lease liability balances, lower deferred tax balances reflecting the amortization of certain deferred tax liabilities and the impact of foreign exchange revaluation, primarily related to the British Pound. These decreases were partially offset by an increase to the liability for uncertain tax positions, primarily related to the capitalization of research and experimentation expenditures.

Cash Flow

The following table summarizes the changes in the consolidated statement of cash flows included in Part II, Item 8. *Financial Statements*, of this Form 10-K, expressed in millions of dollars, for each of the years ended December 31, 2023, December 25, 2022 and December 26, 2021.

	2023	2022	2021
Net cash provided by (used in):			
Operating Activities	$ 725.6	$ 372.9	$ 817.9
Investing Activities	117.6	(313.0)	242.0
Financing Activities	(818.1)	(553.3)	(1,459.8)

In 2023, 2022 and 2021, Hasbro generated $725.6 million, $372.9 million and $817.9 million of cash from its operating activities, respectively. Operating cash flows in 2023, 2022 and 2021 included $408.0 million, $767.7 million and $697.3 million, respectively, of cash used for television program and film production. The increase in net cash provided by operating activities during 2023 after adjusting for non-cash items, was attributable to lower working capital requirements, most notably, lower investments in entertainment content and production during 2023. The decrease in net cash provided by operating activities during 2022 reflected higher working capital requirements, including cash utilized for accounts payable and higher spend for television program and film production.

Net cash flows provided by investing activities was $117.6 million in 2023 compared to net cash flows utilized for investing activities of $313.0 million in 2022 and net cash flows provided by investing activities of $242.0 million in 2021. Investing activities in 2023 primarily reflect net proceeds of $329.6 million from the sale of the eOne Film and TV Business. Investing activities in 2022 reflect a cash payment of $146.3 million related to the D&D Beyond Acquisition during the second quarter of 2022. Investing activities in 2021 include net proceeds of $378.5 million, from the sale of eOne Music. The net proceeds received from the sale of the eOne Film & TV Business in 2023 were used to retire the Company's remaining floating rate long-term debt as a continuation of the Company's deleveraging plan and for other general corporate purposes. The D&D Beyond Acquisition during 2022 was funded with cash on hand. The net proceeds received from the sale of eOne Music during 2021 were used for long-term debt repayments and for general corporate purposes. Additions to property, plant and equipment were $209.3 million, $174.2 million and $132.7 million in 2023, 2022 and 2021, respectively. Of these additions, 23% in 2023, 44% in 2022 and 52% in 2021 were for purchases of tools, dies and molds related to the Company's products.

During the fiscal years ended December 31, 2023, December 25, 2022 and December 26, 2021, the depreciation of plant and equipment was $127.7 million, $127.3 million and $163.3 million, respectively. Fluctuations in depreciation of plant and equipment correlate with the percentage of additions to property, plant and equipment relating to tools, dies and molds which have shorter useful lives and accelerated depreciation.

Net cash utilized by financing activities was $818.1 million, $553.3 million, and $1,459.8 million in 2023, 2022 and 2021, respectively.

Net cash utilized for financing activities in 2023 included payments totaling $310.0 million to retire the remaining principal balance of the Company's Five-Year Tranche loan described below, consisting of $60.0 million of quarterly principal amortization payments during the first three months of 2023 and a $250.0 million payment for the remaining principal balance, following the completion of the sale of the eOne Film and TV Business during the fourth quarter of 2023. In addition, cash utilized for financing activities included drawdowns of $118.1 million and repayments of $206.7 million related to production financing loans.

Net cash utilized for financing activities in 2022 included payments totaling $87.5 million toward the Five-Year Tranche loan consisting of a $50.0 million principal and quarterly principal amortization payments of $37.5 million. In addition, cash utilized for financing activities included as drawdowns of $258.6 million and repayments of $231.5 million related to production financing loans and cash payments of $125.0 million to repurchases the Company's Common Stock.

Net cash utilized for financing activities in 2021 included repayment of $300.0 million aggregate principal amount of 3.15% Notes due 2021, during the first quarter; early repayment of $300.0 million aggregate principal of 2.60% Notes due 2022 and related debt extinguishment costs of $9.1 million during the third quarter; payments totaling $480 million related to the $1.0 billion in term loans consisting of $300.0 million for the remaining principal balance of the Three-Year Tranche loans and $150.0 million principal and quarterly principal amortization payments totaling $30 million toward the Five-Year Tranche loan; and drawdowns of $144.0 million and repayments of $140.1 million related to production financing loans.

Dividends paid were $388.0 million in 2023, $385.3 million in 2022 and $374.5 million in 2021 reflecting the Company's quarterly dividend rate increase from $0.68 per share in 2021, to $0.70 per share in 2022 and 2023. Net (repayments) proceeds of short-term borrowings were $(41.6) million, $141.7 million and $(5.6) million in 2023, 2022 and 2021, respectively. The Company generated cash from employee stock option transactions $74.2 million, and $30.6 million in 2022 and 2021, respectively. There were no employee stock options transactions in 2023. The Company paid withholding taxes related to share-based compensation of $16.8 million, $24.0 million and $13.7 million in 2023, 2022 and 2021, respectively.

Sources and Uses of Cash

The Company commits to inventory production, advertising and marketing expenditures in support of its consumer products business, prior to the peak fourth quarter retail selling season. Accounts receivable typically increase during the third and fourth quarters as customers increase their purchases to meet expected consumer demand in the holiday selling season. Due to the concentrated timeframe of this selling period, payments for these accounts receivable are generally not due until the fourth quarter or early in the first quarter of the subsequent year. This timing difference between expenditures and cash collections on accounts receivable sometimes makes it necessary for the Company to borrow amounts during the latter part of the year. In the Company's entertainment business, cash expenditures for productions are often made well in advance of sale and delivery of the content produced whereas trading card and digital gaming revenues have shorter collection periods, but product development expense often occurs years prior to release and revenue generation. During 2023, 2022 and 2021 the Company primarily used cash from operations and, to a lesser extent, borrowings under its commercial paper program in addition to borrowings under its available lines of credit, to fund its working capital.

The Company has an agreement with a group of banks which provides for a commercial paper program (the "Program"). Under the Program, at the request of the Company and subject to market conditions, the banks may either purchase from the Company, or arrange for the sale by the Company, of unsecured commercial paper notes. The Company may issue notes from time to time up to an aggregate principal amount outstanding at any given time of $1.0 billion. The maturities of the notes may vary but may not exceed 397 days. The notes are sold under customary terms in the commercial paper market and are issued at a discount to par, or alternatively, sold at par and bear varying interest rates based on a fixed or floating rate basis. The interest rates vary based on market conditions and the ratings assigned to the notes by the credit rating agencies at the time of issuance. Subject to market conditions, the Company intends to utilize the Program as its primary short-term borrowing facility and does not intend to sell unsecured commercial paper notes in excess of the available amount under the revolving credit agreement discussed below. If, for any reason, the Company is unable to access the commercial paper market, the Company intends to use the revolving credit agreement to meet the Company's short-term liquidity needs. During the second quarter and third quarter of 2023, the Company issued and repaid intra-quarter commercial paper notes under the Program, to meet certain of its short-term liquidity needs. As of December 31, 2023, the Company had no outstanding borrowings related to the Program.

During September 2023, the Company entered into a third amended and restated revolving credit agreement with Bank of America, N.A., as administrative agent, swing line lender and a letter of credit issuer and lender and certain other financial institutions, as lenders thereto (the "Amended Revolving Credit Agreement"), which provides the Company with commitments having a maximum aggregate principal amount of $1.25 billion, effective as of September 5, 2023. The Amended Revolving Credit Agreement also provides for a potential additional incremental commitment increase of up to $500.0 million subject to agreement of the lenders. The Amended Revolving Credit Agreement contains certain financial covenants setting forth leverage and coverage requirements, and certain other limitations typical of an investment grade facility, including with respect to liens, mergers and incurrence of indebtedness. The Amended Revolving Credit Agreement extends through September 5, 2028. The Company was in compliance with all covenants as of December 31, 2023. The Company had no borrowings outstanding under its committed revolving credit facility as of December 31, 2023. However, letters of credit outstanding under this facility as of December 31, 2023 were approximately $4.0 million. Amounts available and unused under the committed line, at December 31, 2023 were approximately $1.2 billion, inclusive of borrowings under the Company's commercial paper program. The Company also has other uncommitted lines from various banks, of which approximately $9.3 million was utilized in the form of letters of credit, at December 31, 2023.

During November 2019, in conjunction with the Company's acquisition of eOne, the Company issued an aggregate of $2.4 billion of senior unsecured debt securities (collectively, the "Notes") consisting of the following tranches: $300 million of notes due 2022 (the "2022 Notes") that bear interest at a fixed rate of 2.60%; $500 million of notes due 2024 (the "2024 Notes") that bear interest at a fixed rate of 3.00%; $675 million of notes due 2026 (the "2026 Notes") that bear interest at a fixed rate of 3.55%; and $900 million of notes due 2029 (the "2029 Notes") that bear interest at a fixed rate of 3.90%. The Company intends to refinance all or a portion of its 2024 Notes during the fourth quarter of 2024. The terms of the Notes are described in note 11 to the consolidated financial statements in Part II, Item 8. *Financial Statements,* of this Form 10-K.

The Company has principal amounts of long-term debt at December 31, 2023 of $3.5 billion due at varying times from 2024 through 2044. Of the total principal amount of long-term debt, $500.0 million is current at December 31, 2023 of which represents the Company's 3% fixed-rate notes due November 2024. See note 11 and note 20 to the Company's consolidated financial statements in Part II, Item 8. *Financial Statements,* of this Form 10-K for additional information on long-term debt and long-term debt interest repayment, respectively.

The Company also has various third-party, inventory and tooling purchase commitments related primarily to the Company's Consumer Products segment which may total approximately $157.3 million in 2024. These payments exclude inventory and tooling purchase liabilities included in Accounts payable or Accrued liabilities on the Consolidated Balance Sheets as of December 31, 2023.

The Company has a supplier finance program which provides participating suppliers the option of receiving payment in advance of an invoice due date, to be paid by certain administering banks, on the basis of invoices that the Company has confirmed as valid and approved. The Company's obligation is to make payment in the invoice amount negotiated with participating suppliers, to the administering banks on the invoice due date. The Company's suppliers are not required to participate in the supplier finance program. The early payment transactions between the Company's supplier and the administering bank are subject to an agreement between those parties, and the Company does not participate in any financial aspect of the agreements between the Company's suppliers and the administering banks. The Company has not pledged any assets to the administering bank under the supplier financing program. The Company or the administering bank may terminate the agreement upon at least 30 days' written notice.

The amount of obligations confirmed under the program that remain unpaid by the Company were $43.3 million, and $76.1 million as of December 31, 2023 and December 25, 2022, respectively. These obligations are presented within Accounts payable in our condensed Consolidated Balance Sheets. The activity related to this programs is reflected within the operating activities section of the Condensed Consolidated Statements of Cash Flows.

Share Repurchases and Dividends

The Company has a long history of returning cash to its shareholders through quarterly dividends and share repurchases. During 2023 Hasbro maintained its quarterly dividend rate of $0.70 per share for dividends paid in February, May, August and November. In addition to the dividend, the Company periodically returns cash to shareholders through its share repurchase program. As part of this initiative, since 2005 the Company's Board of Directors adopted numerous share repurchase authorizations with a cumulative authorized repurchase amount of $4.3 billion. The most recent authorization was approved in May 2018 for $500 million. At December 31, 2023, $241.6 million remained available under these share repurchase authorizations. There were no share repurchases made during 2023. The Company has no obligation to repurchase shares under the authorization and the timing, actual number, and value of the shares that are repurchased, if any, will depend on a number of factors, including the price of the Company's stock and the Company's generation of, and uses for, cash.

The Company believes that cash from operations, and, if necessary, its committed line of credit and other borrowing facilities, will allow the Company to meet its obligations over the next twelve months.

Critical Accounting Policies and Significant Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. As such, management is required to make certain estimates, judgments and assumptions that it believes are reasonable based on information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the periods presented. The critical accounting policies which management believes are the most critical to aid in fully understanding and evaluating the Company's reported financial results include film and television production costs, recoverability of goodwill, intangible assets, income taxes and business combinations. Additionally, the Company identified the valuation of the Company's equity method investment in Discovery Family Channel as a significant accounting estimate.

Film and Television Production Costs

The Company incurs certain costs in connection with the production of television programs and films which are capitalized as they are incurred, the majority of which are amortized using the individual-film-forecast method. These costs, which include direct production costs, development costs, acquisition and inventory costs as well as residuals and participations, are amortized in the proportion that the current year's revenues bear to management's estimate of total ultimate revenues as of the beginning of each fiscal year related to the film or television program. These capitalized costs are reported at the lower of cost, less accumulated amortization, or fair value, and reviewed for impairment when an event or change in circumstances occurs that indicates that impairment may exist. The fair value is determined using a discounted cash flow model which is primarily based on management's future revenue and cost estimates.

The most significant estimates are those used in the determination of ultimate revenue in the individual-film-forecast method. Ultimate revenue estimates impact the timing of program production cost amortization in the Consolidated Statements of Operations. Ultimate revenue includes revenue from all sources that are estimated to be earned related to a film or television program and include theatrical exhibition; first run program distribution fees; toy, game and other consumer product licensing fees; and other revenue sources, such as secondary market home entertainment formats and subscription video on demand services. Our ultimate revenue estimates for each film or television program are developed based on our estimates of expected future results. We review and revise these estimates at each reporting date to reflect the most current available information. When estimates for a film or television program are revised, the difference between the program production cost amortization determined using the revised estimate and any amounts previously expensed during that fiscal year, are included as an adjustment to program production cost amortization in the Consolidated Statements of Operations in the period in which the estimates are revised. Prior period amounts are not adjusted for subsequent changes in estimates. Factors that can impact our revenue estimates include the historical performance of similar films and television programs, expected distribution platforms, factors unique to our television and film content and the success of our program-related toy, game and other merchandise.

Recoverability of Goodwill and Intangible Assets

The Company tests goodwill for impairment at least annually. If an event occurs or circumstances change that indicate that the carrying value of a reporting unit exceeds its fair value, the Company will perform an interim goodwill impairment test at that time. The Company may perform a qualitative assessment and bypass the quantitative impairment testing process, if it is not more likely than not that the carrying value of a reporting unit exceeds its fair value.

If it is more likely than not the carrying value exceeds its fair value, a quantitative goodwill impairment test is performed. When performing a quantitative impairment test, goodwill is tested for impairment by comparing the carrying value to the estimated fair value of the reporting unit which is calculated using an income approach and market approach. Other intangible assets with indefinite lives are tested for impairment by comparing their carrying value to their estimated fair value.

During the second quarter of 2023, the Company performed a quantitative goodwill impairment test of its Film and TV reporting unit due to triggering events that included the impact of the several months long strikes during 2023 by the Writers Guild of America and the American actors' union, SAG-AFTRA, which resulted in delayed production schedules, additional cost burdens and delayed content deliveries. These factors led to revised profitability and lower cash flow forecasts for the Film and TV reporting unit and as a result, we determined that the Film and TV reporting unit was impaired as the carrying value of the Film and TV reporting unit exceeded its fair value, and as such, we recorded a non-cash goodwill impairment charge of $231.2 million in Impairment of goodwill within the Entertainment segment, during the second quarter of 2023.

During the fourth quarter of 2023, the Company determined that a triggering event occurred following declines in the Company's financial forecast for the Family Brands reporting unit. The downward forecast revision reflects a lower profitability forecasts for the PJ MASKS franchise as described below, as well as Family Brand's strategic shift to a support model for existing Hasbro-branded IP, rather than a brand innovator. As a result of these indicators the Company performed a quantitative goodwill impairment test of the Family Brands reporting unit and determined it was impaired as its carrying value exceeded its fair value, and as such, the Company recorded a non-cash goodwill impairment charge of $960.0 million in Impairment of goodwill within the Entertainment segment.

During the fourth quarter of 2023, the Company performed a qualitative goodwill assessment with respect to each of its reporting units. Based on its qualitative assessments, the Company determined, it is not more likely than not that the carrying values exceed the fair values of its reporting units other than the goodwill impairments of the Film and TV and Family Brands reporting units described above. As a result, during 2023 the Company concluded it was not necessary to perform a quantitative test for impairment of goodwill for any reporting unit, other than Film and TV and Family Brands.

On May 19, 2022, the Company completed its acquisition of D&D Beyond for $146.3 million, which was funded with cash on hand. Based on the valuation of these assets, $64.7 million was allocated to goodwill within the Wizards of the Coast and Digital Gaming segment during the second quarter of 2022.

During the third quarter of 2022, the Company determined to exit certain non-core businesses within the Entertainment segment. A revaluation of the effected businesses resulted in a pre-tax non-cash goodwill impairment charge of $11.8 million, recorded within Loss on Assets held for sale, within the Entertainment segment for the quarter ended September 25, 2022.

The estimation of future cash flows utilized in the evaluation of the Company's goodwill requires significant judgments and estimates with respect to future revenues related to the respective asset and the future cash outlays related to those revenues. Actual revenues and related cash flows or changes in anticipated revenues and related cash flows could result in a change in this assessment and result in an impairment charge. The estimation of discounted cash flows also requires the selection of an appropriate discount rate. The use of different assumptions would increase or decrease estimated discounted cash flows and could increase or decrease the related impairment charge. See note 6 to the Company's consolidated financial statements in Part II, Item 8. *Financial Statements,* of this Form 10-K for more information on the Company's goodwill.

Intangible assets, other than those with indefinite lives, are reviewed for indications of impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable.

During the second quarter of 2023, in connection with the Company's quantitative goodwill impairment test of its Film and TV reporting unit described above, it was determined that there was an impairment of the Company's definite-lived intangible eOne Trademark, as the Film and TV reporting unit produces content under, and is synonymous with, the eOne name. As a result, the Company recorded a $65.0 million intangible asset impairment charge during the second quarter of 2023, in Selling, distribution and administration costs, within the Entertainment segment.

During the fourth quarter of 2023, due to challenging retail conditions and competitive market conditions leading to a reduction in brand profitability, the Company lowered its future revenue and costs estimates associated with its PJ MASKS brand as determined using a discounted cash flow model. As a result, the Company performed a quantitative goodwill impairment test of the PJ MASKS definite-lived intangible asset and determined it was impaired as its carrying value exceeded its fair value. As a result, the Company recorded a $51.0 million impairment charge, recorded in Selling, distribution and administration within the Entertainment segment.

During the fourth quarter of 2022, following the decision to cancel certain projects in conjunction with the Company's strategic shift, it was determined that there was a partial impairment of the Company's definite-lived Power Rangers intangible asset. As a result of these cancelled projects, changes to anticipated revenues and related cash flows led to the determination that carrying values of these intangible assets exceeded their related estimated future cash flows, thus indicating impairment. As a result, charges of $281.0 million were recorded in the fourth quarter of 2022 within Selling, Distribution and Administration within the Corporate and Other segment.

There were no other triggering events in 2023, 2022 or 2021 which would indicate the Company's intangible assets were impaired.

Income Taxes

The Company's annual income tax rate is based on its income, statutory tax rates, changes in prior tax positions and tax planning opportunities available in the various jurisdictions in which it operates. Significant judgment and estimates are required to determine the Company's annual tax rate and evaluate its tax positions. Despite the Company's belief that its tax return positions are fully supportable, these positions are subject to challenge and estimated liabilities are established to account for events in which these positions are challenged, and the Company is not successful in defending those challenges. These estimated liabilities, as well as the related interest, are adjusted in light of changing facts and circumstances such as the progress of a tax audit.

In May 2019, a public referendum held in Switzerland approved the Swiss Federal Act on Tax Reform and AHV Financing ("TRAF") proposals previously approved by the Swiss Parliament. The Swiss tax reform measures were effective on January 1, 2020. During 2023, the Company concluded its discussions with the tax authorities in Switzerland as to the application of the grandfathering rules related to 2020 Swiss Tax Reform. This has resulted in the recording of a deferred tax asset of $135.6 million related to tax intangibles that will be amortized over time and result in a future cash tax benefit. This treatment applies starting in 2021.

In certain cases, tax law requires items to be included in the Company's income tax returns at a different time than when these items are recognized in the consolidated financial statements or at a different amount than that which is recognized in the consolidated financial statements. Some of these differences are permanent, such as expenses that are not deductible on the Company's tax returns, while other differences are temporary and will reverse over time, such as depreciation expense. The differences that will reverse over time are recorded as deferred tax assets and liabilities on the consolidated balance sheets. Deferred tax assets represent deductions that have been reflected in the consolidated financial statements but have not yet been reflected in the Company's income tax returns. Valuation allowances are established against deferred tax assets to the extent that it is determined that the Company will have insufficient future taxable income, including capital gains, to fully realize the future deductions or capital losses. Deferred tax liabilities represent expenses recognized on the Company's income tax return that have not yet been recognized in the Company's consolidated financial statements or income recognized in the consolidated financial statements that has not yet been recognized in the Company's income tax return.

Contractual Obligations and Commercial Commitments

In the normal course of its business, the Company enters into contracts related to obtaining rights to produce products under license, which may require the payment of minimum guarantees. In addition, the Company enters into contractual commitments to obtain film and television content distribution rights and minimum guarantee commitments related to the purchase of film and television rights for content to be delivered in the future. The Company has also entered into operating leases for certain facilities and equipment. In addition, the Company has $3,484.9 million in principal amount of total debt outstanding at December 31, 2023. See note 20 to the consolidated financial statements included in Part II, Item 8. *Financial Statements,* of this Form 10-K for further information on the Company's contractual obligations and commercial commitments.

Other Expected Future Payments

From time to time, the Company may be party to arrangements, contractual or otherwise, whereby the Company may not be able to estimate the ultimate timing or amount of the related payments. These amounts are described below:

- Included in other liabilities in the Consolidated Balance Sheets at December 31, 2023, the Company has a liability of $47.4 million of potential tax, interest and penalties for uncertain tax positions that have been taken or are expected to be taken in various income tax returns. The Company does not know the ultimate resolution of these uncertain tax positions and as such, does not know the ultimate amount or timing of payments related to this liability.

- At December 31, 2023, the Company had letters of credit and related instruments of approximately $13.3 million.

The Company believes that cash from operations and funds available through its commercial paper program or lines of credit, as described above under "Liquidity and Capital Resources", will allow the Company to meet these and the other contractual obligations and commercial commitments described above.

Financial Risk Management

The Company is exposed to market risks attributable to fluctuations in foreign currency exchange rates primarily as the result of sourcing products priced in U.S. dollars, Hong Kong dollars and Euros while marketing and selling those products in more than twenty currencies. Results of operations may be affected primarily by changes in the value of the U.S. dollar, Euro, British pound sterling, Canadian dollar, Brazilian real, and Mexican peso and, to a lesser extent, other currencies in Latin American and Asia Pacific countries.

To manage this exposure, the Company has hedged a portion of its forecasted foreign currency transactions using foreign exchange forward contracts and foreign exchange option contracts. At December 31, 2023, the Company estimates that a hypothetical immediate 10% depreciation of the U.S. dollar against all foreign currencies included in these foreign exchange forward contracts could result in an approximate $16.6 million decrease in the fair value of these instruments. A decrease in the fair value of these instruments would be offset by increases in the value of the forecasted foreign currency transactions.

The Company is also exposed to foreign currency risk with respect to its net cash and cash equivalents or short-term borrowing positions in currencies other than the U.S. dollar. The Company believes, however, that the on-going risk on the net exposure should not be material to its financial condition. In addition, the Company's revenues and costs have been and will likely continue to be affected by changes in foreign currency rates. A significant change in foreign exchange rates can materially impact the Company's revenues and earnings due to translation of foreign-denominated revenues and expenses. The Company does not hedge against translation impacts of foreign exchange. From time to time, affiliates of the Company may make or receive intercompany loans in currencies other than their functional currency. The Company manages this exposure at the time the loan is made by using foreign exchange contracts.

The Company reflects all derivatives at their fair value as an asset or liability on the Consolidated Balance Sheets. The Company does not speculate in foreign currency exchange contracts. At December 31, 2023, these contracts had net unrealized losses of $3.2 million, of which $0.7 million are recorded in Prepaid expenses and other current assets, $3.9 million are recorded in Accrued liabilities. Included in Accumulated other comprehensive loss at December 31, 2023 are deferred losses of $2.5 million, net of tax, related to these derivatives.

At December 31, 2023, the Company had fixed rate long-term debt of $3,484.9 million. In May 2014, the Company issued an aggregate $600.0 million of long-term debt which consisted of $300.0 million of 3.15% Notes, subsequently repaid in 2021, and $300.0 million of 5.10% Notes due 2044. Prior to the May 2014 debt issuance, the Company entered into forward-starting interest rate swap agreements with a total notional value of $500.0 million to hedge the anticipated underlying U.S. Treasury interest rate. These interest rate swaps were matched with this debt issuance and were designated and effective as hedges of the change in future interest payments. At the date of issuance, the Company terminated these swap agreements and their fair value at the date of issuance was recorded in Accumulated other comprehensive loss and is being amortized through the Consolidated Statements of Operations using an effective interest rate method over the life of the related debt. Included in Accumulated other comprehensive loss at December 31, 2023 are deferred losses, net of tax, of $14.2 million related to these derivatives.

Industry Trends, the Economy and Inflation

The principal market for the Company's toys and games and licensed consumer products, is the retail sector. Revenues from the Company's top five retail customers, accounted for approximately 34% of its consolidated net revenues in 2023, 35% in 2022 and 36% of its consolidated net revenues in 2021. The Company monitors the creditworthiness of its customers and adjusts credit policies and limits as it deems appropriate.

The Company's revenue pattern continues to show the second half of the year to be more significant to its overall business for the full year. In 2023, approximately 56% of the Company's full year net revenues were recognized in the second half of the year. The Company expects that this concentration will continue. The concentration of sales in the second half of the year increases the risk of (a) underproduction of popular items, (b) overproduction of less popular items, and (c) failure to achieve tight and compressed shipping schedules. The business of the Company is characterized by customer order patterns which vary from year to year largely because of differences in the degree of consumer acceptance of a product line, product availability, marketing strategies, inventory levels, policies of retailers and differences in overall economic conditions. Larger retailers generally maintain lower inventories throughout the year and purchase a greater percentage of product within or close to the fourth quarter holiday consumer buying season, which includes Christmas.

Quick response inventory management practices being used by retailers as well as growth in ecommerce result in orders increasingly placed for immediate delivery and fewer orders placed well in advance of shipment. Retailers are timing their orders so that they are filled by suppliers closer to the time of purchase by consumers. To the extent that retailers do not sell as much of their year-end inventory purchases during this holiday selling season as they had anticipated, their demand for additional product earlier in the following fiscal year may be curtailed, thus negatively impacting the Company's future revenues. In 2023, the Company's inventory levels decreased 51% compared to 2022. This decrease reflects company-wide efforts to reduce retail inventory levels, while improving the quality of inventory on hand. Inventory management efforts included inventory scrap and obsolescence write-downs for excess or obsolete inventory as the Company looks toward 2024. Inventories increased 23% in 2022 compared to 2021, primarily reflecting accelerated inventory purchases attributable to the Company's Consumer Products and Wizards of the Coast businesses, to mitigate the impact of certain global supply chain challenges experienced in 2021. However, as global supply chain constraints began to subside later in 2022, the Company experienced lower than anticipated Consumer Products sales, resulting in higher inventory levels. The Company is continuing to manage inventory levels through closeout sales where needed and by monitoring consumer purchase patterns to ensure adequate supply of new product while clearing excess supply to mitigate the risk of inventory obsolescence.

In addition to these inventory management challenges, the bankruptcy or other lack of success of one of the Company's significant retailers could negatively impact the Company's future revenues.

Unlike the Company's retail sales patterns, revenue patterns from the Company's entertainment businesses fluctuate based on the timing and popularity of content releases. Release dates are determined by factors including the timing of holiday periods, geographical release dates and competition in the market. In addition, entertainment business operating results fluctuate due to expenses recorded in relation to productions and content such as program amortization costs and advertising expenses, which are incurred and recognized, beginning prior to initial releases and then continue throughout the related distribution windows.

Inflation

The impact of inflation on the Company's business operations was significant during 2022 and 2023. The Company monitors the impact of inflation to its business operations on an ongoing basis and may need to implement actions such as price adjustments to mitigate the impact of changes to the rate of inflation in future periods. However, future volatility of general price inflation could affect consumer purchases of our products and spending on entertainment. Additionally, the impact of inflation on costs and availability of materials, costs for shipping and warehousing and other operational overhead, could adversely affect the Company's financial results.

Other Information

The Company is not aware of any material amounts of potential exposure relating to environmental matters and does not believe its environmental compliance costs or liabilities to be material to its operating results or financial position.

Item 7A.   *Quantitative and Qualitative Disclosures About Market Risk.*
The information required by this item is included in Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operation,* of this Form 10-K and is incorporated herein by reference.

Item 8. *Financial Statements and Supplementary Data.*

<h2 align="center">Report of Independent Registered Public Accounting Firm</h2>

To the Shareholders and Board of Directors
Hasbro, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Hasbro, Inc. and subsidiaries (the Company) as of December 31, 2023 and December 25, 2022, the related consolidated statements of operations, comprehensive earnings, shareholders' equity and redeemable noncontrolling interests, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement schedule II - valuation and qualifying accounts (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and December 25, 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value of the Family Brands reporting unit

As discussed in Note 6 to the consolidated financial statements, the goodwill balance at December 31, 2023 was $2,279.2 million, a portion of which related to the Family Brands reporting unit. The Company performs an annual goodwill impairment assessment and, if an event occurs or circumstances change that indicate that the carrying value of a reporting unit may not be recoverable, the Company will perform an interim impairment test. During the fourth quarter of 2023, the Company determined that a triggering event occurred following declines in the Company's financial forecast for the Family Brands reporting unit. As such, the Company recognized an impairment charge of $960.0 million for the Family Brands reporting unit.

We identified the evaluation of the fair value of the Family Brands reporting unit as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the forecasted revenue, including the terminal growth rate, and the discount rate used in the income approach, and the EBITDA market multiple assumption used in the market approach used to estimate fair value for the reporting unit. The assessment of the forecasted revenue assumption was subjective as it is based largely on the outcome of uncertain future events. Additionally, the estimate of fair value was sensitive to changes in the discount rate and EBITDA market multiple assumptions. In addition, specialized skills and knowledge were required to assess the terminal growth rate, discount rate, and EBITDA market multiple assumptions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's goodwill impairment assessment process. This included controls related to the development of the forecasted revenue, discount rate, and EBITDA market multiple assumptions used to estimate fair value for the Family Brands reporting unit. We evaluated the reasonableness of forecasted revenue for the reporting unit by comparing it to available external industry data and other internal information. We involved valuation professionals with specialized skills and knowledge, who assisted in:

- evaluating the terminal growth rate by comparing it to publicly available market data

- evaluating the discount rate by comparing it to a discount rate range that was independently developed using publicly available market data

- evaluating the appropriateness of the selected guideline public companies by researching the selected guideline public companies and reviewing the business description

- evaluating the EBITDA market multiple assumption by comparing to EBITDA market multiple ranges developed using publicly available market data for the selected guideline public companies

- developing an independent estimate of the fair value of the reporting unit using the income and market approaches, which was then compared to the Company's fair value estimate.

/s/ KPMG LLP

We have not been able to determine the specific year that we began serving as the Company's auditor, however, we are aware that we have served as the Company's auditor since at least 1968.

Providence, Rhode Island
February 28, 2024

Consolidated Balance Sheets
December 31, 2023 and December 25, 2022
(Millions of Dollars Except Share Data)

	2023	2022
ASSETS		
Current assets		
Cash and cash equivalents, including restricted cash of $0.6 in 2023 and $14.5 in 2022	$ 545.4	513.1
Accounts receivable, less allowance for credit losses of $12.7 in 2023 and $20.0 in 2022	1,029.3	1,132.4
Inventories	332.0	676.8
Prepaid expenses and other current assets	416.9	676.8
Total current assets	2,323.6	2,999.1
Property, plant and equipment, net	488.6	422.8
Other assets		
Goodwill	2,279.2	3,470.1
Other intangibles, net	587.5	814.6
Other	862.0	1,589.3
Total other assets	3,728.7	5,874.0
Total assets	$ 6,540.9	9,295.9
LIABILITIES, NONCONTROLLING INTERESTS AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term borrowings	$ —	142.4
Current portion of long-term debt	500.0	113.2
Accounts payable	340.6	427.3
Accrued liabilities	1,215.8	1,506.8
Total current liabilities	2,056.4	2,189.7
Long-term debt	2,965.8	3,711.2
Other liabilities	431.7	533.1
Total liabilities	5,453.9	6,434.0
Shareholders' equity		
Preference stock of $2.50 par value. Authorized 5,000,000 shares; none issued	—	—
Common stock of $0.50 par value. Authorized 600,000,000 shares; issued 220,286,736 shares as of 2023 and 2022	110.1	110.1
Additional paid-in capital	2,590.6	2,540.6
Retained earnings	2,188.4	4,071.4
Accumulated other comprehensive loss	(201.5)	(254.9)
Treasury stock, at cost, 81,498,181 shares in 2023 and 82,106,383 shares in 2022	(3,625.7)	(3,634.4)
Noncontrolling interests	25.1	29.1
Total shareholders' equity	1,087.0	2,861.9
Total liabilities, noncontrolling interests and shareholders' equity	$ 6,540.9	9,295.9

See accompanying notes to consolidated financial statements.

HASBRO, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
Fiscal Years Ended in December
(Millions of Dollars Except Per Share Data)

	2023	2022	2021
Net revenues	$5,003.3	5,856.7	6,420.4
Costs and expenses:			
Cost of sales	1,706.0	1,911.8	1,927.5
Program cost amortization	448.9	555.5	628.6
Royalties	428.3	493.0	620.4
Product development	306.9	307.9	315.7
Advertising	358.4	387.3	506.6
Amortization of intangible assets	83.0	105.3	116.8
Selling, distribution and administration	1,480.4	1,666.1	1,432.7
Impairment of goodwill	1,191.2	—	—
Loss on disposal of business	539.0	22.1	108.8
Total costs and expenses	6,542.1	5,449.0	5,657.1
Operating profit (loss)	(1,538.8)	407.7	763.3
Non-operating expense (income):			
Interest expense	186.3	171.0	179.7
Interest income	(23.0)	(11.8)	(5.4)
Other expense (income), net	7.0	(13.0)	7.1
Total non-operating expense, net	170.3	146.2	181.4
Earnings (loss) before income taxes	(1,709.1)	261.5	581.9
Income tax (benefit) expense	(221.3)	58.5	146.6
Net earnings (loss)	(1,487.8)	203.0	435.3
Net earnings (loss) attributable to noncontrolling interests	1.5	(0.5)	6.6
Net earnings (loss) attributable to Hasbro, Inc.	$(1,489.3)	203.5	428.7
Per common share			
Net earnings (loss) attributable to Hasbro, Inc.			
Basic	$ (10.73)	1.47	3.11
Diluted	$ (10.73)	1.46	3.10
Cash dividends declared	$ 2.80	2.80	2.72

See accompanying notes to consolidated financial statements.

HASBRO, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Earnings
Fiscal Years Ended in December
(Millions of Dollars)

	2023	2022	2021
Net earnings (loss)	$(1,487.8)	203.0	435.3
Other comprehensive earnings (loss):			
Foreign currency translation adjustments, net of tax	59.4	(45.4)	(61.9)
Unrealized holding losses on available-for-sale securities, net of tax	—	(0.3)	(0.1)
Net (losses) gains on cash flow hedging activities, net of tax	(8.6)	10.2	13.5
Changes in unrecognized pension amounts, net of tax	(0.9)	30.8	3.4
Reclassifications to earnings, net of tax:			
Net losses (gains) on cash flow hedging activities	3.8	(16.2)	2.6
Amortization of unrecognized pension and postretirement amounts	(0.3)	1.3	2.2
Other comprehensive earnings (loss), net of tax	53.4	(19.6)	(40.3)
Total comprehensive earnings (loss), net of tax	(1,434.4)	183.4	395.0
Total comprehensive earnings (loss) attributable to noncontrolling interests	1.5	(0.5)	6.6
Total comprehensive earnings (loss) attributable to Hasbro, Inc.	$(1,435.9)	183.9	388.4

See accompanying notes to consolidated financial statements.

HASBRO, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Fiscal Years Ended in December
(Millions of Dollars)

	2023	2022	2021
Cash flows from operating activities			
Net earnings (loss)	$(1,487.8)	203.0	435.3
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation of property, plant and equipment	127.7	127.3	163.3
Loss on disposal of business	539.0	22.1	108.8
Impairment of goodwill	1,191.2	—	—
Impairment of intangibles and production assets	116.0	281.0	—
Loss on Discovery investment	—	—	74.1
Fair value adjustment on Discovery Option	—	—	(20.1)
Inventory obsolescence	91.2	45.2	8.4
Amortization of intangible assets	83.0	105.3	116.8
Program cost amortization	448.9	555.5	628.6
Deferred income taxes	(243.5)	(130.1)	36.0
Stock-based compensation	72.4	83.4	97.8
Other non-cash items	(6.1)	3.2	(1.5)
Changes in operating assets and liabilities, net of acquired and disposed balances:			
Decrease (increase) in accounts receivable	15.5	339.6	(159.5)
Decrease (increase) in inventories	257.1	(184.7)	(182.3)
Decrease (increase) in prepaid expenses and other current assets	34.7	17.0	(30.6)
Program spend, net	(408.0)	(767.7)	(697.3)
(Decrease) increase in accounts payable and accrued liabilities	(109.7)	(278.7)	313.2
Change in net deemed repatriation tax	(34.4)	(18.4)	(18.4)
Other	38.4	(30.1)	(54.7)
Net cash provided by operating activities	725.6	372.9	817.9
Cash flows from investing activities			
Additions to property, plant and equipment	(209.3)	(174.2)	(132.7)
Investments and acquisitions, net of cash acquired	—	(146.3)	—
Proceeds from sale of business, net of cash transferred	329.6	—	378.5
Other	(2.7)	7.5	(3.8)
Net cash provided (utilized) by investing activities	117.6	(313.0)	242.0
Cash flows from financing activities			
Proceeds from borrowings	2.6	3.8	144.0
Repayments of borrowings	(359.6)	(206.0)	(1,220.1)
Net (repayments) proceeds of other short-term borrowings	(41.6)	141.7	(5.6)
Purchases of common stock	—	(125.0)	—
Stock-based compensation transactions	—	74.2	30.6
Dividends paid	(388.0)	(385.3)	(374.5)
Payments related to tax withholding for share-based compensation	(16.8)	(24.0)	(13.7)
Debt extinguishment costs	—	—	(9.1)
Other	(14.7)	(32.7)	(11.4)
Net cash utilized by financing activities	(818.1)	(553.3)	(1,459.8)
Effect of exchange rate changes on cash	7.2	(12.7)	(30.6)
Increase (decrease) in cash, cash equivalents and restricted cash	32.3	(506.1)	(430.5)
Cash, cash equivalents and restricted cash at beginning of year	513.1	1,019.2	1,449.7
Cash, cash equivalents and restricted cash at end of year	$ 545.4	513.1	1,019.2
Supplemental information			
Interest paid	$ 179.0	161.7	171.9
Income taxes paid	$ 119.8	177.2	160.5

See accompanying notes to consolidated financial statements.

HASBRO, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity and Redeemable Noncontrolling Interests
(Millions of Dollars)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Non-controlling Interests	Total Shareholders' Equity	Redeemable Non-controlling Interests
Balance, December 27, 2020	$110.1	2,329.1	4,204.2	(195.0)	(3,551.7)	40.0	$2,936.7	$ 24.4
Net earnings attributable to Hasbro, Inc.	—	—	428.7	—	—	—	428.7	—
Net earnings attributable to noncontrolling interests	—	—	—	—	—	3.3	3.3	3.3
Change in put option value	—	(1.3)	—	—	—	—	(1.3)	—
Other comprehensive loss	—	—	—	(40.3)	—	—	(40.3)	—
Stock-based compensation transactions	—	1.2	—	—	15.6	—	16.8	—
Stock-based compensation expense	—	96.4	—	—	1.4	—	97.8	—
Dividends declared	—	—	(375.1)	—	—	—	(375.1)	—
Distributions paid to noncontrolling owners and other foreign exchange	—	2.6	—	—	—	(6.1)	(3.5)	(3.8)
Balance, December 26, 2021	$110.1	2,428.0	4,257.8	(235.3)	(3,534.7)	37.2	$ 3,063.1	$ 23.9
Net earnings attributable to Hasbro, Inc.	—	—	203.5	—	—	—	203.5	—
Net earnings (loss) attributable to noncontrolling interests	—	—	—	—	—	(1.1)	(1.1)	0.6
Change in put option value	—	(0.4)	—	—	—	—	(0.4)	—
Other comprehensive loss	—	—	—	(19.6)	—	—	(19.6)	—
Stock-based compensation transactions	—	23.5	—	—	25.0	—	48.5	—
Stock-based compensation expense	—	83.1	—	—	0.3	—	83.4	—
Dividends declared	—	1.9	(389.9)	—	—	—	(388.0)	—
Distributions paid to noncontrolling owners and other foreign exchange	—	—	—	—	—	(2.5)	(2.5)	(1.9)
Purchase of common stock	—	—	—	—	(125.0)	—	(125.0)	—
Buyout of redeemable noncontrolling interest	—	4.5	—	—	—	(4.5)	—	(22.6)
Balance, December 25, 2022	$110.1	2,540.6	4,071.4	(254.9)	(3,634.4)	29.1	$ 2,861.9	$ —
Net loss attributable to Hasbro, Inc.	—	—	(1,489.3)	—	—	—	(1,489.3)	—
Net earnings attributable to noncontrolling interests	—	—	—	—	—	1.5	1.5	—
Other comprehensive earnings	—	—	—	53.4	—	—	53.4	—
Stock-based compensation transactions	—	(23.1)	—	—	6.2	—	(16.9)	—
Stock-based compensation expense	—	69.9	—	—	2.5	—	72.4	
Dividends declared	—	5.3	(393.7)	—	—	—	(388.4)	—

Consolidated Statements of Shareholders' Equity and Redeemable Noncontrolling Interests — (Continued)
(Millions of Dollars)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Non-controlling Interests	Total Shareholders' Equity	Redeemable Non-controlling Interests
Distributions paid to noncontrolling owners and other foreign exchange	—	—	—	—	—	(5.5)	(5.5)	—
Buyout of redeemable noncontrolling interest	—	(2.1)	—	—	—	—	(2.1)	—
Balance, December 31, 2023	$110.1	2,590.6	2,188.4	(201.5)	(3,625.7)	25.1	$ 1,087.0	$ —

See accompanying notes to consolidated financial statements.

HASBRO, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Preparation of Consolidated Financial Statements

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes thereto. Actual results could differ from those estimates. Certain reclassifications have been made to the prior periods' consolidated financial statements in order to conform to the current period presentation. These reclassifications did not impact any prior amounts of net earnings (loss) or cash flows.

Principles of Consolidation

The consolidated financial statements include the accounts of Hasbro, Inc. and all majority-owned subsidiaries ("Hasbro" or the "Company"). Investments representing 20% to 50% ownership interests in other companies are accounted for using the equity method. For those majority-owned subsidiaries that are not 100% owned by Hasbro, the interests of the minority owners are accounted for as noncontrolling interests.

All intercompany balances and transactions have been eliminated.

Fiscal Year

Hasbro's fiscal year ends on the last Sunday in December. The fiscal year ended December 31, 2023 was a fifty-three week period. The fiscal years ended December 25, 2022, and December 26, 2021 were each fifty-two week periods.

Strategy Review and Operational Excellence

In October 2022, following a several months long review of our business, the Company announced a new strategic plan, a consumer-centric framework for bringing compelling and expansive brand experiences to audiences around the world. During the review, with the assistance of a third-party consultant, the Company identified opportunities to focus and scale its business, enhance operational excellence, including through specialized organizational programs and supply chain transformation, to drive growth and profit and enhance shareholder value. The Company is increasing strategic investment in its most valuable and profitable franchises across toys, games, licensing and entertainment, and exiting certain non-core aspects of the business.

Sale of Non-core Entertainment One Film and TV Business

On December 27, 2023, the Company completed the sale of its Entertainment One film and television business ("eOne Film and TV") to Lions Gate Entertainment Corp., Lions Gate Entertainment Inc. and Lions Gate International Motion Pictures S.à.r.l (collectively "Lionsgate"), pursuant to the terms of an Equity Purchase Agreement dated August 3, 2023, among Hasbro and Lionsgate. Lionsgate acquired eOne Film and TV for a purchase price of $375.0 million in cash, subject to certain purchase price adjustments plus the assumption by Lionsgate of production financing loans.

See note 3 for additional information.

Brand Portfolio Realignment

Effective for the first quarter 2023, we realigned our brand portfolios to correspond with the evolution of our strategy. We are focusing on fewer, bigger, more profitable brands that showcase our leadership in preschool toys, action figures and accessories, games, arts & crafts, and outdoor action brands.

Our new product categories beginning in the first quarter of 2023 are as follows:

Franchise Brands - A refreshed group of our most financially significant brands which we consider to have the greatest long-term potential including MAGIC: THE GATHERING, Hasbro Gaming, PLAY-DOH, NERF, TRANSFORMERS, DUNGEONS & DRAGONS and PEPPA PIG.

Partner Brands - The Partner Brands category includes those brands we license from other parties such as Disney's STAR WARS and MARVEL brands as well as other partners, for which we develop toy and game products, with a focus on those key Partner Brands that give us the largest growth potential and where we can lead and innovate in the category.

Portfolio Brands - Our Portfolio Brands category includes those brands we own or control which we feel have upside in revenue and profitability that have not yet grown to the significance of a franchise brand.

Non-Hasbro Branded Film & TV - The Non-Hasbro Branded Film & TV category includes non-Hasbro-branded film, TV and other entertainment related revenues, the majority of which are associated with the Company's non-core eOne Film and TV business sold to Lionsgate. All Hasbro-branded content is included in the portfolios noted above.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include all cash balances and highly liquid investments purchased with an initial maturity to the Company of three months or less.

Marketable Securities

Included in marketable securities is common stock in a public company arising from a business relationship. This type of investment is also included in Prepaid expenses and other current assets in the accompanying Consolidated Balance Sheets.

Accounts Receivable and Allowance for Credit Losses

Credit is granted to customers predominantly on an unsecured basis. Credit limits and payment terms are established based on extensive evaluations made on an ongoing basis throughout the fiscal year with regard to the financial performance, cash generation, financing availability and liquidity status of each customer. The majority of customers are formally reviewed at least annually; more frequent reviews are performed based on the customer's financial condition and the level of credit being extended. For customers on credit who are experiencing financial difficulties, management performs additional financial analyses before shipping orders. The Company uses a variety of financial transactions, based on availability and cost, to increase the collectability of certain of its accounts, including letters of credit, credit insurance, and requiring cash in advance of shipping.

The Company records an allowance for credit losses for accounts receivable based on management's expected credit losses. Management's estimate of expected credit losses is based on its assessment of the business environment, customers' financial condition, historical collection experience, accounts receivable aging and customer disputes.

Accounts receivable, net on the Consolidated Balance Sheets represents amounts due from customers less the allowance for credit losses as well as allowances for discounts, rebates and returns.

Inventories

Inventories are valued at the lower of cost (first-in, first-out) or net realizable value. Based upon a consideration of quantities on hand, actual and projected sales volume, anticipated product selling price and product lines planned to be discontinued, slow-moving and obsolete inventory is written down to its estimated net realizable value. At both December 31, 2023 and December 25, 2022, substantially all inventory is comprised of finished goods.

Equity Method Investment

For the Company's equity method investments, only the Company's investment in and amounts due to and from the equity method investment are included in the Consolidated Balance Sheets and only the Company's share of the equity method investment's earnings (losses) is included in Other expense (income), net in the Consolidated Statements of Operations. Dividends, cash distributions, loans or other cash received from the equity method investment, additional cash investments, loan repayments or other cash paid to the investee are included in the Consolidated Statements of Cash Flows.

The Company reviews its equity method investments for impairment on a periodic basis. If it has been determined that the fair value of the equity investment is less than its related carrying value and that this decline is other-than-temporary, the carrying value of the investment is adjusted downward to reflect these declines in value. The Company owns an interest in a joint venture, Discovery Family Channel ("the Network"), with Discovery Communications, Inc. ("Discovery"). The Company has determined that it does not meet the control requirements to consolidate the Network and accounts for the investment using the equity method of accounting.

The Company and Discovery are also party to an option agreement with respect to the Network. The Company has recorded a liability for this option agreement at fair value which is included in Other liabilities in the Consolidated Balance Sheets. Unrealized gains and losses on this option are recognized in Other expense (income), net in the Consolidated Statements of Operations as they occur.

See notes 7 and 14 for additional information.

Noncontrolling Interests

The financial results and position of the noncontrolling interests acquired through the acquisition of eOne are included in their entirety in the Company's Consolidated Statements of Operations and Consolidated Balance Sheets beginning with the first quarter of 2020. The value of the redeemable noncontrolling interests is presented in the Consolidated Balance Sheets as temporary equity between liabilities and shareholders' equity. During 2022, the Company redeemed all outstanding redeemable noncontrolling interest in Renegade Entertainment, LLC, the only entity for which the Company previously held redeemable noncontrolling interest. During 2022, the Company's outstanding non-redeemable noncontrolling interest in Round Room Live, LLC was included with the disposition of certain non-core businesses associated with the Company's strategy shift. The value of the non-redeemable noncontrolling interests is presented in the Consolidated Balance Sheets within Total shareholders' equity. Earnings (losses) attributable to the redeemable noncontrolling interests and non-redeemable noncontrolling interests are presented as a separate line on the Consolidated Statements of Operations which is necessary to identify those earnings (losses) specifically attributable to Hasbro. The Company's remaining non-redeemable noncontrolling interests as of December 31, 2023 is shown below.

Name	Country of Incorporation	Ownership Interest	Proportion Held	Principal Activity
Astley Baker Davies Limited	England and Wales	Nonredeemable	70 %	Ownership of intellectual property

Property, Plant and Equipment, Net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated and straight-line methods to depreciate the cost of property, plant and equipment over their estimated useful lives. The principal lives, in years, used in determining depreciation rates of various assets are: land improvements 15 to 19, buildings and improvements 15 to 25 and machinery and equipment (including computer hardware and software) 3 to 12. Depreciation expense is classified in the Consolidated Statements of Operations based on the nature of the property and equipment being depreciated. Tools, dies and molds are depreciated over their useful lives, which is generally three years, using an accelerated method. The Company generally owns all tools, dies and molds related to its products.

Property, plant and equipment, net is reviewed for impairment whenever events or circumstances indicate the carrying value may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the asset or related asset group to future undiscounted cash flows expected to be generated by the asset or asset group. If such assets are considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying value of the assets exceeds their fair value wherein the fair value is the appraised value. Furthermore, assets to be disposed of are carried at the lower of the net book value or their estimated fair value less disposal costs.

Goodwill and Other Intangible Assets, Net

Goodwill results from acquisitions the Company has made over time. Substantially all of the Company's other intangible assets consist of the cost of acquired product rights. In establishing the value of such rights, the Company considers existing trademarks, copyrights, patents, license agreements and other product-related rights. These rights were valued on their acquisition dates based on the anticipated future cash flows from the underlying product lines. The Company has certain intangible assets related to the Tonka and Milton Bradley acquisitions that have indefinite lives.

Goodwill and intangible assets deemed to have indefinite lives are not amortized and are tested for impairment at least annually. The annual goodwill test begins with a qualitative assessment, where qualitative factors and their impact on critical inputs are assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the Company determines that a reporting unit has an indication of impairment based on the qualitative assessment, a quantitative impairment assessment is performed.

The Company's intangible assets having definite lives are being amortized over periods ranging from two to nineteen years, primarily using the straight-line method.

The Company reviews intangible assets with definite lives for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated by the asset or asset group. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying value of the assets exceeds their fair value wherein that fair value is determined based on discounted cash flows.

The Company's reporting units are determined in accordance with the provisions of Accounting Standards Codification ("ASC") 350, *"Intangibles - Goodwill and Other (Topic 350)."* The Company performs its annual impairment testing of goodwill and definite-lived intangible assets during the fourth quarter of each year. See note 6 for additional information on the results of the Company's impairment tests.

Financial Instruments

Hasbro's financial instruments include cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable and certain accrued liabilities. As of December 31, 2023, the carrying cost of these instruments approximated their fair value. The Company's financial instruments as of December 31, 2023 also include long-term borrowings (see note 11 for carrying cost and related fair values) as well as certain assets and liabilities measured at fair value (see notes 14 and 18).

Production Financing

Production financing relates to financing facilities for certain of the Company's television and film productions. Production financing facilities are arranged on an individual production basis by either special purpose production subsidiaries, each secured by the assets and future revenues of such production subsidiaries, which are non-recourse to the Company's assets, or through a senior revolving credit facility obtained in November 2021, dedicated to production financing. These facilities typically have maturities of less than two years while the titles are in production, and are repaid once the production is delivered and all tax credits, broadcaster pre-sales and international sales have been received. In connection with the production of a television or film program, the Company records initial cash outflows within cash flows from operating activities due to its investment in the production and concurrently records cash inflows within cash flows from financing activities from the production financing it normally obtains. Under these facilities, certain of the Company's cash is restricted while the financing is outstanding. All of the Company's individual production loan and the senior revolving credit facility dedicated to production financing were assumed by Lionsgate effective upon the closing of the sale of the eOne Film and TV business in the fourth quarter of 2023. For further details, see notes 3 and 11.

Revenue Recognition

Revenue is recognized when control of the promised goods, intellectual property or production is transferred to the customers or licensees, in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring those goods. The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability of consideration is probable.

The majority of the Company's revenues are derived from sales of finished products to customers. Revenues from sales of finished products to customers accounted for 75%, 76% and 74% of the Company's revenues for the fiscal years ended 2023, 2022 and 2021, respectively. When determining whether control of the finished products has transferred to the customer, the Company considers any future performance obligations. Generally, the Company has no post-shipment obligation on sales of finished products to customers and revenues from product sales are recognized upon passing of title to the customer, which is generally at the time of shipment. Any shipping and handling activities that are performed by the Company, whether before or after a customer has obtained control of the products, are considered activities to fulfill our obligation to transfer the products, and are recorded as incurred within selling, distribution, and administration expenses. The Company offers various discounts, rebates, allowances, returns, and markdowns to its customers (collectively, "allowances"), all of which are considered when determining the transaction price. Certain allowances are fixed and determinable at the time of sale and are recorded at the time of sale as a reduction to revenues. Other allowances can vary depending on future outcomes such as customer sales volume ("variable consideration"). The Company estimates the amount of variable consideration using the expected value method. In estimating the amount of variable consideration using the expected value method, the Company considers various factors including but not limited to: customer terms, historical experience, any expected deviations from historical experience, and existing or expected market conditions. The Company then records an estimate of variable consideration as a reduction to revenues at the time of sale. The Company adjusts its estimate of variable consideration at least quarterly or when facts and circumstances used in the estimation process may change. Historically, adjustments to estimated variable consideration have not been material.

The Company enters into contracts to license its intellectual property, which consists of its brands, in various channels including but not limited to: consumer products such as apparel or home goods, within formats such as online and digital games, within venues such as theme parks, or within formats such as television and film. The licensees pay the Company either a sales-based or usage-based royalty, or a combination of both, for use of the brands, in some cases subject to minimum guaranteed amounts or fixed fees. The license of the Company's brands provide access to the intellectual property over the term of the license, generally without any other performance obligation of the Company other than keeping the intellectual property active, and is therefore considered a right-to-access license of symbolic intellectual property. The Company records sales-based or usage-based royalty revenues for right-to-access licenses at the occurrence of the licensees' subsequent sale or usage. When the arrangement includes a minimum guarantee, the Company records the minimum guarantee on a ratable basis over the term of the license period and does not record the sales-based or usage-based royalty revenues until they exceed the minimum guarantee.

The Company also produces, sells and licenses television and film content for distribution to third parties in formats that include broadcast, digital streaming, transactional and theatrical. These are intellectual property licenses where the licensees pay either a fixed fee for the content license or a variable fee in the form of a sales based royalty. The content that the Company delivers to its licensees typically has stand-alone functionality, generally without any other performance obligation of the Company, and is therefore considered a right-to-use license of functional intellectual property. The Company records revenues for right-to-use licenses once the license period has commenced and the licensee has the ability to use the delivered content. In arrangements where the licensee pays the Company a fixed fee for multiple seasons or multiple series of programming, arrangement fees are recorded as revenues based upon their relative fair values. The Company also earns advertising revenues from certain content made available on free to consumer, streaming video on demand platforms where the Company earns a portion of the advertising revenues earned by the service provider. The performance obligation is met and revenue is recorded when the user accesses the Company's content through the streaming platform.

The Company develops and hosts digital games featuring its brands within the games, such as *Magic: The Gathering Arena* and *D&D Beyond*. The Company does not charge a fee to the end users for the download of the games or the ability to play the games. The end users make in-application purchases of virtual currencies, with such purchased virtual currencies to be used in the games. In addition, the Company offers a subscription service for *D&D Beyond* that provides access to a variety of added benefits, typically for a recurring monthly, semi-annual, or annual fee. The Company records revenues from in-application purchases based on either the usage patterns of the players or the player's estimated life, depending on the nature of the game item purchased in exchange for virtual currency. For items recognized over the player's estimated life, the Company currently recognizes digital game's revenues ratably within six months of purchase, while revenue received from subscription services is recognized ratably over the subscription term. The Company controls all aspects of the digital goods delivered to the consumer.

Costs of Sales

Cost of sales primarily consists of purchased materials, labor, tooling, manufacturing overheads and other inventory-related costs such as obsolescence.

Investment in Productions and Acquired Content Rights and Program Cost Amortization

The Company incurs costs in connection with the production of television programming and live action movies. The majority of these costs are capitalized by the Company as they are incurred and amortized using the individual-film-forecast method, whereby these costs are amortized in the proportion that the current year's revenues bear to management's estimate of total ultimate revenues as of the beginning of such period related to the program. Ultimate revenue estimates are periodically reviewed and adjustments, if any, will result in changes to amortization rates and estimated accruals for residuals and participations. Ultimate revenue includes estimates over a period not to exceed ten years following the date of release of the production. Ultimate revenue used in amortization of acquired content rights is estimated over the life of the acquired rights but no longer than a period of ten years. These capitalized costs are reported at the lower of cost, less accumulated amortization, or fair value, and reviewed for impairment when an event or change in circumstances occurs that indicates that impairment may exist. The fair value is determined using a discounted cash flow model which is primarily based on management's future revenue and cost estimates. Certain of these agreements require the Company to pay minimum guaranteed advances ("MGs") for participations and residuals. MGs are recognized in the Consolidated Balance Sheets when a liability arises, usually on delivery of the television or film program to the Company. The current portion of MGs are recorded as Payables and accrued liabilities and the long-term portion are recorded as Other liabilities. Substantially all of the Company's non-Hasbro branded productions, and all of the Company's acquired content rights, were included with the eOne Film and TV business sold to Lionsgate in the fourth quarter of 2023. The Company retained all Hasbro-branded content and will continue to develop and produce animation, digital shorts, scripted TV and theatrical films for audiences related to core Hasbro IP.

Royalties

The Company enters into license agreements with strategic partners, inventors, designers and others for the use of intellectual properties in its products. In addition, the Company enters into minimum guarantee royalty arrangements related to the purchase of film and television rights for content to be delivered in the future. These agreements may call for payment in advance or future payment of minimum guaranteed amounts. Amounts paid in advance are recorded as an asset and charged to expense when the related revenue is recognized in the Consolidated Statements of Operations. If all or a portion of the minimum guaranteed amounts appear not to be recoverable through future use of the rights obtained under the license, the non-recoverable portion of the guaranty is charged to expense at that time.

Advertising

Production costs of commercials are expensed in the fiscal year during which the production is first aired. The costs of other advertising and promotion programs are expensed in the fiscal year incurred.

Shipping and Handling

Hasbro expenses costs related to the shipment and handling of goods to customers as incurred. For 2023, 2022 and 2021, these costs were $225.6 million, $247.7 million and $264.1 million, respectively, and are included in selling, distribution and administration expenses.

Operating Leases

The Company leases certain property, vehicles and other equipment through operating leases. Operating lease right-of-use assets are recorded within Property, Plant and Equipment and the related liabilities recorded within Accrued liabilities and Other liabilities on the Company's Consolidated Balance Sheets. The Company has no material finance leases.

Operating lease assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent an obligation to make lease payments according to the terms of the lease. Operating lease assets and liabilities are recognized at the inception of the lease agreement based on the estimated present value of lease payments over the lease term, using our incremental borrowing rate based on information available on the lease commencement date. The Company capitalizes non-lease components for equipment leases, but expenses non-lease components as incurred for real estate leases. Leases with an expected term of 12 months or less are not capitalized. Lease expense under such leases is recorded straight line over the life of the lease. For further details on the Company's operating leases, see note 17.

Income Taxes

Hasbro uses the asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred taxes are measured using rates expected to apply to taxable income in years in which those temporary differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent it believes that these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The assumptions utilized in determining future taxable income require significant judgment and are consistent with the plans and estimates used to manage the underlying businesses. Actual operating results in future years could differ from current assumptions, judgments and estimates. However, the Company believes that it is more likely than not that most of the deferred tax assets recorded on our Consolidated Balance Sheets will ultimately be realized. A valuation allowance is recorded to reduce deferred tax assets to the net amount believed to be more likely than not to be realized. As of December 31, 2023, the Company recorded a valuation allowance of $432.0 million primarily related to the U.S. capital loss resulting from the sale of the Company's eOne Film and TV business during the year. If it is determined that our deferred tax assets will be realizable in the future in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company uses a two-step process for the measurement of uncertain tax positions that have been taken or are expected to be taken in a tax return. The first step is a determination of whether the tax position should be recognized in the consolidated financial statements. The second step determines the measurement of the tax position. The Company records potential interest and penalties on uncertain tax positions as a component of Income tax expense.

Foreign Currency Translation

Foreign currency assets and liabilities are translated into U.S. dollars at period-end exchange rates, and revenues, costs and expenses are translated at weighted average exchange rates during each reporting period. Net earnings include gains or losses resulting from foreign currency transactions and, when required, translation gains and losses resulting from the use of the U.S. dollar as the functional currency in highly inflationary economies. Other gains and losses resulting from translation of financial statements are a component of Other comprehensive earnings (loss).

Pension Plans, Postretirement and Postemployment Benefits

Pension expense and related amounts in the Consolidated Balance Sheets are based on actuarial computations of current and future benefits. Actual results that differ from the actuarial assumptions are accumulated and, if outside a certain corridor, amortized over future periods and, therefore affect recognized expense in future periods. The corridor used for this purpose is equal to 10% of the greater of plan liabilities or market asset values, and future periods vary by plan, but generally equal the actuarially determined average expected future working lifetime of active plan participants. The Company's policy is to fund amounts which are required by applicable regulations and which are tax deductible. The estimated amounts of future payments to be made under other retirement programs are being accrued currently over the period of active employment and are also included in pension expense. Hasbro has a contributory postretirement health and life insurance plan covering substantially all employees who retired under any of its United States defined benefit pension plans prior to January 1, 2020, and meet certain age and length of service requirements. During the fourth quarter of 2019, with the approval of the Compensation Committee of the Company's Board of Directors, the Company announced the elimination of the contributory post-retirement health and life insurance coverage for employees whose retirement eligibility begins after December 31, 2019. See note 16 for further discussion. The cost of providing these benefits on behalf of employees who retired prior to 1993 has been substantially borne by the Company.

The cost of providing benefits on behalf of eligible employees who retire after 1992 is borne by the employee. The Company also has several plans covering certain groups of employees, which may provide benefits to such employees following their period of employment but prior to their retirement. The Company measures the costs of these obligations based on actuarial computations.

Stock-Based Compensation

The Company has a stock-based employee compensation plan for employees and non-employee members of the Company's Board of Directors. Under this plan the Company may grant stock options at or above the fair market value of the Company's stock, as well as restricted stock, restricted stock units and contingent stock performance awards. All awards are measured at fair value at the date of the grant and amortized as expense on a straight-line basis over the requisite service period of the award. For awards contingent upon Company performance, the measurement of the expense for these awards is based on the Company's current estimate of its performance over the performance period. See note 15 for further discussion.

Dividend Equivalent Units

Beginning with employee stock incentive awards granted in 2022, the payment of cash dividends to shareholders also results in the crediting of Dividend Equivalent Units ("DEUs") to holders of restricted stock units ("RSUs") and contingent stock performance awards ("PSUs") granted under the Company's Restated 2003 Stock Incentive Plan, as amended, for employees as defined and described in note 15. The DEUs are credited as additional RSUs or PSUs and settled concurrently with the vesting of associated awards. DEUs are forfeited in the event the underlying RSUs or PSU's do not vest. The dividend equivalent value of forfeitable DEUs is treated as a reduction of retained earnings or, if the Company is in a retained deficit position, as a reduction of additional paid-in capital.

Risk Management Contracts

Hasbro uses foreign currency forward and option contracts to mitigate the impact of currency rate fluctuations on firmly committed and projected future foreign currency transactions. These over-the-counter contracts, which hedge future purchases of inventory, product sales, as well as other cross-border currency requirements not denominated in the functional currency of the business unit, are primarily denominated in United States, Canadian and Hong Kong dollars as well as Euros and British pound sterling. All contracts are entered into with a number of counterparties, all of which are major financial institutions. The Company believes that a default by a counterparty would not have a material adverse effect on the financial condition of the Company. Hasbro does not enter into derivative financial instruments for speculative purposes.

At the inception of the contracts, Hasbro designates its derivatives as either cash flow or fair value hedges. The Company formally documents all relationships between hedging instruments and hedged items as well as its risk management objectives and strategies for undertaking various hedge transactions. All hedges designated as cash flow hedges are linked to forecasted transactions and the Company assesses, both at the inception of the hedge and on an on-going basis, the effectiveness of the derivatives used in hedging transactions in offsetting changes in the cash flows of the forecasted transaction.

The Company records all derivatives, such as foreign currency exchange contracts, on the Consolidated Balance Sheets at fair value. Changes in the derivative fair values that are designated as cash flow hedges are deferred and recorded as a component of Accumulated other comprehensive loss ("AOCE") until the hedged transactions occur and are then recognized in the Consolidated Statements of Operations. The Company's foreign currency contracts hedging anticipated cash flows are designated as cash flow hedges. When it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting prospectively. Any gain or loss deferred through that date remains in AOCE until the forecasted transaction occurs, at which time it is reclassified to the Consolidated Statements of Operations. To the extent the transaction is no longer deemed probable of occurring, hedge accounting treatment is discontinued and amounts deferred would be reclassified to the Consolidated Statements of Operations. In the event hedge accounting requirements are not met, gains and losses on such instruments are included in the Consolidated Statements of Operations. The Company uses derivatives to economically hedge intercompany loans denominated in foreign currencies. The Company does not use hedge accounting for these contracts as changes in the fair value of these contracts are substantially offset by changes in the fair value of the intercompany loans.

Prior to the issuance of certain long-term Notes due 2021 and 2044, the Company entered into a forward-starting interest rate swap contract to hedge the anticipated U.S. Treasury interest rates on the anticipated debt issuance. These instruments, which were designated and effective as hedges, were terminated on the date of the related debt issuance and the then fair value of these instruments was recorded to AOCE and amortized through the Consolidated Statements of Operations using an effective interest rate method over the life of the related debt.

Net Earnings Per Common Share

Basic net earnings per share is computed by dividing net earnings by the weighted average number of shares outstanding for the year as well as awards that have not been issued but all contingencies have been met. Diluted net earnings per share is similar except that the weighted average number of shares outstanding is increased by dilutive securities, and net earnings are adjusted, if necessary, for certain amounts related to dilutive securities. Dilutive securities include shares issuable upon exercise of stock options for which the market price exceeds the exercise price, less shares which could have been purchased by the Company with the related proceeds. Dilutive securities also include shares issuable under restricted stock unit award agreements. Options and restricted stock unit awards totaling 2.5 million, 2.7 million and 2.2 million for 2023, 2022, and 2021, respectively, were excluded from the calculation of diluted earnings per share because to include them would have been antidilutive. Of the fiscal 2023 amount, 1.6 million shares would have been included in the calculation of diluted shares had the Company not had a net loss for the year ended December 31, 2023. Assuming that these awards and options were included, under the treasury stock method, they would have resulted in an additional 0.2 million shares being included in the diluted earnings per share calculation for the year ended December 31, 2023.

A reconciliation of net earnings and average number of shares for each of the three fiscal years ended December 31, 2023 is as follows:

(In millions, except per share data)	2023 Basic	Diluted	2022 Basic	Diluted	2021 Basic	Diluted
Net earnings (loss) attributable to Hasbro, Inc.	$(1,489.3)	(1,489.3)	203.5	203.5	428.7	428.7
Average shares outstanding	138.8	138.8	138.7	138.7	138.0	138.0
Effect of dilutive securities:						
Options and other share-based awards	—	—	—	0.2	—	0.4
Equivalent shares	138.8	138.8	138.7	138.9	138.0	138.4
Net earnings (loss) per share attributable to Hasbro, Inc.	$ (10.73)	(10.73)	1.47	1.46	3.11	3.10

(2) Revenue Recognition

Contract Assets and Liabilities

In the ordinary course of business, the Company's Consumer Products, Wizards of the Coast and Digital Gaming and Entertainment segments enter into contracts to license certain of the Company's intellectual property, providing licensees right-to-use or access such intellectual property for use in the production and sale of consumer products and digital game development, and for use within content for distribution over streaming platforms and for television and film. The Company also licenses owned television and film content for distribution to third parties in formats that include broadcast, digital streaming and theatrical. Through these arrangements, the Company may receive advanced royalty payments from licensees, either in advance of a licensees' subsequent sales to customers or, prior to the completion of the Company's performance obligation. In addition, the Company's Wizards of the Coast and Digital Gaming segment may receive advanced payments from end users of its digital games at the time of the initial purchase, through in-application purchases or through subscription services. These digital gaming revenues are recognized over a period of time, determined based on either player usage patterns or the estimated playing life of the user, or when additional downloadable content is made available, or as with subscription services, ratably over the subscription term. The Company defers revenues on all licensee and digital gaming advanced payments until the respective performance obligations are satisfied. The Company records the aggregate deferred revenues as contract liabilities, with the current portion recorded within Accrued liabilities and the long-term portion recorded as Other non-current liabilities in the Company's Consolidated Balance Sheets. The Company records contract assets, primarily related to (1) minimum guarantees being recognized in advance of contractual invoicing, which are recognized ratably over the terms of the respective license periods, and (2) film and television distribution revenues recorded for content delivered, where payment will occur over the license term. The current portion of contract assets is recorded in Prepaid expenses and Other current assets, respectively, and the long-term portion is recorded within Other long-term assets.

The change in the carrying amount of contract assets and liabilities for the year ended December 31, 2023 is as follows:

(In millions)		December 31, 2023
Assets		
Balance at beginning of the year	$	594.4
Recognized in current year		478.6
Amounts reclassified [(1)]		(474.2)
Assets disposed [(2)]		(402.3)
Foreign currency impact		16.8
Ending Balance	$	213.3
Liabilities		
Balance at beginning of the year	$	113.0
Recognized in current year		460.1
Amounts in beginning balance reclassified to revenue		(89.9)
Current year amounts reclassified to revenue		(224.3)
Liabilities disposed [(1)]		(25.8)
Foreign currency impact		(2.3)
Ending Balance	$	230.8

[(1)] *These amounts are primarily related to balances reclassified to Accounts receivable.*
[(2)] *See note 3 for additional information on the sale of the eOne film and TV business.*

Unsatisfied Performance Obligations

Unsatisfied performance obligations relate primarily to in-production television content to be delivered in the future under existing agreements with partnering content providers such as broadcasters, distributors, television networks and subscription video on demand services. As of December 31, 2023, unrecognized revenue attributable to unsatisfied performance obligations expected to be recognized in the future was $11.7 million. Of this amount, we expect to recognize approximately $6.6 million in 2024 and $5.1 million in 2025. These amounts include only fixed consideration.

Accounts Receivable and Allowance for Credit Losses

The Company's balance for accounts receivable on the Consolidated Balance Sheets as of December 31, 2023 and December 25, 2022 are primarily from contracts with customers. The Company had no material expense for credit losses in the fiscal years ended 2023, 2022, or 2021.

Disaggregation of revenues

The Company disaggregates its revenues from contracts with customers by reportable segment: Consumer Products, Wizards of the Coast and Digital Gaming and Entertainment. The Company further disaggregates revenues within its Consumer Products segment by major geographic region: North America, Europe, Latin America, and Asia Pacific; within its Wizards of the Coast and Digital Gaming segment by category: Tabletop Gaming and Digital and Licensed Gaming; and within its Entertainment segment by category: Film & TV, Family Brands, and Other. Finally, the Company disaggregates its revenues by brand portfolio into four brand categories: Franchise Brands, Partner Brands, Portfolio Brands, and Non-Hasbro Branded Film & TV. We believe these collectively depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. See note 21 for additional information on disaggregation of revenues.

In addition to the required disclosures below, see further discussion of the Company's revenue recognition policy in note 1.

(3)   Sale of Non-core Entertainment One Film and TV Business

In connection with Blueprint 2.0, and after evaluating its portfolio of businesses, the Company determined that the eOne Film and TV business, which was included within the Entertainment segment, was no longer aligned with its current long-term strategy and during the third quarter of 2023, the Company entered into a definitive agreement to sell the business to Lionsgate, subject to the satisfaction of customary net working capital closing conditions and holdbacks for certain retained liabilities.

On December 27, 2023, the Company completed the sale of eOne Film and TV to Lionsgate, pursuant to the terms of an Equity Purchase Agreement dated August 3, 2023, among Hasbro and Lionsgate. Lionsgate acquired eOne Film and TV for a purchase price of $375.0 million in cash, subject to certain purchase price adjustments plus the assumption by Lionsgate of production financing loans. See note 11 for additional information.

The Company acquired eOne Film and TV through its acquisition of eOne in December 2019. Based on the value of the net assets held by the film and television business, which included goodwill and intangible assets allocated as part of the eOne acquisition, the Company recorded a pre-tax non-cash charge of $539.0 million within Loss on disposal of business on the Consolidated Statements of Operations for the year ended December 31, 2023. The Company also recorded pre-tax cash transaction expenses of $35.1 million within Selling, distribution and administration expense on the Consolidated Statements of Operations for the year ended December 31, 2023. The impairment charge was recorded within the Entertainment segment and the transaction costs were recorded within the Corporate and Other segment.

The operations of eOne Film and TV did not meet the criteria to be presented as discontinued operations in accordance with Accounting Standards Update No. 2014-08 (ASU 2014-08) Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360) - *Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity* and eOne Film and TV did not represent an individually significant component of the Company's business. As a result, income from operations before income taxes, attributable to eOne Film and TV, was recorded to the Company's Consolidated Statements of Operations, within the Entertainment segment, through the sale transaction closing date. Assets of $1.5 billion and liabilities of $542.0 million, attributable to eOne Film and TV, were de-consolidated as of the closing date and, as of December 31, 2023, there are no remaining carrying amounts within the Company's Consolidated Balance Sheets.

The following table presents the carrying amounts of the major classes of eOne Film and TV assets and liabilities sold on December 27, 2023:

(In millions)	December 27, 2023
Assets sold:	
Cash and cash equivalents	$ 54.1
Accounts receivable	87.9
Inventories	2.4
Other current assets	402.6
Property, plant and equipment	54.0
Other assets	885.0
Total assets sold	$ 1,486.0
Liabilities sold:	
Short-term borrowings	$ 100.0
Current portion of long-term debt	5.8
Accounts payable and accrued liabilities	375.9
Long-term debt	0.8
Other liabilities	59.5
Total liabilities sold	$ 542.0

The following table summarizes loss before income taxes attributable to eOne Film and TV through the date of the transaction:

(In millions)	2023 [1]	2022	2021
eOne Film and TV loss before income taxes	$ (371.6)	$ (7.3)	$ (10.3)

[1] Income before taxes includes operating results prior to the close of the sale of the Film and TV Business on December 27, 2023.

(4) Other Comprehensive Earnings (Loss)

Components of Other comprehensive earnings (loss) are presented within the Consolidated Statements of Comprehensive Earnings. The following table presents the related tax effects on changes in other comprehensive earnings (loss) for each of the three fiscal years ended December 31, 2023.

(In millions)	2023	2022	2021
Other comprehensive earnings (loss), tax effect:			
Tax benefit on unrealized holding gains	$ —	0.1	—
Tax benefit (expense) on cash flow hedging activities	2.8	(1.3)	(1.0)
Tax expense on foreign currency translation amounts	—	—	(7.2)
Tax expense on changes in unrecognized pension amounts	—	(5.9)	(1.5)
Reclassifications to earnings, tax effect:			
Tax (benefit) expense on cash flow hedging activities	(1.9)	1.6	(0.5)
Tax expense (benefit) on amortization of unrecognized pension and postretirement amounts reclassified to the consolidated statements of operations	0.1	(0.3)	(0.6)
Total tax effect on other comprehensive earnings (loss)	$ 1.0	(5.8)	(10.8)

Changes in the components of accumulated other comprehensive loss, net of tax for each of the three fiscal years ended December 31, 2023 are as follows:

(In millions)	Pension and Postretirement Amounts	Gains (Losses) on Derivative Instruments	Unrealized Holding Gains (Losses) on Available for-Sale Securities	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Earnings (Loss)
2023					
Balance at December 25, 2022	$ (3.0)	(12.0)	(0.1)	(239.8)	(254.9)
Current period other comprehensive earnings (loss)	(0.3)	(8.6)	—	59.4	50.5
Reclassifications from AOCE to earnings	(0.9)	3.8	—	—	2.9
Balance at December 31, 2023	$ (4.2)	(16.8)	(0.1)	(180.4)	(201.5)
2022					
Balance at December 26, 2021	$ (35.1)	(6.0)	0.2	(194.4)	(235.3)
Current period other comprehensive earnings (loss)	30.8	10.2	(0.3)	(45.4)	(4.7)
Reclassifications from AOCE to earnings	1.3	(16.2)	—	—	(14.9)
Balance at December 25, 2022	$ (3.0)	(12.0)	(0.1)	(239.8)	(254.9)
2021					
Balance at December 27, 2020	$ (40.7)	(22.1)	0.3	(132.5)	(195.0)
Current period other comprehensive earnings (loss)	3.4	13.5	(0.1)	(61.9)	(45.1)
Reclassifications from AOCE to earnings	2.2	2.6	—	—	4.8
Balance at December 26, 2021	$ (35.1)	(6.0)	0.2	(194.4)	(235.3)

Gains (Losses) on Derivative Instruments

As of December 31, 2023, the Company had remaining net deferred losses on foreign currency forward contracts, net of tax, of $2.5 million in AOCE. These instruments hedge payments related to inventory purchased in the fourth quarter of 2023 or forecasted to be purchased in 2024, intercompany expenses expected to be paid or received during 2024 and cash receipts for sales made at the end of the fourth quarter of 2023 or forecasted to be made in 2024. These amounts will be reclassified into the Consolidated Statements of Operations upon the sale of the related inventory or recognition of the related sales expenses.

In addition to foreign currency forward contracts, the Company entered into hedging contracts on future interest payments related to the 3.15% Notes, that were repaid in full in the aggregate principal amount of $300.0 million during 2021 (See note 11), and the 5.10% Notes due 2044. At the date of debt issuance, these contracts were terminated and the fair value on the date of settlement was deferred in AOCE and is being amortized to interest expense over the life of the related notes using the effective interest rate method. As of December 31, 2023, deferred losses, net of tax, of $14.2 million related to these instruments remained in AOCE. For the years ended December 31, 2023 and December 25, 2022, losses, net of tax of $0.7 million related to these hedging instruments were reclassified from AOCE to net earnings. For the year ended December 26, 2021, losses, net of tax of $1.0 million, respectively, related to these hedging instruments were reclassified from AOCE to net earnings.

Of the net deferred losses included in AOCE as of December 31, 2023, the Company expects net losses of approximately $2.0 million to be reclassified to the Consolidated Statements of Operations within the next 12 months. However, the amount ultimately realized in earnings is dependent on the fair value of the hedging instruments on the settlement dates.

See notes 16 and 18 for additional discussion on reclassifications from AOCE to earnings.

(5) Property, Plant and Equipment

(In millions)	2023	2022
Land and improvements	$ 3.5	3.1
Buildings and improvements	225.9	221.1
Machinery, equipment and software	706.7	672.4
	936.1	896.6
Less accumulated depreciation	618.9	654.5
	317.2	242.1
Tools, dies and molds, net of accumulated depreciation	44.7	62.4
	361.9	304.5
Right of use assets	208.4	239.6
Less accumulated depreciation	81.7	121.3
Total property, plant and equipment, net	$ 488.6	422.8

Expenditures for maintenance and repairs which do not materially extend the life of the assets are charged to operations as incurred. In 2023, 2022 and 2021 the Company recorded $127.7 million, $127.3 million and $163.3 million, respectively, of depreciation expense.

See note 17 for additional discussion on right of use assets.

(6) Goodwill and Intangible Assets

Goodwill

Changes in the carrying amount of goodwill, by operating segment, for the years ended December 31, 2023 and December 25, 2022 are as follows:

(In millions)	Consumer Products	Wizards of the Coast and Digital Gaming	Entertainment	Total
2023				
Balance at December 25, 2022	$1,584.7	371.5	1,513.9	3,470.1
Impairment during the period	—	—	(1,191.2)	(1,191.2)
Foreign exchange translation	(2.4)	0.2	2.5	0.3
Balance at December 31, 2023	$1,582.3	371.7	325.2	2,279.2
2022				
Balance at December 26, 2021	$1,584.9	307.3	1,527.4	3,419.6
Acquired during the period	—	64.7	—	64.7
Impairment during the period	—	—	(11.8)	(11.8)
Foreign exchange translation	(0.2)	(0.5)	(1.7)	(2.4)
Balance at December 25, 2022	$1,584.7	371.5	1,513.9	3,470.1

A portion of the Company's goodwill and other intangible assets reside in the Corporate segment of the business. For purposes of the goodwill impairment testing, these assets are allocated to the reporting units within the Company's operating segments.

The Company performs an annual impairment assessment on goodwill. This annual impairment assessment is performed in the fourth quarter of the Company's fiscal year. In addition, if an event occurs or circumstances change that indicate that the carrying value may not be recoverable, the Company will perform an interim impairment test at that time.

During the second quarter of 2023, the Company determined that a triggering event occurred following a downward revision of the Company's financial forecast for its Film and TV business. As a result, the Company performed a quantitative impairment test and determined that the Film and TV reporting unit within the Company's Entertainment segment was impaired. During the second quarter of 2023, the Company recorded a pre-tax non-cash impairment charge of $231.2 million as the carrying value of the Film and TV reporting unit exceeded its expected fair value, as determined using a discounted cash flow model which is primarily based on management's future revenue and cost estimates. This impairment charge was recorded within Impairment of goodwill, within the Consolidated Statement of Operations, and within the Entertainment segment for the year ended December 31, 2023.

During the fourth quarter of 2023, the Company determined that a triggering event occurred following declines in the Company's financial forecast for the Family Brands reporting unit. The downward forecast revision reflects a lower profitability forecast for the PJ MASKS franchise as described below, and a change in outlook for the Company's owned and operated production efforts that shifted the Entertainment strategy to an asset lite and partner led model. As a result, the Company performed a quantitative goodwill impairment test of the Family Brands reporting unit and determined it was impaired as its carrying value exceeded its fair value. As such, during the fourth quarter of 2023, the Company recorded a pre-tax non-cash impairment charge of $960.0 million in Impairment of goodwill, within the Consolidated Statement of Operations, and within the Entertainment segment for the year ended December 31, 2023.

During the fourth quarter of 2023, the Company performed a qualitative goodwill assessment with respect to each of its reporting units. Based on its qualitative assessments, the Company determined, other than the goodwill impairments of the Film and TV and Family Brands reporting units described above, it is not more likely than not that the carrying values exceed the fair values for any of its reporting units. As a result, during 2023 the Company concluded it was not necessary to perform a quantitative test for impairment of goodwill for any reporting unit, other than Film and TV and Family Brands as described above.

During the third quarter of 2022, the Company determined to exit certain non-core businesses within the Entertainment segment. A revaluation of the effected businesses resulted in a pre-tax non-cash goodwill impairment charge of $11.8 million, recorded within Loss on disposal of business in the Consolidated Statement of Operations, and within the Entertainment segment for the year ended December 25, 2022.

During the fourth quarter of 2022 the Company performed a qualitative goodwill assessment with respect to each of its reporting units and determined that the fair values of the Company's reporting units exceeded their carrying values. As a result of this assessment, the Company concluded that, other than the loss on disposal goodwill impairment noted above, there was no other impairment to any of its reporting units. Accordingly, no goodwill impairment was recorded as a result of the qualitative test for the year ended December 25, 2022.

In the third of quarter 2021, the Company sold eOne Music for net proceeds of $397.0 million. The Company acquired eOne Music through its acquisition of eOne in 2020. Based on the value of the net assets held by eOne Music, which included certain goodwill and intangible assets allocated to the eOne reportable segment and attributable to eOne Music, the Company recorded a pre-tax non-cash goodwill impairment charge of $108.8 million within Loss on disposal of business on the Consolidated Statements of Operations for the year ended December 26, 2021. See note 6 for details on the eOne Music goodwill impairment.

During the fourth quarter of 2021 the Company performed a quantitative goodwill assessment with respect to each of its reporting units and determined that the fair values of its reporting units exceeded their carrying values. As a result of this assessment, the Company concluded that there was no impairment to any of its reporting units. Accordingly, other than the Music goodwill impairment loss noted above, there was no goodwill impairment recorded for the year ended December 26, 2021.

Other Intangible Assets, Net

The following table represents a summary of the Company's other intangible assets, net at December 31, 2023 and December 25, 2022:

(In millions)	2023	2022
Acquired product rights	$1,763.8	2,112.1
Licensed rights of entertainment properties	45.0	45.0
Impairment	(116.0)	(281.0)
Accumulated amortization	(1,181.0)	(1,137.2)
Amortizable intangible assets	511.8	738.9
Product rights with indefinite lives	75.7	75.7
Total other intangibles assets, net	$ 587.5	814.6

Certain intangible assets relating to rights obtained in the Company's acquisition of Milton Bradley in 1984 and Tonka in 1991 are not amortized. These rights were determined to have indefinite lives and are included as product rights with indefinite lives in the table above. The Company tests these assets for impairment on an annual basis in the fourth quarter of each year or when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. The Company completed its annual impairment tests of definite-lived intangible assets in the fourth quarter of 2023 and 2022, concluding that there was no impairment of these assets. The Company's other intangible assets are amortized over their remaining useful lives, and accumulated amortization of these other intangibles is reflected in Other intangible assets, net in the accompanying Consolidated Balance Sheets.

Intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable.

During the second quarter of 2023, in connection with the Company's quantitative goodwill impairment test of its Film and TV reporting unit described above, it was determined that there was an impairment of the Company's definite-lived intangible eOne Trademark as the Film and TV reporting unit produces content under, and is synonymous with the eOne name. As a result, a non-cash intangible asset impairment charge of $65.0 million was recorded in Selling, distribution and administration expense, within the Entertainment segment, within the Consolidated Statements of Operations for the year ended December 31, 2023.

During the fourth quarter of 2023, due to challenging retail conditions and competitive market conditions leading to a reduction in brand profitability, the Company lowered its future revenue and costs estimates associated with its PJ MASKS brand as determined using a discounted cash flow model. As a result, the Company performed a quantitative goodwill impairment test of the PJ MASKS definite-lived intangible asset and determined it was impaired as its carrying value exceeded its fair value. As such, the Company recorded a $51.0 million impairment charge, recorded in Selling, distribution and administration within the Entertainment segment for the year ended December 31, 2023.

During the fourth quarter of 2022, following the decision to cancel certain projects in conjunction with the Company's strategy shift, it was determined that there was a partial impairment of the Company's definite-lived Power Rangers intangible asset. As a result, a charge of $281.0 million was recorded during the fourth quarter of 2022 within Selling, distribution and administration in the Corporate and Other segment.

There were no other triggering events in 2023 or 2022 that would indicate the Company's intangible assets were impaired.

The Company will continue to incur amortization expense related to the use of acquired and licensed rights to produce various products. A portion of the amortization of these product rights will fluctuate depending on brand activation, related revenues during an annual period and future expectations, as well as rights reaching the end of their useful lives. The Company currently estimates amortization expense related to the above intangible assets for the next five years to be approximately:

	(In millions)
2024	$ 68.1
2025	65.5
2026	57.6
2027	57.6
2028	57.5

(7) Equity Method Investment

The Company owns an interest in a joint venture, Discovery Family Channel (the "Network"), with Warner Bros. Discovery, Inc. ("Discovery"). The Company has determined that it does not meet the control requirements to consolidate the Network and accounts for the investment using the equity method of accounting. The Network was established to create a cable television network in the United States dedicated to high-quality children's and family entertainment. In October 2009, the Company purchased an initial 50% share in the Network for a payment of $300.0 million and certain future tax payments based on the value of certain tax benefits expected to be received by the Company. On September 23, 2014, the Company and Discovery amended their relationship with respect to the Network and Discovery increased its equity interest in the Network to 60% while the Company retained a 40% equity interest in the Network.

As of December 31, 2023 and December 25, 2022, the Company's investment in the Network totaled $102.0 million and $120.8 million, respectively.

During the Fourth quarter of 2023, the Company reviewed its investment in the Network for impairment. Due to decreases in forecasted revenues, the Company concluded that the fair value of the Company's interest in the joint venture was less than its carrying value. As a result, the Company recorded an impairment loss of $1.3 million in Other expense (income), net in the Consolidated Statements of Operations for the year ended December 31, 2023.

The Company utilized the discounted cash flow method under the income approach to estimate the fair value of the Network, which requires assumptions and estimates that include: future annual cash flows, income tax rates, discount rates, estimated growth rates, and other market factors. Accelerating changes in the cable distribution industry, including technological changes and expanding options for digital content offerings, has resulted in the fragmentation of viewership, declines in subscribers to the traditional cable bundle, and pricing pressure. These factors led to the lower valuation of the Network as compared to its carrying value. During the fourth quarter of 2022 the Company reviewed its investment with Discovery for impairment and determined that the fair value of the Company's interest in the joint venture exceeded its carrying value, and as such, concluded that there was no impairment in its investment in the Network at that time.

The Company's share in the earnings of the Network for the years ended December 31, 2023, December 25, 2022 and December 26, 2021 totaled $10.9 million, $8.1 million and $20.8 million, respectively, and is included as a component of Other expense (income), net in the Consolidated Statements of Operations. The Company also enters into certain other transactions with the Network. During 2023, 2022 and 2021, these transactions were not material.

In connection with the September 23, 2014 amendment, the Company and Discovery entered into an option agreement to acquire the Company's remaining 40% ownership in the Network, exercisable during the one-year period following December 31, 2021. During 2022 the Company and Discovery further amended the agreement by extending the option exercise window through March 2025. As of December 31, 2023, the Company had not exercised the option to acquire the remaining ownership in the Network. The exercise price of the option agreement is based upon 80% of the then fair market value of the Network, subject to a fair market value floor. At December 31, 2023 and December 25, 2022, the fair market value of this option was $1.7 million and was included as a component of Other liabilities. There were no material changes to the option's value in 2023 or 2022.

The Company also has a related liability due to Discovery under the existing tax sharing agreement. The balance of the associated liability, including imputed interest, was $9.0 million and $14.4 million at December 31, 2023 and December 25, 2022, respectively, and is included as a component of Other liabilities in the accompanying Consolidated Balance Sheets. During 2022 the Company recognized income of $0.7 million related to this liability due to changes in the Company's 2021 income tax rate that resulted in adjustments to future payments owed to the Network. There were no such adjustments made during 2023. During 2023, 2022 and 2021, the Company made payments to Discovery under this tax sharing agreement in the amount of $5.7 million, $5.4 million and $5.3 million, respectively. See note 20 for more information on estimated future payments in relation to the Company's Discovery tax sharing agreement.

(8) Investments in Productions and Investments in Acquired Content Rights

Investments in productions and investments in acquired content rights are predominantly monetized on a title-by-title basis and are recorded within Other assets in the Company's Consolidated Balance Sheets, to the extent they are considered recoverable against future revenues. These amounts are being amortized to program cost amortization using a model that reflects the consumption of the asset as it is released through various channels including broadcast licenses, theatrical release and home entertainment. Amounts capitalized are reviewed periodically on an individual film basis and any portion of the unamortized amount that appears not to be recoverable from future net revenues is expensed as part of program cost amortization during the period the loss becomes evident.

Programming costs are included in Other assets and consist of the following at December 31, 2023 and December 25, 2022:

(In millions)	2023 [1]	2022
Investment in Films and Television Programs:		
Individual monetization		
Released, net of amortization	$ 74.7	584.5
Completed and not released	5.1	23.3
In production	27.1	199.4
Pre-production	10.4	41.3
	117.3	848.5
Film/TV group monetization		
Released, net of amortization	26.0	25.8
In production	23.6	22.2
	49.6	48.0
Investment in other programming:		
Released, net of amortization	16.1	9.8
In production	0.8	11.8
Pre-production	0.8	3.3
	17.7	24.9
Total program investments	$ 184.6	921.4

[1] Investments in productions and investments in acquired content totaling $734.8 million have been removed from the Company's balance sheet as of December 31, 2023, in connection with the sale of the eOne Film and TV business completed on December 27, 2023. See note 3 for additional information.

The Company recorded $448.9 million of program cost amortization related to released programming during 2023, consisting of the following:

(In millions)	Investment in Production	Investment in Content	Total
Program cost amortization	$ 400.7	48.2	448.9

Based on management's total revenue estimates as of December 31, 2023, the Company's expected future amortization expenses for capitalized programming costs over the next three years are as follows:

(In millions)	2024	2025	2026
Estimated Future Amortization Expense:			
Individual monetization			
Released	$ 10.1	11.6	6.4
Film/TV group monetization			
Released	15.4	16.7	25.2
Total	$ 25.5	28.3	31.6

In the normal course of its business, the Company also enters into contracts related to obtaining right of first refusal ("first look deals") to purchase, distribute, or license certain entertainment projects or content. See note 20 for more information on the Company's expected future payments for first look deals.

(9) Financing Arrangements

As of December 31, 2023, Hasbro had available an unsecured revolving credit agreement (see Amended Revolving Credit Agreement below) in the amount of $1.25 billion and unsecured uncommitted lines of credit from various banks approximating $95.6 million. The Company had no outstanding short-term borrowings under, or supported by, these lines of credit as of December 31, 2023. Substantially all of the Company's short-term borrowings held at the end of 2022 represented borrowings made under, or supported by, these lines of credit. The weighted average interest rate of the outstanding borrowings under the uncommitted lines of credit as of December 25, 2022 was 3.3%. The Company had no borrowings outstanding under its committed line of credit as of December 31, 2023 and December 25, 2022. During 2023 and 2022, Hasbro's working capital needs were primarily fulfilled by cash available and cash generated from operations, and to a lesser extent, in 2023, the Company issued commercial paper as described below.

During the second half of 2019, in preparation for the Company's acquisition of eOne, the Company completed the following debt and equity financings: (i) the issuance of senior unsecured Notes in an aggregate principal amount of $2.4 billion, (ii) the issuance of 10.6 million shares of common stock at a public offering price of $95.00 per share and (iii) $1.0 billion in term loans provided by a Term Loan Agreement (the "Term Loan Agreement") entered into with Bank of America, N.A., as administrative agent, and certain financial institutions, as lenders, pursuant to which such lenders committed to provide, contingent on completion of the eOne acquisition and certain other customary conditions to funding, facilities consisting of a three-year senior unsecured term loan facility in an aggregate principal amount of $400.0 million and a five-year senior unsecured term loan facility in an aggregate principal amount of $600.0 million. On December 30, 2019, the Company completed the acquisition of eOne and on that date, borrowed the full amount of $1.0 billion under the Term Loan facilities. As of December 31, 2023, the Company has repaid the full aggregate principal amount of $400.0 million on the three-year term loan facility and the full aggregate principal amount of $600.0 million on the five-year term loan facility. See note 11 for further discussion on the Term Loan Agreement.

In September 2023, the Company entered into a third amended and restated revolving credit agreement with Bank of America, as administrative agent, swing line lender, a letter of credit issuer and a lender and certain other financial institutions, as lenders thereto (the "Amended Revolving Credit Agreement"), which provides the Company with commitments having a maximum aggregate principal amount of $1.25 billion. The Amended Revolving Credit Agreement contains certain financial covenants setting forth leverage and coverage requirements, and certain other limitations typical of an investment grade facility, including with respect to liens, mergers and incurrence of indebtedness. It also provides for a potential additional incremental commitment increase of up to $500.0 million subject to agreement of the lenders.

Loans under the revolving credit facility bear interest, at the Company's option, at either the Adjusted Term Benchmark Rate (determined in accordance with the Amended Revolving Credit Agreement), the Base Rate (determined in accordance with the Amended Revolving Credit Agreement) or the Daily Benchmark Rate (determined in accordance with the Amended Revolving Credit Agreement). In each case there is also a spread added to the rate, which fluctuates based upon the more favorable of the Company's long-term debt ratings and the Company's leverage. The Company is also required to pay a commitment fee in respect to the unused commitments under the facility, the rate for which is also determined based upon the more favorable of the Company's long-term debt ratings and leverage. The Amended Revolving Credit Agreement extends through September 20, 2028.

The Amended Revolving Credit Agreement contains affirmative and negative covenants typical of this type of facility, including: (a) restrictions on the Company's and its domestic subsidiaries' ability to allow liens on their assets, (b) restrictions on the incurrence of indebtedness, (c) restrictions on the Company's and certain of its subsidiaries' ability to engage in certain mergers, (d) the requirement that the Company maintain a Consolidated Interest Coverage Ratio of no less than 3.00:1.00 as of the end of any fiscal quarter and (e) the requirement that the Company maintain: a Consolidated Total Leverage Ratio of no more than (1) 3.50:1.00 for the quarter ended December 31, 2023 and thereafter and on and after the sale of eOne Film and TV to Lionsgate, a Consolidated Net Total Leverage Ratio of no more than (i) 4.00:1.00 for each of the quarters ended September 30, 2023 and December 31, 2023, (ii) 3.75:1.00 for each of the first, second and fourth fiscal quarters of each year (other than 2023) and (iii) 4.00:1:00 for the third fiscal quarter of each year (other than 2023).

The Company was in compliance with all covenants as of and for the year ended December 31, 2023. The Company had no borrowings outstanding under its committed revolving credit facility as of December 31, 2023.

The Company also has an agreement with a group of banks providing a commercial paper program (the "Program"). Under the Program, at the Company's request and subject to market conditions, the banks may either purchase from the Company, or arrange for the sale by the Company of, unsecured commercial paper notes. Borrowings under the Program are supported by the aforementioned unsecured committed line of credit and the Company may issue notes from time to time up to an aggregate principal amount outstanding at any given time of $1.0 billion. The maturities of the notes may vary but may not exceed 397 days. The notes are sold under customary terms in the commercial paper market and will be issued at a discount to par, or alternatively, will be sold at par and will bear varying interest rates based on a fixed or floating rate basis. The interest rates will vary based on market conditions and the ratings assigned to the notes by the credit rating agencies at the time of issuance. Subject to market conditions, the Company intends to utilize the Program as its primary short-term borrowing facility and does not intend to sell unsecured commercial paper notes in excess of the available amount under the revolving credit agreement discussed below. If, for any reason, the Company is unable to access the commercial paper market, the Company intends to use the revolving credit agreement to meet the Company's short-term liquidity needs. During the second quarter and third quarter of 2023, the Company issued and repaid intra-quarter commercial paper notes under the Program, to meet certain of its short-term liquidity needs. As of December 31, 2023 and December 25, 2022, the Company did not have any notes outstanding under the Program.

During November 2021, the Company secured a senior revolving film and television production credit facility (the "RPCF") with MUFG Union Bank, N.A., as administrative agent and lender and certain other financial institutions, as lenders thereto (the "Revolving Production Financing Agreement") which provided the Company with commitments having a maximum aggregate principal amount of $250.0 million. The Revolving Production Financing Agreement also provided the Company with the option to request a commitment increase up to an aggregate additional amount of $150.0 million subject to agreement of the lenders. The Company used the RPCF to fund certain of the Company's original film and TV production costs, however, the RPCF was assumed by Lionsgate effective upon the closing of the sale of the eOne Film and TV business in the fourth quarter of 2023.

The Company also has a supplier finance program which provides participating suppliers the option of receiving payment in advance of an invoice due date, to be paid by certain administering banks, on the basis of invoices that the Company has confirmed as valid and approved. The Company's obligation is to make payment in the invoice amount negotiated with participating suppliers, to the administering banks on the invoice due date. The Company's suppliers are not required to participate in the supplier finance program. The early payment transactions between the Company's supplier and the administering bank are subject to an agreement between those parties, and the Company does not participate in any financial aspect of the agreements between the Company's suppliers and the administering banks. The Company has not pledged any assets to the administering bank under the supplier financing program. The Company or the administering bank may terminate the agreement upon at least 30 days' written notice.

The amount of obligations confirmed under the program that remain unpaid by the Company were $43.3 million, and $76.1 million as of December 31, 2023 and December 25, 2022, respectively. These obligations are presented within Accounts payable in our condensed Consolidated Balance Sheets. The activity related to this program is reflected within the operating activities section of the condensed Consolidated Statements of Cash Flows.

(10) Accrued Liabilities

Components of accrued liabilities for the fiscal years ended on December 31, 2023 and December 25, 2022 are as follows:

(In millions)	2023	2022
Royalties	$ 286.8	195.4
Cancellation charges	118.9	89.2
Deferred revenue	101.6	111.3
Dividends	97.2	96.7
Payroll and management incentives	85.6	66.7
Severance	83.7	100.3
Other taxes	68.7	82.1
Accrued income taxes	61.6	44.8
General vendor accruals	51.9	44.3
Advertising	45.0	53.2
Participations and residuals	34.0	300.2
Current lease liability	30.5	39.6
Interest	29.9	31.0
Defined contribution plans	29.7	30.0
Freight	22.9	28.5
Insurance	13.3	11.0
Professional fees	12.4	13.6
Accrued expenses IIC & IIP	0.7	80.8
Other	41.4	88.1
Total accrued liabilities	$1,215.8	1,506.8

(11) Long-Term Debt

Components of Long-term debt for the fiscal years ended on December 31, 2023 and December 25, 2022 are as follows:

(In millions)	2023		2022	
	Carrying Cost	Fair Value	Carrying Cost	Fair Value
3.90% Notes Due 2029	$ 900.0	839.8	900.0	808.2
3.55% Notes Due 2026	675.0	641.0	675.0	635.3
3.00% Notes Due 2024	500.0	488.4	500.0	482.2
6.35% Notes Due 2040	500.0	520.1	500.0	498.4
3.50% Notes Due 2027	500.0	472.2	500.0	465.8
5.10% Notes Due 2044	300.0	271.6	300.0	261.1
6.60% Debentures Due 2028	109.9	116.0	109.9	112.1
Variable % Notes Due December 30, 2024 [(1)]	—	—	310.0	310.0
Production Financing Facilities [(2)]	—	—	53.2	53.2
Total long-term debt	3,484.9	3,349.1	3,848.1	3,626.3
Less: Deferred debt expenses	19.1	—	23.7	—
Less: Current portion	500.0	—	113.2	—
Long-term debt	$2,965.8	3,349.1	3,711.2	3,626.3

[(1)] *During the fourth quarter of 2023, the Company paid the remaining principal balance of $250.0 million of the Variable % Notes Due December 30, 2024.*

[(2)] *The Company's production financing facilities were assumed by Lionsgate effective upon the closing the sale of the eOne Film and TV business in the fourth quarter of 2023. See note 3 for additional information.*

In November 2019, in conjunction with the Company's acquisition of eOne, the Company issued an aggregate of $2.4 billion of senior unsecured debt securities (the "Notes") consisting of the following tranches: $300.0 million of notes due 2022 (the "2022 Notes") that bear interest at a fixed rate of 2.60%, $500.0 million of notes due 2024 (the "2024 Notes") that bear interest at a fixed rate of 3.00%, $675.0 million of notes due 2026 (the "2026 Notes") that bear interest at a fixed rate of 3.55% and $900.0 million of notes due 2029 (the "2029 Notes") that bear interest at a fixed rate of 3.90%. Net proceeds from the issuance of the Notes, after deduction of $20.0 million of underwriting discount and fees, totaled $2.4 billion. These costs are being amortized over the life of the Notes outstanding, which range from five years to ten years from the date of issuance.

The Notes bear interest at the stated rates but may be subject to upward adjustment if the credit rating of the Company is reduced by Moody's or Standard & Poors. The adjustment can be from 0.25% to 2.00% based on the extent of the ratings decrease. The Company may redeem the Notes at its option at the greater of the principal amount of the Notes or the present value of the remaining scheduled payments discounted using the effective interest rate on applicable U.S. Treasury bills at the time of repurchase, plus (1) 25 basis points (in the case of the 2024 Notes); (2) 30 basis points (in the case of the 2026 Notes); and (3) 35 basis points (in the case of the 2029 Notes). In addition, on and after October 19, 2024 for the 2024 Notes, September 19, 2026 for the 2026 Notes and August 19, 2029 for the 2029 Notes, such series of Notes will be redeemable, in whole at any time or in part from time to time, at the Company's option at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus any accrued and unpaid interest.

In September 2019, the Company entered into the $1.0 billion Term Loan Agreement consisting of (1) a three-year senior unsecured term loan facility in an aggregate principal amount of $400.0 million (the "Three-Year Tranche") and (2) a five-year senior unsecured term loan facility in an aggregate principal amount of $600.0 million (the "Five-Year Tranche" and together with the Three-Year Tranche, the "Term Loan Facilities"). The full amount of the Term Loan Facilities were drawn down on December 30, 2019, the closing date of the eOne acquisition. The Three-Year Tranche loan notes were fully repaid as of the Company's fiscal year ended December 26, 2021. During 2022, the Company made $50.0 million principal balance and principal amortization payments totaling $37.5 million on the Five-Year Tranche loan notes. During 2023, the Company made principal amortization payments totaling $60.0 million on the Five-year Tranche loan notes, and repaid the remaining $250.0 million principal balance of the Five-Year Tranche loans using the proceeds received from the sale of eOne Film and TV.

The Company may redeem its 5.10% notes due in 2044 (the "2044 Notes") at its option, at the greater of the principal amount of the notes or the present value of the remaining scheduled payments, discounted using the effective interest rate on applicable U.S. Treasury bills at the time of repurchase.

Current portion of long-term debt at December 31, 2023 of $500.0 million, as shown on the Consolidated Balance Sheet, represents the principal balance of the 3.00% Notes due 2024. All of the Company's other long-term borrowings have contractual maturities that occur subsequent to 2025.

The Company's long-term borrowings have the following future contractual maturities:

Future long-term borrowings contractual payments	(In millions)
2024	$ 500.0
2025	—
2026	675.0
2027	500.0
2028	109.9
2029 and thereafter	1,700.0
	$ 3,484.9

The fair values of the Company's long-term debt are considered Level 3 fair values (see note 14 for further discussion of the fair value hierarchy) and are measured using the discounted future cash flows method. In addition to the debt terms, the valuation methodology includes an assumption of a discount rate that approximates the current yield on a similar debt security. This assumption is considered an unobservable input in that it reflects the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability. The Company believes that this is the best information available for use in the fair value measurement.

Production Financing

Prior to the sale of the eOne Film and TV business to Lionsgate, the Company used production financing to fund certain of its television and film productions which were arranged on an individual production basis by either special purpose production subsidiaries, each secured by the assets and future revenues of such production subsidiaries, which were non-recourse to the Company's assets, or through a senior revolving credit facility dedicated to production financing.

Production financing facilities typically have maturities of less than two years, while the titles are in production, and are repaid once delivered and all credits, broadcaster pre-sales and international sales have been received. As of December 25, 2022, $195.6 million of production financing facilities was included within Current liabilities in the Company's Consolidated Balance Sheets. Effective upon the closing of the sale of the eOne Film and TV business in the fourth quarter of 2023, the Company's senior revolving credit facility dedicated to production financing and all outstanding individual production loans were assumed by Lionsgate. As such, the Company had no production financing outstanding as of December 31, 2023.

The following table represents the movements in production financing loans during 2023:

(In millions)	Production Financing
December 25, 2022	$ 195.6
Drawdowns	117.4
Repayments	(206.7)
Removed with sale of eOne film and TV [1]	(105.8)
Foreign exchange differences	(0.5)
Balance at December 31, 2023	$ —

[1] See note 3 for additional information on the sale of the eOne Film and TV business.

(12)   Income Taxes

The components of Earnings (loss) before income taxes, determined by tax jurisdiction, are as follows:

(In millions)	2023	2022	2021
United States	$ (356.9)	17.0	236.8
International	(1,352.2)	244.5	345.1
Total earnings (loss) before income taxes	$ (1,709.1)	261.5	581.9

Income taxes attributable to Earnings (loss) before income taxes are:

(In millions)	2023	2022	2021
Current			
United States	$ (29.0)	85.9	52.3
State and local	(6.4)	18.0	15.4
International	57.6	84.7	50.1
	22.2	188.6	117.8
Deferred			
United States	(36.3)	(105.7)	7.1
State and local	(3.0)	(16.6)	(0.3)
International	(204.2)	(7.8)	22.0
	(243.5)	(130.1)	28.8
Total income (benefit) taxes	$ (221.3)	58.5	146.6

A reconciliation of the statutory United States federal income tax rate to Hasbro's effective income tax rate is as follows:

	2023	2022	2021
Statutory income tax rate	21.0%	21.0 %	21.0 %
State and local income taxes, net	0.5	1.2	1.5
Tax on international earnings	6.7	(4.0)	(1.1)
Domestic tax on foreign earnings	1.3	(6.5)	(1.7)
Change in unrecognized tax benefits	(0.3)	3.1	(3.4)
U.S. capital loss	22.0	—	—
Change in valuation allowance	(23.3)	9.7	(1.6)
Share-based compensation	(0.3)	1.4	(0.6)
Research and development tax credits	0.3	(3.5)	(1.1)
Deferred tax rate change	—	—	6.5
Officers' compensation	(0.3)	1.9	1.9
Loss on disposal of business	(3.4)	1.5	3.9
Goodwill impairments	(11.8)	—	—
Other, net	0.5	(3.4)	(0.1)
	12.9 %	22.4 %	25.2 %

Tax impact on reconciling items is opposite of the expected result due to the pretax loss in 2023.

The components of deferred income tax expense (benefit) arise from various temporary differences and relate to items included in the Consolidated Statements of Operations as well as items recognized in other comprehensive earnings. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2023 and December 25, 2022 are as follows:

(In millions)	2023	2022
Deferred tax assets:		
Accounts receivable	$ 31.8	28.8
Inventories	33.2	22.6
Loss and credit carryforwards	461.9	175.3
Operating leases	3.5	11.2
Operating expenses	19.1	29.9
Pension	6.9	9.1
Other compensation	46.4	50.7
Postretirement benefits	5.9	5.7
Interest rate hedge	4.8	4.5
Tax sharing agreement	0.3	0.3
Deferred revenue	0.4	4.4
Capitalized research and experimentation	100.6	81.2
Depreciation and amortization of long-lived assets	192.0	63.2
Interest expense limitation	28.7	—
Other	3.7	11.7
Gross deferred tax assets	939.2	498.6
Deferred tax liabilities:		
Depreciation and amortization of long-lived assets	108.0	125.0
Equity method investment	19.0	14.9
Operating leases	1.1	9.3
Prepaid expenses	4.0	4.4
Other	22.8	15.4
Gross deferred tax liabilities	154.9	169.0
Valuation allowance	(432.0)	(189.8)
Net deferred income taxes	$ 352.3	139.8

In May 2019, a public referendum held in Switzerland approved the Swiss Federal Act on Tax Reform and AHV Financing ("TRAF") proposals previously approved by the Swiss Parliament. The Swiss tax reform measures were effective on January 1, 2020. During 2023, the Company concluded its discussions with the tax authorities in Switzerland as to the application of the grandfathering rules related to TRAF. This has resulted in the recording of a deferred tax asset of $135.6 million related to tax intangibles that will be amortized over time. This treatment applies starting in 2021.

As of December 31, 2023, the Company has loss and credit carryforwards of $461.9 million, which is an increase of $286.6 million from $175.3 million at December 25, 2022. The most significant amount of the loss and credit carryforwards as of December 31, 2023 relates to U.S. capital losses of $375.6 million resulting from the sale of the eOne Film and TV business during 2023. Other significant loss and credit carryforwards relate to tax attributes of entities that have historically operated at losses in certain jurisdictions, as well as certain state tax attributes. The U.S. capital loss has a carryforward period of five years and will expire if not utilized before 2029. Some U.S. federal, state and international loss and credit carryforwards expire at various dates throughout 2024 while others have an indefinite carryforward period.

The recoverability of these future tax deductions and credits is evaluated by assessing the adequacy of future expected taxable income from all sources, including taxable income in prior carryback years, reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. To the extent the Company does not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is generally established. To the extent that a valuation allowance was established and it is subsequently determined that it is more likely than not that the deferred tax assets will be recovered, the change in the valuation allowance is recognized in the Consolidated Statements of Operations.

The Company has a valuation allowance for certain net deferred tax assets at December 31, 2023 of $432.0 million, which is an increase of $242.2 million from $189.8 million at December 25, 2022. The increase primarily pertains to a U.S. capital loss resulting from the sale of the Company's eOne Film and TV business, for which the Company recorded a valuation allowance of $364.8 million in 2023. The increase was offset by a decrease to the valuation allowance related to entities in certain jurisdictions which were sold as part of the sale of the eOne Film and TV business.

As of December 31, 2023 and December 25, 2022, the Company's net deferred income taxes are recorded in the Consolidated Balance Sheets as follows:

(In millions)	2023	2022
Other assets	$427.9	262.1
Other liabilities	(75.6)	(122.3)
Net deferred income taxes	$352.3	139.8

We previously considered the earnings in our non-U.S. subsidiaries to be indefinitely reinvested and, accordingly, recorded no deferred income taxes. However, the Tax Cuts and Jobs Act (the "Tax Act") enacted on December 22, 2017 gave the Company more flexibility to manage cash globally. The Company still has significant cash needs outside the United States and continues to consistently monitor and analyze its global working capital and cash requirements. However, we intend to repatriate substantially all of our accumulated foreign earnings when appropriate. As of December 31, 2023, we have recorded $3.2 million of foreign withholding and U.S. state income tax liability. The Company has not finalized the timing of any actual cash distributions or the specific amounts and therefore we could still be subject to some additional foreign withholding taxes and U.S. state income taxes. We will record these additional tax effects, if any, in the period that we complete our analysis and are able to make a reasonable estimate.

A reconciliation of unrecognized tax benefits, excluding potential interest and penalties, for the fiscal years ended 2023, 2022, and 2021 is as follows:

(In millions)	2023	2022	2021
Balance at beginning of year	$ 77.8	50.6	67.8
Gross increases in prior period tax positions	11.9	0.9	0.6
Gross decrease from disposition	(10.4)	—	—
Gross decreases in prior period tax positions	(23.4)	(0.2)	(12.0)
Gross increases in current period tax positions	3.8	28.6	4.6
Decrease related to settlements with tax authorities	(8.4)	—	(2.7)
Decreases from the expiration of statute of limitations	(11.4)	(2.1)	(7.7)
Balance at end of year	$ 39.9	77.8	50.6

Unrecognized tax benefits as of December 31, 2023, December 25, 2022 and December 26, 2021 were $39.9 million, $77.8 million, and $50.6 million, respectively, and are recorded within Other liabilities, Prepaid expenses and other current assets, and Other assets in the Company's Consolidated Balance Sheets. If recognized, these tax benefits may have affected our income tax provision for fiscal years 2023, 2022, and 2021 by approximately $46.0 million, $53.0 million, and $46.0 million, respectively.

During 2023, 2022, and 2021, the Company recognized $5.8 million, $2.2 million, and $2.6 million, respectively, of potential interest and penalties, which are included as a component of Income taxes in the accompanying Consolidated Statements of Operations. As of December 31, 2023, December 25, 2022, and December 26, 2021, the Company had accrued potential interest and penalties of $6.2 million, $8.8 million, and $7.3 million, respectively.

The Company and its subsidiaries file income tax returns in the United States and various state and international jurisdictions. In the normal course of business, the Company is regularly audited by U.S. federal, state and local and international tax authorities in various tax jurisdictions. The Company is no longer subject to U.S. federal income tax examinations for years before 2017. With few exceptions, the Company is no longer subject to U.S. state or local and non-U.S. income tax examinations by tax authorities in its major jurisdictions for years before 2017. The Company is currently under income tax examination by the Internal Revenue Service and in several U.S. state and local and non-U.S. jurisdictions.

The Company believes it is reasonably possible that a decrease of approximately $0.0 million— $4.0 million in gross unrecognized tax benefits may be necessary within the coming year as a result of expected tax return settlements and lapse of statute of limitations.

(13) Capital Stock

The Company has a long history of increasing shareholder value through its share repurchase program. Purchases of the Company's common stock may be made from time to time, subject to market conditions, and may be made in the open market or through privately negotiated transactions. The Company has no obligation to repurchase shares under the authorization and the time, actual number, and the value of the shares which are repurchased will depend on a number of factors, including the price of the Company's common stock. As part of this initiative, since 2005, the Company's Board of Directors adopted numerous share repurchase authorizations with a cumulative authorized repurchase amount of $4.3 billion. The most recent authorization for the repurchase of up to $500.0 million in common stock was approved in May 2018. As a result of the financing activities related to the eOne acquisition, the Company suspended its share repurchase program to prioritize deleveraging, and did not repurchase any shares during 2021. In April 2022, given the Company's progress towards reducing debt, the Company resumed its share repurchase activity and repurchased approximately 1.4 million shares at a total cost of $125.0 million and at an average price of $87.46 per share. In 2023, the Company has been focused on increasing strategic investment in its most valuable and profitable franchises, while exiting certain non-core businesses, and as such, no shares were repurchased. As of December 31, 2023, $241.6 million remained under the current authorization.

(14)   Fair Value of Financial Instruments

The Company measures certain financial instruments at fair value. The fair value hierarchy consists of three levels: Level 1 fair values are based on quoted market prices in active markets for identical assets or liabilities that the entity has the ability to access; Level 2 fair values are those based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. There have been no transfers between levels within the fair value hierarchy.

As of December 31, 2023 and December 25, 2022, the Company had the following assets and liabilities measured at fair value in its Consolidated Balance Sheets (excluding assets for which the fair value is measured using net asset value per share):

			Fair Value Measurements Using		
(In millions)		Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2023					
Assets:					
Available-for-sale securities	$	1.1	1.1	—	—
Derivatives		0.7	—	0.7	—
Total assets	$	1.8	1.1	0.7	—
Liabilities:					
Derivatives	$	3.9	—	3.9	—
Option agreement		1.7	—	—	1.7
Total liabilities	$	5.6	—	3.9	1.7
December 25, 2022					
Assets:					
Available-for-sale securities	$	1.7	1.7	—	—
Derivatives		7.9	—	7.9	—
Total assets	$	9.6	1.7	7.9	—
Liabilities:					
Derivatives	$	2.9	—	2.9	—
Option agreement		1.7	—	—	1.7
Total liabilities	$	4.6	—	2.9	1.7

Available-for-sale securities include equity securities of one company quoted on an active public market.

The Company's derivatives consist of foreign currency forward and option contracts. The Company uses current forward rates of the respective foreign currencies to measure the fair value of these contracts. The Company's option agreement relates to an equity method investment in Discovery Family Channel. The option agreement is included in Other liabilities as of December 31, 2023 and December 25, 2022, and is valued using an option pricing model based on the fair value of the related investment. Inputs used in the option pricing model include volatility and fair value of the underlying company which are considered unobservable inputs as they reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability. The Company believes that this is the best information available for use in the fair value measurement. See note 7 for more information on the Company's investment in the Discovery Family Channel.

The following is a reconciliation of the beginning and ending balances of the fair value measurements of the Company's financial instruments which use significant unobservable inputs (Level 3):

(In millions)	2023	2022
Balance at beginning of year	$ (1.7)	(1.7)
Balance at end of year	$ (1.7)	(1.7)

(15) Stock Options, Other Stock Awards and Warrants

The Company has reserved 8.7 million shares of its common stock for issuance upon exercise of options and other awards granted or to be granted under stock incentive plans for employees and for non-employee members of the Board of Directors (collectively, the "plans"). These awards generally vest and are expensed in equal annual amounts over three to five years. The plans provide that options be granted at exercise prices not less than the market value of the underlying common stock on the date the option is granted and options and share awards are adjusted for such changes as stock splits and stock dividends. Options are exercisable for periods of no more than seven years after date of grant. Upon exercise in the case of stock options, grant in the case of restricted stock or vesting in the case of performance based contingent stock and restricted stock unit grants, shares are issued out of available treasury shares. The Company's current plan permits the granting of awards in the form of stock, stock appreciation rights, stock awards and cash awards in addition to stock options.

Total compensation expense related to stock options, restricted stock units, including those awards made to non-employee members of its Board of Directors, and stock performance awards for the years ended December 31, 2023, December 25, 2022 and December 26, 2021 was $71.9 million, $81.3 million and $97.8 million, respectively, and was recorded as follows:

(In millions)	2023	2022	2021
Product development	$ 7.0	4.8	3.7
Selling, distribution and administration	64.9	76.5	94.1
Total stock compensation expense before income taxes	71.9	81.3	97.8
Income tax benefit	9.2	9.0	10.2
Total stock compensation expense after income taxes	$62.7	72.3	87.6

The following table represents total stock compensation expense, net of performance adjustments, by award type related to stock performance awards, restricted stock units, stock options and awards made to non-employee members of the Company's Board of Directors, for the years ended December 31, 2023, December 25, 2022 and December 26, 2021:

(In millions)	2023	2022	2021
Stock performance awards	$ 15.8	9.6	26.9
Restricted stock units	47.8	60.7	50.9
Stock options	7.0	8.9	18.4
Non-employee awards	1.3	2.1	1.6
Total stock compensation expense before income taxes	71.9	81.3	97.8
Income tax benefit	9.2	9.0	10.2
Total compensation expense after income taxes	$ 62.7	72.3	87.6

Stock Performance Awards

In 2023, 2022 and 2021, as part of its annual equity grant to executive officers and certain other employees, the Company issued contingent stock performance awards (the "Stock Performance Awards"). These awards provide the recipients with the ability to earn shares of the Company's common stock based on the Company's achievement of stated cumulative operating performance targets over the three fiscal years ended December 2025, December 2024, and December 2023 for the 2023, 2022 and 2021 awards, respectively. The 2021 and 2022 Stock Performance Awards are measured based on achieving targets set for diluted earnings per share, revenue and return on invested capital ("ROIC"). The 2023 Stock Performance Awards are measured based on achieving targets set for diluted earnings per share and ROIC, in addition to a relative Total Shareholder Return ("TSR") modifier ranking as compared to the S&P 500, to determine the number of shares earned at the end of the performance period. The ultimate amount of the award may vary from 0% to 200% of the target number of shares, depending on the cumulative results achieved.

Information with respect to Stock Performance Awards for 2023, 2022 and 2021 is as follows:

(In millions, except per share data)	2023	2022	2021
Outstanding at beginning of year	0.8	0.7	0.6
Granted	0.7	0.4	0.2
Forfeited	(0.2)	(0.1)	—
Canceled	(0.1)	—	(0.1)
Vested	(0.2)	(0.2)	—
Outstanding at end of year	1.0	0.8	0.7
Weighted average grant-date fair value:			
Granted	$ 56.00	88.77	96.06
Forfeited	$ 74.06	80.77	—
Canceled	$ 56.49	—	77.33
Vested	$ 56.49	86.90	—
Outstanding at end of year	$ 70.15	78.15	75.74

Shares canceled in 2023 and 2021 represent Stock Performance Awards granted during 2020 and 2019, respectively, that were canceled based on the failure to meet the targets set forth by the agreements.

Stock Performance Awards are valued at the market value of the underlying common stock at the dates of grant and are expensed over the performance period. On a periodic basis, the Company reviews the actual and forecasted performance of the Company against the stated targets for each award. The total expense is adjusted upward or downward based on the expected number of shares to be issued as defined in the respective stock performance award agreement. If minimum targets as detailed under the award are not met, no additional compensation expense will be recognized and any previously recognized compensation expense will be reversed. During 2023, 2022 and 2021, the Company recognized expense, net of performance adjustments, of $15.8 million, $9.6 million and $26.9 million, respectively, relating to Stock Performance Awards. The expense recognized in 2021 included $7.6 million of additional stock expense associated with the contractual acceleration of outstanding performance share awards upon the passing of the Company's former CEO. As of December 31, 2023, the amount of total unrecognized compensation cost related to these awards is approximately $34.0 million and the weighted average period over which this will be expensed is 23 months.

Restricted Stock Units

The Company, as part of its annual equity grant to executive officers and certain other employees, issues restricted stock or grants restricted stock units. These shares or units are nontransferable and subject to forfeiture for periods prescribed by the Company. These awards are valued at the market value of the underlying common stock at the date of grant and are subsequently amortized over the periods during which the restrictions lapse, generally three years. During 2023, 2022 and 2021, the Company recognized compensation expense, net of forfeitures, on these awards of $47.8 million, $60.7 million and $50.9 million, respectively. The expense recognized in 2021 included $6.0 million of additional stock expense associated with the contractual acceleration of outstanding restricted stock awards upon the passing of the Company's former CEO. As of December 31, 2023, the amount of total unrecognized compensation cost related to restricted stock units is $67.1 million and the weighted average period over which this will be expensed is 23 months.

Information with respect to the remaining Restricted Stock Awards and Restricted Stock Units for 2023, 2022 and 2021 is as follows:

(In millions, except per share data)	2023	2022	2021
Outstanding at beginning of year	1.2	1.1	1.0
Granted	1.2	0.7	0.7
Forfeited	(0.2)	(0.1)	(0.1)
Vested	(0.6)	(0.5)	(0.5)
Outstanding at end of year	1.6	1.2	1.1
Weighted average grant-date fair value:			
Granted	$ 56.80	86.41	91.06
Forfeited	$ 74.22	91.18	85.88
Vested	$ 90.32	91.33	91.42
Outstanding at end of year	$ 66.08	88.85	91.78

Stock Options

Information with respect to stock options for each of the three fiscal years ended December 31, 2023 is as follows:

(In millions, except per share data)		2023	2022	2021
Outstanding at beginning of year		1.8	2.9	2.8
Granted		1.4	0.6	0.6
Exercised		—	(0.8)	(0.5)
Expired or forfeited		(0.9)	(0.9)	—
Outstanding at end of year		2.3	1.8	2.9
Exercisable at end of year		0.9	0.8	2.1
Weighted average exercise price:				
Granted	$	55.92	94.89	90.31
Exercised	$	—	85.60	65.12
Expired or forfeited	$	81.22	97.16	95.59
Outstanding at end of year	$	75.24	93.62	92.15
Exercisable at end of year	$	93.96	92.95	92.05

With respect to the 2.3 million outstanding options and 0.9 million options exercisable at December 31, 2023, the weighted average remaining contractual life of these options was 4.86 years and 3.07 years, respectively, all of which have no intrinsic value.

The Company uses the Black-Scholes valuation model in determining the fair value of stock options. The expected life of the options used in this calculation is the period of time the options are expected to be outstanding and has been determined based on historical exercise experience. The weighted average fair value of options granted in fiscal 2023, 2022 and 2021 was $12.73, $22.10 and $21.30, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the fiscal years 2023, 2022 and 2021:

	2023	2022	2021
Risk-free interest rate	4.44 %	1.79 %	0.50 %
Expected dividend yield	4.95 %	2.95 %	3.01 %
Expected volatility	38 %	37 %	38 %
Expected option life	3 years	4 years	4 years

The intrinsic values, which represent the difference between the fair market value on the date of exercise and the exercise price of the option, for the options exercised in fiscal 2022 and 2021 were $13.6 million and $16.0 million, respectively. No options were exercised during fiscal 2023.

As of December 31, 2023, the amount of total unrecognized compensation cost related to stock options was $14.1 million and the weighted average period over which this will be expensed is 23 months.

Non-Employee Awards

In 2023, 2022 and 2021, the Company granted 28,000, 24,000 and 17,000 shares of common stock, respectively, to its non-employee members of its Board of Directors. Of these shares, the receipt of 14,000 shares from the 2023 grant, 12,000 shares from the 2022 grant and 10,000 shares from the 2021 grant has been deferred to the date upon which the respective director ceases to be a member of the

Company's Board of Directors. These awards were valued at the market value of the underlying common stock at the date of grant and vested upon grant. In connection with these grants, compensation cost of $1.3 million, $2.1 million and $1.6 million was recorded in Selling, distribution and administration expense for the fiscal years ended 2023, 2022 and 2021, respectively.

(16) Pension, Postretirement and Postemployment Benefits

Pension and Postretirement Benefits

The Company recognizes an asset or liability for each of its defined benefit pension plans equal to the difference between the projected benefit obligation of the plan and the fair value of the plan's assets. Actuarial gains and losses and prior service costs that have not yet been included in income are recognized in the Consolidated Balance Sheets in AOCE. Reclassifications to earnings from AOCE related to pension and postretirement plans are recorded to Other expense (income).

Expenses related to the Company's defined benefit pension and defined contribution plans for 2023, 2022 and 2021 were approximately $44.9 million, $45.5 million and $49.3 million, respectively. Of these amounts, $40.9 million, $39.5 million and $42.7 million, respectively, related to defined contribution plans in the United States and certain international subsidiaries. The remainder of the expense relates to defined benefit pension plans discussed below.

United States Plans

Prior to 2008, substantially all United States employees were covered under at least one of several non-contributory defined benefit pension plans maintained by the Company. Benefits under the two major plans which principally covered non-union employees, were based primarily on salary and years of service. Benefits under the remaining plans are based primarily on fixed amounts for specified years of service. In 2007, for the two major plans covering its non-union employees, the Company froze benefits being accrued effective at the end of December 2007. Following the August 2015 sale of its manufacturing facility in East Longmeadow, MA, the Company elected to freeze benefits related to its major plan covering union employees. Effective January 1, 2016, the plan covering union employees merged with and into the Hasbro Inc. Pension Plan, and ceased to exist as a separate plan on that date.

In February 2018, the Compensation Committee of the Company's Board of Directors approved a resolution to terminate the Company's U.S. defined benefit pension plan ("U.S. Pension Plan"). During the first quarter of 2018 the Company commenced the U.S. Pension Plan termination process and received regulatory approval during the fourth quarter of 2018. During the second quarter of 2019, the Company settled all remaining benefits directly with vested participants electing a lump sum payout, and purchased a group annuity contract from Massachusetts Mutual Life Insurance Company to administer all future payments to remaining U.S. Pension Plan participants. The U.S. Pension Plan's net funded asset position was sufficient to cover the lump sum payments and the purchase of the group annuity contract and settle all other remaining benefit obligations with no additional cost to the Company. After the settlement of the benefit obligations and payment of expenses, the Company had excess assets in the U.S. Pension Plan of approximately $20.2 million. The Company elected to utilize the remaining surplus after payment of administrative expenses for the Company's future matching contributions under the Company's 401(k) plan. The Company made a transfer of $19.5 million to the Company's 401(k) plan which occurred in February 2020, with the remainder transferred in November 2021. Upon settlement of the pension liability, which occurred in May 2019, the Company recognized a non-operating settlement charge of $110.8 million, with an additional settlement charge of $0.2 million in December 2019, related to pension losses, reclassified from Accumulated other comprehensive loss to Other (income) expense in the Company's Consolidated Statements of Operations, adjusted for market conditions and settlement costs at benefit distribution.

During 2020, the Company merged its employee retirement agreements, which had beginning benefit liabilities of $14.8 million, with its remaining US pension plans.

As of December 31, 2023, the measurement date, the Company's remaining plans were unfunded with an aggregate accumulated and projected benefit obligation of $30.1 million.

The Company also provides certain postretirement health care and life insurance benefits to eligible employees who retired prior to January 1, 2020 and have either attained age 65 with 5 years of service or age 55 with 10 years of service. The cost of providing these benefits on behalf of employees who retired prior to 1993 has been substantially borne by the Company. The cost of providing benefits to all eligible employees who retire after 1992 is borne by the employee. The plan is not funded. During the fourth quarter of 2019, with the approval of the Compensation Committee of the Company's Board of Directors, the Company announced the elimination of the contributory postretirement health and life insurance coverage for employees whose retirement eligibility begins after December 31, 2019.

As of December 31, 2023, the Company had unrecognized gains related to its remaining U.S. pension and postretirement plans of $1.4 million.

Reconciliations of the beginning and ending balances for the projected benefit obligation, the fair value of plan assets and the funded status are included below for the years ended December 31, 2023 and December 25, 2022.

		Pension		Postretirement	
(In millions)		2023	2022	2023	2022
Change in Projected Benefit Obligation					
Projected benefit obligation — beginning	$	30.3	41.6	19.6	28.1
Interest cost		1.6	1.1	1.1	0.8
Actuarial loss (gain)		1.5	(9.3)	1.1	(7.6)
Benefits paid		(3.3)	(3.1)	(1.6)	(1.7)
Plan amendments		—	—	—	—
Projected benefit obligation — ending	$	30.1	30.3	20.2	19.6
Accumulated benefit obligation — ending	$	30.1	30.3	20.2	19.6
Change in Plan Assets					
Fair value of plan assets — beginning	$	—	—	—	—
Fair value of plan assets — ending	$	—	—	—	—
Reconciliation of Funded Status					
Projected benefit obligation	$	(30.1)	(30.3)	(20.2)	(19.6)
Fair value of plan assets		—	—	—	—
Funded status		(30.1)	(30.3)	(20.2)	(19.6)
Unrecognized prior service cost (credit)		—	—	(0.6)	(0.9)
Unrecognized net loss (earnings)		4.6	3.2	(2.6)	(3.8)
Net amount	$	(25.5)	(27.1)	(23.4)	(24.3)
Accrued liabilities	$	(3.0)	(3.0)	(1.5)	(1.5)
Other liabilities		(27.1)	(27.3)	(18.7)	(18.0)
Accumulated other comprehensive (earnings) loss		4.6	3.2	(3.2)	(4.8)
Net amount	$	(25.5)	(27.1)	(23.4)	(24.3)

Assumptions used to determine the year-end pension and postretirement benefit obligations are as follows:

	2023	2022
Pension		
Weighted average discount rate	5.23 %	5.61 %
Mortality table	PriH-2012/Scale MP - 2021	PriH-2012/Scale MP - 2021
Postretirement		
Discount rate	5.20 %	5.58 %
Health care cost trend rate assumed for next year	6.75 %	7.00 %
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.00 %	5.00 %
Year that the rate reaches the ultimate trend	2031	2031

The following presents detail of the components of the net periodic benefit cost for the three years ended December 31, 2023.

(In millions)	2023	2022	2021
Components of Net Periodic Cost			
Pension			
Service cost	$ —	—	—
Interest cost	1.6	1.1	1.1
Expected return on assets	—	—	—
Amortization of actuarial loss	—	0.8	1.0
Curtailment/Settlement losses	—	—	0.5
Net periodic benefit cost	$ 1.6	1.9	2.6
Postretirement			
Interest cost	$ 1.1	0.8	0.8
Amortization of service cost	(0.3)	(0.3)	—
Amortization of actuarial loss	(0.2)	0.1	—
Net periodic benefit cost	$ 0.6	0.6	0.8

Assumptions used to determine net periodic benefit cost of the pension plan and postretirement plan for each fiscal year follow:

	2023	2022	2021
Pension			
Weighted average discount rate	5.61 %	2.91 %	2.51 %
Long-term rate of return on plan assets	N/A	N/A	N/A
Postretirement			
Discount rate	5.58 %	3.03 %	2.72 %
Health care cost trend rate assumed for next year	7.00 %	6.00 %	6.25 %
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.00 %	5.00 %	5.00 %
Year that the rate reaches the ultimate trend rate	2031	2025	2025

Expected benefit payments under the defined benefit pension plans and the postretirement benefit plan for the next five years subsequent to 2023 and in the aggregate for the following five years are as follows:

(In millions)	Pension	Postretirement
2024	$ 3.1	$ 1.6
2025	3.0	1.6
2026	2.9	1.5
2027	2.8	1.5
2028	2.7	1.5
2029-2033	12.0	6.8

International Plans

Pension coverage for employees of Hasbro's international subsidiaries is provided, to the extent deemed appropriate, through separate defined benefit and defined contribution plans. As of December 31, 2023 and December 25, 2022, the defined benefit plans had total projected benefit obligations of $83.4 million and $77.8 million, respectively, and fair values of plan assets of $78.8 million and $71.0 million, respectively. Substantially all of the plan assets are invested in equity and fixed income securities. The pension expense related to these plans was $1.3 million, $3.1 million and $4.0 million in 2023, 2022 and 2021, respectively. In fiscal 2024, the Company expects an immaterial amount of unrecognized net losses, amortization of prior service costs and unrecognized transition obligation to be included as a component of net periodic benefit cost.

Expected benefit payments under the international defined benefit pension plans for the five years subsequent to 2023 and in the aggregate for the five years thereafter are as follows: 2024: $3.2 million; 2025: $2.9 million; 2026: $3.2 million; 2027: $3.4 million; 2028: $7.3 million; and 2029 through 2033: $23.7 million.

Postemployment Benefits

Hasbro has several plans covering certain groups of employees, which may provide benefits to such employees following their period of active employment but prior to their retirement. These plans include certain severance plans which provide benefits to employees involuntarily terminated and certain plans which continue the Company's health and life insurance contributions for employees who have left Hasbro's employ under terms of its long-term disability plan.

(17) Leases

The Company occupies offices and uses certain equipment under various operating lease arrangements. The Company has no finance leases. The leases have remaining terms of 1 to 15 years, some of which include options to extend lease terms or options to terminate current lease terms at certain times, subject to notice requirements set out in the lease agreement. Payments under certain of the lease agreements may be subject to adjustment based on a consumer price index or other inflationary indices. The lease liability for such lease agreements as of the adoption date, was based on fixed payments as of the adoption date. Any adjustments to these payments based on the related indices will be recorded to expense as incurred. Leases with an expected term of 12 months or less are not capitalized. Lease expense under such leases is recorded straight line over the life of the lease. The Company capitalizes non-lease components for equipment leases, but expenses non-lease components as incurred for real estate leases.

The rent expense under such arrangements and similar arrangements that do not qualify as leases under ASU 2016-02, net of sublease income amounted to $89.5 million, $93.9 million and $88.2 million, respectively, for each of the years ended 2023, 2022 and 2021, and was not material to the Company's financial statements nor were expenses related to short term leases (expected term less than twelve months) or variable lease payments during those same periods.

All leases expire prior to 2039. Real estate taxes, insurance and maintenance expenses are generally obligations of the Company. Operating leases often contain renewal options. In those locations in which the Company continues to operate, management expects that, in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

Information related to the Company's leases for the years ended December 31, 2023 and December 25, 2022 is as follows:

(In millions)	Year Ended December 31, 2023		Year Ended December 25, 2022	Year Ended December 26, 2021
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	48.6	52.4	53.4
Right-of-use assets obtained in exchange for lease obligations:				
Operating leases net of lease modifications	$	87.8	5.8	28.4
Weighted Average Remaining Lease Term:				
Operating leases		7.1 years	4.4 years	5.6 years
Weighted Average Discount Rate:				
Operating leases		3.8 %	3.4 %	3.0 %

The following is a reconciliation of future undiscounted cash flows to the operating liabilities, and the related right of use assets, included in our Consolidated Balance Sheets as of December 31, 2023:

(In millions)	Year Ended December 31, 2023
2024	$ 45.2
2025	40.3
2026	33.0
2027	22.8
2028	18.2
2029 and thereafter	52.5
Total future lease payments	212.0
Less imputed interest	60.4
Present value of future operating lease payments	151.6
Less current portion of operating lease liabilities [1]	30.5
Non-current operating lease liability [2]	121.1
Operating lease right-of-use assets, net [3]	$ 126.7

[1] Included in Accrued liabilities on the Consolidated Balance Sheets
[2] Included in Other liabilities on the Consolidated Balance Sheets
[3] Included in Property, plant and equipment on the Consolidated Balance Sheets

(18) Derivative Financial Instruments

Hasbro uses foreign currency forward and option contracts to mitigate the impact of currency rate fluctuations on firmly committed and projected future foreign currency transactions. These over-the-counter contracts, which hedge future currency requirements related to purchases of inventory, product sales, television and film production cost and production financing facilities (see note 11) as well as other cross-border transactions not denominated in the functional currency of the business unit, are primarily denominated in United States and Hong Kong dollars, and Euros. All contracts are entered into with a number of counterparties, all of which are major financial institutions. The Company believes that a default by a single counterparty would not have a material adverse effect on the financial condition of the Company. Hasbro does not enter into derivative financial instruments for speculative purposes.

Cash Flow Hedges

All of the Company's designated foreign currency forward contracts are considered to be cash flow hedges. These instruments hedge a portion of the Company's currency requirements associated with anticipated inventory purchases, product sales and other cross-border transactions in 2024.

As of December 31, 2023 and December 25, 2022, the notional amounts and fair values of the Company's foreign currency forward and option contracts designated as cash flow hedging instruments were as follows:

(In millions)	2023		2022	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Hedged transaction				
Inventory purchases	$ 129.9	(1.7)	166.3	(2.7)
Sales	89.7	(0.2)	99.2	1.2
Production financing and other	31.7	(0.5)	116.8	1.5
Total	$ 251.3	(2.4)	382.3	—

The Company has a master agreement with each of its counterparties that allows for the netting of outstanding forward contracts. The fair values of the Company's foreign currency forward contracts designated as cash flow hedges are recorded in the Consolidated Balance Sheets at December 31, 2023 and December 25, 2022 as follows:

(In millions)	2023	2022
Prepaid expenses and other current assets		
Unrealized gains	$ 0.5	4.3
Unrealized losses	(0.1)	(1.8)
Net unrealized gains	$ 0.4	2.5
Other assets		
Unrealized gains	$ —	0.3
Unrealized losses	—	—
Net unrealized gains	$ —	0.3
Accrued liabilities		
Unrealized gains	$ 0.7	1.6
Unrealized losses	(3.5)	(4.4)
Net unrealized losses	$ (2.8)	(2.8)

Net gains (losses) on cash flow hedging activities have been reclassified from other comprehensive earnings (loss) to net earnings for the years ended December 31, 2023, December 25, 2022 and December 26, 2021 as follows:

(In millions)	2023	2022	2021
Consolidated Statements of Operations Classification			
Cost of sales	$ (1.1)	17.3	(4.7)
Net revenues	0.2	2.3	1.0
Other	(2.2)	(0.9)	2.0
Net realized (losses) gains	$ (3.1)	18.7	(1.7)

Undesignated Hedges

The Company also enters into foreign currency forward contracts to minimize the impact of changes in the fair value of intercompany loans due to foreign currency changes. The Company does not use hedge accounting for these contracts as changes in the fair values of these contracts are substantially offset by changes in the fair value of the intercompany loans. The Company does not use hedge accounting for these contracts as changes in the fair values of these contracts are offset by changes in the fair value of the balance sheet items. As of December 31, 2023 and December 25, 2022, the total notional amounts of the Company's undesignated derivative instruments were $340.5 million and $765.6 million, respectively.

As of December 31, 2023 and December 25, 2022, the fair value of the Company's undesignated derivative financial instruments are recorded in the Consolidated Balance Sheets as follows:

(In millions)		2023	2022
Prepaid expenses and other current assets			
Unrealized gains	$	0.3	10.9
Unrealized losses		—	(5.9)
Net unrealized gains	$	0.3	5.0
Accrued liabilities			
Unrealized gains	$	1.4	—
Unrealized losses		(2.5)	—
Net unrealized losses	$	(1.1)	—
Total unrealized (losses) gains, net	$	(0.8)	5.0

The Company recorded net gains of $23.4 million, $42.1 million and $4.6 million on these instruments to Other expense (income), net for 2023, 2022 and 2021, respectively, relating to the change in fair value of such derivatives, substantially offsetting gains and losses from the change in fair value of intercompany loans to which the instruments relate.

For additional information related to the Company's derivative financial instruments see notes 4 and 14.

(19) Restructuring Actions

During 2018 and 2020, the Company took certain restructuring actions including headcount reduction aimed at right-sizing the Company's cost-structure and integration actions related to the acquisition of eOne. As of December 31, 2023, the Company had a remaining balance of $2.5 million in severance and other employee expenses related to these programs included within other accrued liabilities in the Consolidated Balance Sheets, after making payments of $2.6 million in fiscal 2023. Substantially all of the remaining cash payments related to these programs are expected to be made by the end of 2024.

During 2022, in support of Blueprint 2.0, Hasbro announced an Operational Excellence program ("the Program"), an ongoing enterprise-wide initiative intended to improve our business through specialized organizational programs that include targeted cost-savings, supply chain transformation and certain other restructuring actions designed to drive growth and enhance shareholder value. In January 2023, in connection the Program we announced the elimination of approximately 1,000 positions from our global workforce, or approximately 15% of global full-time employees. In December 2023, following a further review of the Company's cost structure and organizational design, the Company announced additional strategic steps to position the business for future growth, including a revised organizational structure as well as additional headcount reductions. The Company's organizational structure changes will result in the reallocation of people and resources, which will include voluntary early retirement for certain groups of employees and additional involuntary reductions in employees ("Additional Actions"). The Company currently anticipates that approximately 900 incremental positions will be eliminated as part of the Additional Actions, which are expected to be substantially completed over the next 18 to 24 months.

Charges related to the Program were recorded in Selling, distribution and administration expense within Corporate and Other. These actions are expected to be substantially complete by the end of 2024. Going forward, the Company may implement further cost-saving initiatives under the Program that could result in additional restructuring charges including severance and other employee charges.

As of December 31, 2023, the liability balance associated with Program related restructuring actions consisted of severance payments recorded within Other accrued liabilities in the Consolidated Balance Sheets as follows:

(In millions)	Total
Operational Excellence:	
Balance at December 25, 2022	84.9
2023 charges	38.2
2023 payments	(41.9)
Balance at December 31, 2023	81.2

The following table presents the restructuring charges incurred to date under the Program, along with the estimated charges expected to be incurred on approved initiatives under the plan as of December 31, 2023:

(In millions)	Total
Operational Excellence:	
Charges incurred to date	132.3
Estimated charges to be incurred on approved initiatives	—
Total expected charges on approved initiatives	132.3

(20) Commitments and Contingencies

Hasbro had unused open letters of credit and related instruments of approximately $13.3 million and $11.9 million at December 31, 2023 and December 25, 2022, respectively.

The Company enters into license agreements with strategic partners, inventors, designers and others for the use of intellectual properties in its products. Certain of these agreements contain provisions for the payment of guaranteed or minimum royalty amounts. Under terms of existing agreements as of December 31, 2023, Hasbro may, provided the other party meets their contractual commitment, be required to pay amounts as follows: 2024: $108.6 million; 2025: $103.5 million; 2026: $73.2 million; 2027: $34.0 million; 2028: $5.0 million; and thereafter: $5.0 million. As of December 31, 2023, the Company had $19.0 million of prepaid royalties, all of which are included in prepaid expenses and other current assets.

Interest payment obligations on the Company's fixed-rate long-term debt are as follows: 2024: $145.9 million; 2025: $130.9 million; 2026: $130.9 million; 2027: $104.0 million; 2028: $87.0 million; and thereafter: $632.1 million. See note 11 for information on repayment terms for the Company's variable rate term loans.

The Company enters into contracts with certain partners which among other things, provide the Company with the right of first refusal to purchase, distribute, or license certain entertainment projects or content. As of December 31, 2023, the Company estimates that it may be obligated to pay $3.9 million and $1.5 million in 2024 and 2025, respectively, related to such agreements.

In connection with the Company's agreement to form a joint venture with Discovery, the Company is obligated to make future payments to Discovery under a tax sharing agreement. The Company estimates these payments may total approximately $9.9 million and may range from approximately $0.4 million to $6.4 million per year during the period 2024 to 2026, with no remaining payments due thereafter. These payments are contingent upon the Company having sufficient taxable income to realize the expected tax deductions of certain amounts related to the joint venture.

As of December 31, 2023, the Company estimates payments related to inventory and tooling purchase commitments may total approximately $157.3 million.

Hasbro is party to certain legal proceedings, as well as certain asserted and unasserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

See note 17 for additional information on the Company's future lease payment commitments. See note 11 for additional information on the Company's long-term debt and production financing repayments.

(21) Segment Reporting

Segment and Geographic Information

Hasbro is a toy and game company with a broad portfolio of brands and entertainment content spanning toys, games, licensed products ranging from traditional to digital, as well as film and television entertainment. The Company's reportable segments are Consumer Products, Wizards of the Coast and Digital Gaming, Entertainment, and Corporate and Other.

The Consumer Products segment engages in the sourcing, marketing and sales of toy and game products around the world. The Consumer Products business also promotes the Company's brands through the out-licensing of our trademarks, characters and other brand and intellectual property rights to third parties, through the sale of branded consumer products such as toys and apparel. Additionally, through license agreements with third parties, we develop and sell products based on popular third-party brands. The Wizards of the Coast and Digital Gaming business engages in the promotion of the Company's brands through the development of trading card, role-playing and digital game experiences based on Hasbro and Wizards of the Coast games. Additionally, we out-license certain of our brands to other third-party digital game developers who transform Hasbro brand-based characters and other intellectual properties, into digital gaming experiences. The Entertainment segment engages in the development and production of Hasbro-branded entertainment content including film, television, children's programming, digital content and live entertainment focused on Hasbro-owned properties.

Segment performance is measured at the operating profit level. Included in Corporate and Other are certain corporate expenses, including the elimination of intersegment transactions and certain assets benefiting more than one segment. Intersegment sales and transfers are reflected in management reports at amounts approximating cost. Certain shared costs, including global development and marketing expenses and corporate administration, are allocated to segments based upon expenses and foreign exchange rates fixed at the beginning of the year, with adjustments to actual expenses and foreign exchange rates included in Corporate and Other. The accounting policies of the segments are the same as those referenced in note 1.

Results shown for fiscal years 2023, 2022 and 2021 are not necessarily those which would be achieved if each segment was an unaffiliated business enterprise.

Information by segment and a reconciliation to reported amounts are as follows:

(In millions)	Revenues from External Customers	Affiliate Revenue	Depreciation and Amortization	Capital Additions	Total Assets
2023					
Consumer Products [a]	$2,886.4	279.9	130.0	60.0	6,456.2
Wizards of the Coast and Digital Gaming	1,457.6	183.6	27.8	122.5	4,340.5
Entertainment [a][b]	659.3	51.8	28.5	0.4	3,507.7
Corporate and Other [b]	—	(515.3)	24.4	26.4	(7,763.5)
Consolidated Total	$5,003.3	—	210.7	209.3	6,540.9
2022					
Consumer Products [a]	$3,572.5	396.7	152.5	87.0	5,757.7
Wizards of the Coast and Digital Gaming	1,325.1	172.5	14.6	52.5	2,968.7
Entertainment [a][b]	959.1	57.5	43.8	6.9	6,273.3
Corporate and Other [b]	—	(626.7)	21.6	27.8	(5,703.8)
Consolidated Total	$5,856.7	—	232.5	174.2	9,295.9
2021					
Consumer Products	$ 3,981.6	465.4	112.4	73.1	4,925.5
Wizards of the Coast and Digital Gaming	1,286.6	121.6	48.5	35.1	1,585.1
Entertainment [b]	1,152.2	61.5	96.6	6.2	6,052.8
Corporate and Other [b]	—	(648.5)	22.6	18.3	(2,525.6)
Consolidated Total	$6,420.4	—	280.1	132.7	10,037.8

(In millions)	2023	2022	2021
Operating profit (loss)			
Consumer Products	$ (64.7)	217.3	401.4
Wizards of the Coast and Digital Gaming	525.7	538.3	547.0
Entertainment [b]	(1,911.5)	22.7	(91.8)
Corporate and Other [b][c]	(88.3)	(370.6)	(93.3)
Operating profit (loss)	(1,538.8)	407.7	763.3
Interest expense	186.3	171.0	179.7
Interest income	(23.0)	(11.8)	(5.4)
Other non-operating expense (income)	7.0	(13.0)	7.1
Earnings (loss) before income taxes	$ (1,709.1)	261.5	581.9

HASBRO, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(a) Beginning in 2022, the Company has allocated certain of the intangible amortization costs related to the assets acquired in the eOne Acquisition, between the Consumer Products and Entertainment segments.

(b) Certain long-term assets, including property, plant and equipment, goodwill and other intangibles, which benefit multiple operating segments, are included in both Entertainment and Corporate and Other. Allocations of certain Corporate and Other expenses, related to these assets are made to the individual operating segments at the beginning of the year based on budgeted amounts. Any differences between actual and budgeted amounts are reflected in Corporate and Other because allocations are translated from the U.S. Dollar to local currency at budgeted rates when recorded. Corporate and Other also includes the elimination of inter-company balance sheet amounts.

(c) Corporate and Other Operating profit (loss) includes Operational Excellence related transformation office and consulting fees of $35.3 million for the year ended December 31, 2023, which are recorded within Selling, distribution and administration costs within the Consolidated Statements of Operations. Third party consultants were engaged to assist the Company in performing a comprehensive review of operations and developing a transformation plan designed to support the organization in identifying, realizing, and capturing savings through the identification of organizational initiatives intended to create efficiencies and improve business processes and operations. The consultants assisted in providing benchmark data and are currently assisting with the design of an improved operating model and supply chain function. The Company expects this consulting assistance to conclude in 2024 in line with the planning stages of the final components of the transformation plan. Corporate and Other Operating Profit (loss) includes other consulting expense of $24.7 million for the year ended December 25, 2022, as well as incentive compensation for all periods presented.

The following table represents consolidated Consumer Products segment net revenues by major geographic region for the three fiscal years ended December 31, 2023.

(In millions)	2023	2022	2021
North America	$ 1,649.1	2,064.8	2,315.9
Europe	669.5	899.5	1,067.7
Asia Pacific	256.3	293.4	310.1
Latin America	311.5	314.8	287.9
Net revenues	$ 2,886.4	3,572.5	3,981.6

The following table represents consolidated Wizards of the Coast and Digital Gaming segment net revenues by category for the three fiscal years ended December 31, 2023:

(In millions)	2023	2022	2021
Tabletop Gaming	$ 1,072.5	1,067.0	950.6
Digital and Licensed Gaming	385.1	258.1	336.0
Net revenues	$ 1,457.6	1,325.1	1,286.6

The following table represents consolidated Entertainment segment net revenues by category for the three fiscal years ended December 31, 2023.

(In millions)	2023	2022	2021
Film and TV	$ 575.5	837.6	932.5
Family Brands	83.8	79.4	132.9
Music and Other	—	42.1	86.8
Net revenues	$ 659.3	959.1	1,152.2

The following table presents consolidated net revenues by brand portfolio for the three fiscal years ended December 31, 2023.

(In millions)	2023	2022	2021
Franchise Brands	$ 3,256.5	3,350.8	3,541.9
Partner Brands	687.8	1,052.0	1,161.0
Portfolio Brands	521.3	625.2	719.8
Non-Hasbro Branded Film & TV	537.7	828.7	997.7
Net revenues	$ 5,003.3	5,856.7	6,420.4

Net revenue from Hasbro's Total Gaming category, including all gaming revenues, most notably DUNGEONS & DRAGONS, MAGIC: THE GATHERING and Hasbro Gaming, totaled $2,074.4 million, $1,997.5 million and $2,098.9 million for the years ended December 31, 2023, December 25, 2022 and December 26, 2021, respectively, of which MAGIC: THE GATHERING contributed $1,085.8 million, $1,065.2 million and $992.1 million.

Information as to Hasbro's operations in different geographical areas is presented below on the basis the Company uses to manage its business. Net revenues are categorized based on the location of the customer, while long-lived assets (property, plant and equipment, goodwill and other intangibles) are categorized based on their location.

(In millions)	2023	2022	2021
Net revenues			
United States	$ 3,010.1	3,544.2	3,898.9
International	1,993.2	2,312.5	2,521.5
	$ 5,003.3	5,856.7	6,420.4
Long-lived assets			
United States	$ 1,153.7	1,042.3	1,359.6
International	2,201.6	3,665.3	3,653.0
	$ 3,355.3	4,707.6	5,012.6

Principal international markets include Europe, Canada, Mexico and Latin America, Australia, China and Hong Kong. Long-lived assets include property, plant and equipment, goodwill and other intangibles.

HASBRO, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Other Information

Hasbro markets its tangible products primarily to customers in the retail sector. Although the Company closely monitors the creditworthiness of its customers, adjusting credit policies and limits as deemed appropriate, a substantial portion of its customers' ability to discharge amounts owed is generally dependent upon the overall retail economic environment.

In 2023 and 2022 the Company's largest customers were Walmart, Inc. and Amazon.com, Inc. with sales to each of these customers amounting to 11% of consolidated net revenues in 2023 and 11% and 10%, respectively, of consolidated net revenues during 2022. In 2021 sales to these customers amounted to 13% and 11%, respectively, of consolidated net revenues. Net revenues from the Company's major customers are reported within the Consumer Products segment, Wizards of the Coast & Digital Gaming segment and the Entertainment segment.

Hasbro purchases certain components used in its manufacturing process and certain finished products from manufacturers in the Far East. The Company's reliance on external sources of manufacturing can be shifted, over a period of time, to alternative sources of supply for products it sells, should such changes be necessary. However, if the Company were prevented from obtaining products from a substantial number of its current Far East suppliers due to political, labor or other factors beyond its control, the Company's operations would be disrupted, potentially for a significant period of time, while alternative sources of product were secured. The imposition of trade sanctions, tariffs, border adjustment taxes or other measures by the United States or the European Union against a class of products imported by Hasbro from, or the loss of "normal trade relations" status with, China, or other countries where we manufacture products, or other factors which increase the cost of manufacturing in China, or other countries where we manufacture products, such as higher labor costs or an appreciation in the Chinese Yuan, could significantly disrupt our operations and/or significantly increase the cost of the products which are manufactured and imported into other markets.

The Company has agreements which allow it to develop and market products based on properties owned by third parties including its license with Marvel Entertainment, LLC and Marvel Characters B.V. (together "Marvel") and its license with Lucas Licensing Ltd. and Lucasfilm Ltd. (together "Lucas"). These licenses have multi-year terms and provide the Company with the right to market and sell designated classes of products based on Marvel's portfolio of brands, including SPIDER-MAN and THE AVENGERS, and Lucas's STAR WARS brand. Both Marvel and Lucas are owned by The Walt Disney Company.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2023. Based on the evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act. Hasbro's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Hasbro's management assessed the effectiveness of its internal control over financial reporting as of December 31, 2023. In making its assessment, Hasbro's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control-Integrated Framework (2013)". Based on this assessment, Hasbro's management concluded that, as of December 31, 2023, its internal control over financial reporting is effective based on those criteria. Hasbro's independent registered public accounting firm has issued an audit report on internal control over financial reporting, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Hasbro, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Hasbro, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and December 25, 2022, the related consolidated statements of operations, comprehensive earnings, shareholders' equity and redeemable noncontrolling interests, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement schedule II—valuation and qualifying accounts (collectively, the consolidated financial statements), and our report dated February 28, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Providence, Rhode Island
February 28, 2023

Changes in Internal Controls

There were no changes in the Company's internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act, during the quarter ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 9B. *Other Information.*

Trading Plans

During the period ended December 31, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) and (c) of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

Certain of the information required by this item is contained under the captions "Election of Directors", "Governance of the Company" and, if applicable, under "Delinquent Section 16(a) Reports" in the Company's definitive proxy statement for the 2024 Annual Meeting of Shareholders and is incorporated herein by reference.

The information required by this item with respect to executive officers of the Company is included in Part I, Item 1. *Business*, of this Form 10-K under the caption "Our Executive Officers" and is incorporated herein by reference.

The Company has a Code of Conduct, which is applicable to all of the Company's employees, officers and directors, including the Company's Chief Executive Officer, Chief Financial Officer and Controller. A copy of the Code of Conduct is available on the Company's website under the Corporate, Investors, Corporate Governance tabs. The Company's investor website address is http://hasbro.gcs-web.com. Although the Company does not generally intend to provide waivers of or amendments to the Code of Conduct for its Chief Executive Officer, Chief Financial Officer, Controller, or other officers or employees, information concerning any waiver of or amendment to the Code of Conduct for the Chief Executive Officer, Chief Financial Officer, Controller, or any other executive officers or directors of the Company, will be promptly disclosed on the Company's website in the location where the Code of Conduct is posted.

The Company has also posted on its website, in the Corporate Governance location referred to above, copies of its Corporate Governance Principles and of the charters for its (i) Audit Committee, (ii) Compensation Committee, (iii) Finance and Capital Allocation Committee, (iv) Nominating, Governance and Social Responsibility Committee, and (v) Cybersecurity and Data Privacy Committee of its Board of Directors.

In addition to being accessible on the Company's website, copies of the Company's Code of Conduct, Corporate Governance Principles, and charters for the Company's Board Committees, are all available free of charge upon request to the Company's Executive Vice President, Chief Legal Officer and Corporate Secretary, Tarrant Sibley, at 1027 Newport Avenue, P.O. Box 1059, Pawtucket, R.I. 02861-1059.

Item 11. *Executive Compensation.*

The information required by this item is contained under the captions "Compensation of Directors", "Executive Compensation", "Compensation Committee Report", "Compensation Discussion and Analysis" and "Compensation Committee Interlocks and Insider Participation" in the Company's definitive proxy statement for the 2024 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this item is contained under the captions "Voting Securities and Principal Holders Thereof", "Security Ownership of Management" and "Equity Compensation Plans" in the Company's definitive proxy statement for the 2024 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this item is contained under the captions "Governance of the Company" and "Certain Relationships and Related Party Transactions" in the Company's definitive proxy statement for the 2024 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services.*

Our independent registered public accounting firm is KPMG LLP, Providence, RI, Auditor ID: 185.

The information required by this item is contained under the caption "Additional Information Regarding Independent Registered Public Accounting Firm" in the Company's definitive proxy statement for the 2024 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 15. *Exhibits, and Financial Statement Schedules.*

(a) Consolidated Financial Statements, Consolidated Financial Statement Schedules and Exhibits

(1) *Consolidated Financial Statements*

Included in PART II of this report:

> Report of Independent Registered Public Accounting Firm (PCAOBID 185)
> Consolidated Balance Sheets at December 31, 2023 and December 25, 2022
> Consolidated Statements of Operations for the Three Fiscal Years Ended in December 2023, 2022 and 2021
> Consolidated Statements of Comprehensive Earnings for the Three Fiscal Years Ended in December 2023, 2022 and 2021
> Consolidated Statements of Cash Flows for the Three Fiscal Years Ended in December 2023, 2022 and 2021
> Consolidated Statements of Shareholders' Equity and Redeemable Noncontrolling Interests for the Three Fiscal Years Ended in December 2023, 2022 and 2021
> Notes to Consolidated Financial Statements

(2) *Consolidated Financial Statement Schedules*

Included in PART IV of this report:

> For the Three Fiscal Years Ended in December 2023, 2022 and 2021:
>
> Schedule II—Valuation and Qualifying Accounts

Schedules other than those listed above are omitted for the reason that they are not required or are not applicable, or the required information is shown in the consolidated financial statements or notes thereto. Columns omitted from schedules filed have been omitted because the information is not applicable.

Item 16. *Form 10-K Summary.*

Not applicable.

Exhibit

2.   Plan of Acquisition

   (a)   Equity Purchase Agreement, dated as of August 3, 2023, by and among Hasbro, Inc., Lions Gate Entertainment Corp., Lions Gate Entertainment Inc. and Lions Gate International Motion Pictures S.à.r.l. (Incorporated by reference to Exhibit 2.01 to the Company's Current Report on Form 8-K filed August 7, 2023, File No. 1-6682.)

3.   Articles of Incorporation and Bylaws

   (a)   Restated Articles of Incorporation of the Company. (Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 2000, File No. 1-6682.)

   (b)   Amendment to Articles of Incorporation, dated June 28, 2000. (Incorporated by reference to Exhibit 3.4 to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 2000, File No. 1-6682.)

   (c)   Amendment to Articles of Incorporation, dated May 19, 2003. (Incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q for the period ended June 29, 2003, File No. 1-6682.)

   (d)   Second Amended and Restated Bylaws of the Company. (Incorporated by reference to Exhibit 3.4 to the Company's Current Report on Form 8-K dated September 30, 2022, File No. 1-6682.)

   (e)   Certificate of Designations of Series C Junior Participating Preference Stock of Hasbro, Inc. dated June 29, 1999. (Incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 2000, File No. 1-6682.)

   (f)   Certificate of Vote(s) authorizing a decrease of class or series of any class of shares. (Incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 2000, File No. 1-6682.)

4.   Instruments defining the rights of security holders, including indentures.

   (a)   Indenture, dated as of July 17, 1998, by and between the Company and The Bank of New York Mellon Trust Company, N.A. as successor Trustee to Citibank, N.A. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated July 14, 1998, File No. 1-6682.)

   (b)   Indenture, dated as of March 15, 2000, by and between the Company and The Bank of New York Mellon Trust Company, N.A. as successor Trustee to the Bank of Nova Scotia Trust Company of New York. (Incorporated by reference to Exhibit 4(b)(i) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 26, 1999, File No. 1-6682.)

   (c)   First Supplemental Indenture, dated as of September 17, 2007, between the Company and The Bank of New York Mellon Trust Company, N.A. as successor Trustee to the Bank of Nova Scotia Trust Company of New York. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed September 17, 2007, File No. 1-6682.)

   (d)   Second Supplemental Indenture, dated as of May 13, 2009, between the Company and The Bank of New York Mellon Trust Company, N.A. as successor Trustee to the Bank of Nova Scotia Trust Company of New York. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed May 13, 2009, File No. 1-6682.)

(e)   Third Supplemental Indenture, dated as of March 11, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. as successor Trustee to the Bank of Nova Scotia Trust Company of New York. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed March 11, 2010, File No. 1-6682.)

(f)   Fourth Supplemental Indenture, dated as of May 13, 2014, between the Company and The Bank of New York Mellon Trust Company, N.A. as successor Trustee to the Bank of Nova Scotia Trust Company of New York. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed May 13, 2014, File No. 1-6682.)

(g)   Fifth Supplemental Indenture, dated September 13, 2017, between the Company and The Bank of New York Mellon Trust Company, N.A. as successor Trustee to the Bank of Nova Scotia Trust Company of New York. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed September 13, 2017, File No. 1-6682.)

(h)   Sixth Supplemental Indenture dated as of November 19, 2019, among the Company and The Bank of New York Mellon Trust Company, N.A. and U.S. Bank, National Association, supplementing the Indenture dated as of March 15, 2000. (Incorporated by reference to Exhibit 1.2 to the Company's Current Report on Form 8-K filed November 19, 2019, File No. 1-6682.)

(i)   Description of the Company's Common Stock, $0.50 par value per share, registered pursuant to Section 12 of the Exchange Act. (Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended December 29, 2019, File No. 1-6682.)

10.   Material Contracts

(a)   Second Amended and Restated Revolving Credit Agreement, dated as of September 20, 2019, by and among Hasbro, Inc., Bank of America, N.A. and the other financial institutions party thereto. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8- K dated September 24, 2019, File No. 1-6682.)

(b)   First Amendment to Second Amended and Restated Revolving Credit Agreement, dated April 12, 2023 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 14, 2023, File No. 1-6682.)

(c)   Second Amendment to the Second Amended and Restated Revolving Credit Agreement, dated August 3, 2023 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 7, 2023, File No. 1-6682.)

(d)   Third Amended and Restated Revolving Credit Agreement, dated September 5, 2023, by and among Hasbro, Inc., Hasbro SA, Bank of America, N.A., and the other financial institutions party thereto (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 6, 2023, File No. 1-6682.)

(e)   Form of Commercial Paper Deal Agreement. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 28, 2011, File No. 1-6682.)

(f)   Form of Issuing and Paying Agent Agreement. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed January 28, 2011, File No. 1-6682.)

(g)   Term Loan Agreement, dated as of September 20, 2019, by and among Hasbro, Inc., Bank of America, N.A., and the other financial institutions party thereto. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 24, 2019, File No. 1-6682.)

Exhibit

    (h)   First Amendment to Term Loan Agreement, dated April 12, 2023 (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed April 14, 2023, File No. 1-6682.)

    (i)   Second Amendment to Term Loan Agreement, dated August 3, 2023 (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed August 7, 2023, File No. 1-6682.)

Executive Compensation Plans and Arrangements

    (j)   Form of Director's Indemnification Agreement. (Incorporated by reference to Exhibit 10(jj) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 30, 2007, File No. 1-6682.)

    (k)   Hasbro, Inc. Amended and Restated Deferred Compensation Plan for Non-Employee Directors.

    (l)   Hasbro, Inc. Restated 2003 Stock Incentive Performance Plan. (Incorporated by reference to Appendix D to the definitive proxy statement for its 2017 Annual Meeting of Shareholders, File No. 1-6682.)

    (m)   First Amendment to Hasbro, Inc. Restated 2003 Stock Incentive Performance Plan. (Incorporated by reference to Appendix C to the definitive proxy statement for the Company's 2017 Annual Meeting of Shareholders, File No. 1-6682.)

    (n)   Second Amendment to Hasbro, Inc. Restated 2003 Stock Incentive Performance Plan. (Incorporated by reference to Appendix C to the definitive proxy statement for the Company's 2020 Annual Meeting of Shareholders, File No. 1-6682.)

    (o)   Third Amendment to Hasbro, Inc. Restated 2003 Stock Incentive Performance Plan. (Incorporated by reference to Appendix C to the Company's definitive proxy statement for its 2023 Annual Meeting of Shareholders, File No. 1-6682.)

    (p)   Form of 2023 Stock Option Agreement under the Hasbro, Inc. Restated 2003 Stock Incentive Performance Plan. (Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2023, File No. 1-6682.)

    (q)   Form of 2023 Restricted Stock Unit Agreement under the Hasbro, Inc. Restated 2003 Stock Incentive Performance Plan. (Incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2023, File No. 1-6682.)

    (r)   Form of 2023 Contingent Stock Performance Award under the Hasbro, Inc. Restated 2003 Stock Incentive Performance Plan (Incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2023, File No. 1-6682.)

    (s)   Hasbro, Inc. Amended and Restated Nonqualified Deferred Compensation Plan. (Incorporated by reference to Exhibit 10(aaa) to the Company's Annual Report on Form 10-K for the Fiscal Year ended December 28, 2008, File No. 1-6682.)

    (t)   Hasbro, Inc. 2014 Senior Management Annual Performance Plan. (Incorporated by reference to Appendix F to the Company's definitive proxy statement for its 2017 Annual Meeting of Shareholders, File No. 1-6682.)

    (u)   First Amendment to Hasbro, Inc. 2014 Senior Management Annual Performance Plan. (Incorporated by reference to Appendix E to the Company's definitive proxy statement for its 2017 Annual Meeting of Shareholders, File No. 1-6682.)

	(v)	Hasbro, Inc. 2023 Performance Rewards Program.
	(w)	Employment Agreement with Chris Cocks, dated January 5, 2022 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-k filed with the SEC on January 10, 2022, File No. 1-6682.)
	(x)	Letter Agreement with Gina Goetter, dated April 3, 2023 (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2023. File No. 1-6682.)
	(y)	Letter Agreement with Tim Kilpin, dated March 29, 2023 (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2023. File No. 1-6682.)
	(z)	Transitional Advisory Services Agreement, dated March 10, 2023, between Hasbro and Deborah Thomas (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8- K filed March 14, 2023, File No. 1-6682).
	(aa)	Hasbro, Inc. Change in Control Severance Plan for Designated Senior Executives, as amended.
21.		Subsidiaries of the registrant.
23.		Consent of KPMG LLP.
31.1		Certification of the Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
31.2		Certification of the Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
32.1*		Certification of the Chief Executive Officer Pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934.
32.2*		Certification of the Chief Financial Officer Pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934.
97.		Hasbro, Inc. Policy Relating to Recovery of Erroneously Awarded Compensation.
101.INS		XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH		XBRL Taxonomy Extension Schema Document
101.CAL		XBRL Taxonomy Calculation Linkbase Document
101.LAB		XBRL Taxonomy Extension Labels Linkbase Document
101.PRE		XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF		XBRL Taxonomy Extension Definition Linkbase Document

* Furnished herewith.

The Company agrees to furnish the Securities and Exchange Commission, upon request, a copy of each agreement with respect to long-term debt of the Company, the authorized principal amount of which does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis.

Schedule II-Valuation and Qualifying Accounts
Fiscal Years Ended in December
(Millions of Dollars)

Valuation accounts deducted from assets to which they apply — for credit losses for accounts receivable:	Balance at Beginning of Year	Expense (Benefit)	Other Additions	Write-Offs and Other	Balance at End of Year
2023	$ 20.0	$4.2	$ —	$ (11.5)	$ 12.7
2022	$ 22.9	$7.9	$ —	$(10.8)	$ 20.0
2021	$ 33.6	$5.3	$ —	$(16.0)	$ 22.9

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HASBRO, INC.
(Registrant)

By: /s/ Christian P. Cocks   Date: February 28, 2024

    Christian P. Cocks
    Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Christian P. Cocks Christian P. Cocks	Chief Executive Officer and Director	February 28, 2024
/s/ Gina Goetter Gina Goetter	Executive Vice President and Chief Financial Officer (Duly Authorized Officer and Principal Financial and Principal Accounting Officer)	February 28, 2024
/s/ Richard S. Stoddart Richard S. Stoddart	Chair of the Board of Directors	February 28, 2024
/s/ Michael R. Burns Michael R. Burns	Director	February 28, 2024
/s/ Hope F. Cochran Hope F. Cochran	Director	February 28, 2024
/s/ Lisa Gersh Lisa Gersh	Director	February 28, 2024
/s/ Elizabeth Hamren Elizabeth Hamren	Director	February 28, 2024
/s/ Blake Jorgensen Blake Jorgensen	Director	February 28, 2024
/s/ Tracy A. Leinbach Tracy A. Leinbach	Director	February 28, 2024
/s/ Laurel J. Richie Laurel J. Richie	Director	February 28, 2024
/s/ Mary Beth West Mary Beth West	Director	February 28, 2024
/s/ Linda K. Zecher Higgins Linda K. Zecher Higgins	Director	February 28, 2024

Shareholder Information

Stock Exchange Information
The common stock of Hasbro, Inc. is listed on The NASDAQ Global Select Market under the symbol "HAS".

Annual Meeting
The Hasbro 2024 Annual Meeting of Shareholders will be held in a virtual format only. Our virtual meeting will be structured in a manner intended to provide our shareholders with a participation experience similar to an in-person meeting.

The virtual annual meeting will be held at 11:00 a.m. on Thursday, May 16, 2024. Shareholders can access the meeting via the Internet at www.meetnow.global/M55AKUW

Direct Stock Purchase and Dividend Reinvestment Plan
Under this plan, interested investors may purchase their initial shares and similar to existing Hasbro shareholders, may reinvest their dividends or make optional cash payments towards the purchase of additional shares of common stock through the Computershare CIP, a Direct Stock Purchase and Dividend Reinvestment Plan for Hasbro, Inc. sponsored and administered by Computershare Trust Company, N.A. Details about the plan can be viewed and printed from Computershare's website, www.computershare.com/investor.

Transfer Agent and Registrar
Shareholders who wish to change the name or address on their record of stock ownership, report lost certificates, consolidate accounts or make other inquiries relating to shares held directly in their name, cash dividends, tax reporting, escheatment notices or the Computershare CIP should contact:

Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
TEL: (781) 575-2879 / (800) 733-5001

To easily manage your account anytime, anywhere with no waiting visit Computershare's Quick Access Hub at http://cshare.us/qahub to view statements, tax forms, obtain stock value, share balances, replace checks, add or change account beneficiaries, update an address, enroll in direct deposit and receive text message notifications. For full access to your entire shareholder account in a secure online web environment and to consent to receive proxy materials and tax documents electronically go to www.computershare.com/investor to register your account.

Shareholders
As of March 20, 2024, there were approximately 7,270 shareholders of record of Hasbro's common stock.

Form 10-K
Hasbro's Annual Report on Form 10-K filed with the Securities and Exchange Commission provides certain additional information and is included herein. Shareholders may obtain an additional copy without charge by contacting the Investor Relations Department.

Investor Information
Securities analysts, investors and others who wish to receive information about Hasbro are invited to contact:

Hasbro Investor Relations
1027 Newport Avenue
P.O. Box 1059
Pawtucket, Rhode Island 02861
EMAIL: Hasbro_investor_relations@hasbro.com
WEBSITE: https://investor.hasbro.com/

Purpose and ESG
At Hasbro, our Purpose is to create joy and community for all people around the world, one game, one toy, one story at a time. We build long-term value and create trust with our stakeholders through responsible and sustainable business practices.
Our Environmental, Social, Governance (ESG) strategy is the framework for translating our Company's Purpose into action – getting from "why" we exist to "how" we deliver value and drive positive impact. Our ESG strategy focuses on the issues most salient to our business and stakeholders. Our priority ESG issues include:

Product and Content Safety, Climate and Environment, Human Rights and Ethical Sourcing and People and Culture (Human Capital Management). We uphold our consumers' trust and deliver on their expectations through strong adherence to our Product and Content Safety standards. We are committed to minimizing the impact of our company on the environment by implementing global sustainability strategies that protect our planet and build a more resilient business. Our robust Human Rights and Ethical Sourcing program helps to safeguard the safety, well-being, and dignity of the workers in our supply chain and throughout our business operations. By fostering an inclusive and winning culture and through strategic talent development and learning investments, we take action to ensure our team members feel empowered to bring their full selves to work each day. Finally, we have a proud tradition of using our company as a force for good. Through our Philanthropy and Social Impact work, we leverage our business assets, including employee time and talent, toy and game donations, financial support and our brands, to make the greatest impact possible in our communities around the world. To learn more about our company's ESG strategy, performance, and commitments, read our 2022 ESG Data Update at www.csr.hasbro.com/esg-reports











FTSE4Good
2023 WORLD'S MOST ETHICAL COMPANIES® ETHISPHERE 12-TIME HONOREE
AMERICA'S MOST JUST COMPANIES CNBC 2024
NAMED ONE OF THIS YEAR'S THE CIVIC 50 MOST COMMUNITY-MINDED BUSINESSES

The discussion set forth in the letter to our shareholders, and in this annual report, contains forward looking statements concerning our expectations and beliefs, including, without limitation, our business and marketing strategies; anticipated financial performance or business prospects in future periods; relationships with business partners, customers and suppliers; purchasing patterns of our customers and consumers; expected technological and product developments; the expected timing for scheduled new product introductions or our expectations concerning the future acceptance of products by customers; expected benefits and plans relating to acquired brands, properties and businesses; the development and timing of planned digital gaming products, consumer products and entertainment releases; adapting to changes in the methods of product and content distribution; marketing and promotional efforts; research and development activities; management of supply and inventory; expectations related to our manufacturing; impact of public health conditions; adequacy of our properties; expected benefits and cost-savings resulting from the Company's Operational Excellence Program; expected benefits and cost-savings from certain restructuring actions and divestiture of non-core businesses or assets; capital expenditures; working capital; liquidity; timing of and amount of repayment of indebtedness; capital allocation strategy, including plans for dividends and share repurchases; and other financial, tax, accounting and similar matters. Forward-looking statements are inherently subject to risks and uncertainties. For a discussion of uncertainties, risks and assumptions associated with these statements, see Part 1, Item 1A of our enclosed annual report on Form 10-K, under the heading, "Risk Factors." The Company undertakes no obligation to make any revisions to the forward-looking statements contained in the letter to shareholders and in this annual report to reflect subsequent events or circumstances.



1027 Newport Avenue
Pawtucket, RI 02861
hasbro.com

